Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of ____April ____ 2004

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	    This Form 6-K consists of the following:



           TELUS Management's Discussion and Analysis
                              and
       TELUS Corporation Consolidated Financial Statements

              for the year ended December 31, 2003
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            TELUS Management's Discussion and Analysis
          =============================================




Forward-looking statements

==============================================================================

This document and the management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the United States.

See the Risks and uncertainties section in Management's discussion and analysis for further information.


The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

==============================================================================

Management's discussion and analysis

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the years ended December 31, 2003 and 2002. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding Forward-looking statements (see Forward-looking statements). The Consolidated financial statements of TELUS have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 22 to the Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The Consolidated financial statements and Management's discussion and analysis have been reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

Management's discussion and analysis is comprised of the following:

 1. Core business, vision and strategy
 2. Key performance drivers
 3. Capability to deliver results
 4. Results
   * Critical accounting estimates
   * Accounting policy developments
   * Financial impact of price cap decisions
   * Selected financial information
   * Quarterly information
   * Performance to 2003 targets and guidance
   * Results of operations
   * Liquidity and capital resources
   * 2004 Outlook
   * 2004 financial and operating targets and issues
   * 2004 financing plan
 5. Risks and uncertainties

1. Core business, vision and strategy
=====================================

Core business

TELUS Corporation, as the largest telecommunications company in Western Canada and the second largest in Canada, provides a full range of telecommunications products and services including data, Internet protocol (IP), voice and wireless services. TELUS earns the majority of its revenue from access to, and usage of, the Company's telecommunications infrastructure, or from providing products and services that facilitate access and usage of the Company's infrastructure.

Vision and strategy

TELUS' strategic intent, or vision, is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS' strategy for growth is to focus exclusively on core telecommunications business in Canada. As a result it has evolved from a regional telecommunications company in 1999, serving 28% of Canada's population, to a strong national, facilities-based player in the growth areas of wireless, data and IP. The Company embarked on this strategy to take advantage of the significant growth opportunities that the national market offers.

Corporate background

TELUS Corporation was created from the 1999 merger of BC TELECOM and the former TELUS - two Western Canadian incumbent local exchange carriers (ILECs) - and the acquisition in 2000 of both the Eastern Quebec ILEC QuebecTel (now TELUS Quebec) and the national digital wireless company Clearnet Communications Inc. (Clearnet). BC TELECOM and TELUS were long-established, regional full-service telecommunications companies. At the time of the 1999 merger, TELUS announced its plans to provide telecommunications services in other parts of Canada. From 1999 through 2001, TELUS constructed a national fibre-optic network, subsequently supplemented by fibre rings in major centres in Central Canada. In 2000, TELUS began offering business voice, data and other services outside its Western base, principally in the province of Ontario, and wireless resale services in the provinces of Ontario, Manitoba and Saskatchewan. The purchase of QuebecTel in June 2000 allowed TELUS to accelerate its market entry into the province of Quebec. With the acquisition of Clearnet in October 2000, and the subsequent integration of mobility services, TELUS became a leading Canadian wireless service provider.

Early in 2001, TELUS acquired additional wireless spectrum in major population areas in the Industry Canada PCS spectrum auction. During 2001, TELUS sold non-core assets including its directory advertising business and real estate, and exited the equipment leasing business. The Company also acquired six smaller data/IP, hosting and application development companies and assets largely focused on Central Canada. In 2002, TELUS implemented a new advanced intelligent national long distance and card service platform, integrated TELUS Quebec's Internet backbone with TELUS' national Internet backbone, completed national integration of TELUS' wireless operations in Alberta and B.C. with Clearnet Communications and QuebecTel Mobilite, upgraded to a next generation 1X wireless data network across Canada, began transforming the Company's national network to IP-based technology, completed several billing system integrations and conversions at TELUS Mobility and TELUS Communications, and began to realize significant operating savings in TELUS Communications from implementation of the Operational Efficiency Program. In 2003, the Company became the first in Canada, and one of the first in the world, to deploy an IP-based network that is designed to carry high-quality voice, data and video applications. Significant improvements in profitability and free cash flow were realized in 2003 from TELUS Communications as a result of the Operational Efficiency Program, and from TELUS Mobility operations as a result of network revenue growth and scale efficiencies.

The Company's principal subsidiaries are TELUS Communications Inc. (including TELE-MOBILE COMPANY partnership), TELUS Quebec Inc. (including TELUS Communications (Quebec) Inc.) and TELUS Services Inc. (including TELUS Services Partnership).

The Company's reportable segments, which reflect TELUS' organization structure and are used to manage the business, are TELUS Communications and TELUS Mobility. The two segments are differentiated based on products and services, distribution channels, technology, and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. Segmented information is presented in Note 20 of the Consolidated financial statements, and discussed in the following sections.

Strategic imperatives

TELUS continues to be guided by its six strategic imperatives established more than three years ago that serve as a guideline for the Company's actions. Some examples of TELUS' progress in 2003 against these imperatives follow:

 1. Building national capabilities across data, IP, voice and wireless
   * A call centre was established in Montreal to in-source Internet help desk services from a third party.

   * TELUS Mobility enhanced its national Mike's Direct Connect digital 2-way radio features to allow roaming in different regions in Canada. Mike's service area now stretches across most of Canada, and in 2004 push-to-talk roaming across North America is planned through roaming agreements with Nextel.

 2. Providing integrated solutions that differentiate TELUS from its competitors
   * TELUS started migrating toll voice traffic onto its next generation network (NGN) in July 2003, beginning the transformation of the TELUS network to a single IP network designed to carry high-quality voice, data and video applications, and giving TELUS a competitive advantage in the business marketplace. For business customers, TELUS IP-One was launched to provide a full suite of IP-based advanced application services and the ability to integrate voice mail, e-mail, data and video through a user-friendly online Web portal.

   * For consumers, additional emerging broadband applications are currently being explored. The Company now offers a legal high-quality music download service. In addition, TELUS received a broadcasting distribution licence from the Canadian Radio-television and Telecommunications Commission (CRTC) in the fall of 2003 to offer digital television service in select communities across
     Alberta and B.C., as well as a licence to offer commercial video-on-demand (VOD) services. Using TELUS' existing high-speed infrastructure, these licences could enable the Company to compete with cable companies and satellite service providers for TV entertainment services. TELUS is testing these services and further evaluating them for potential introduction in 2004.

 3. Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business
   * A partnership with the Calgary Health Authority was established to deliver end-to-end human resources solutions to health care and other organizations.

   * TELUS Mobility, with Spotnik Mobile, began a national roll-out of public Wi-Fi Hotspots and have acquired the rights to provide public Wi-Fi access in more than 450 sites in transportation facilities, hotels, office complexes, food service establishments and other high-traffic locations.

   * TELUS continues its strategic relationship with Verizon
     Communications, the largest U.S. provider of wireline communications, and a major U.S. wireless service provider.

   * The Company divested several smaller non-strategic properties for cash proceeds of $51.2 million in 2003.

 4. Focusing relentlessly on the growth markets of data, IP and wireless
   * TELUS signed a seven-year, $160 million sub-contract with IBM Canada to provide TD Bank Financial Group with managed data services across Canada. Connecting these sites with TELUS' NGN will represent the largest network migration undertaken in the Canadian telecommunications industry.

   * High-speed Internet subscribers increased by 37% to 561,600.

   * TELUS Mobility continued to grow its roster of 1X Wireless Web devices and services featuring wireless e-mail, text messaging, Web browsers, organizer applications and Java(tm) support. A brand campaign that highlighted TELUS' new camera phones and picture messaging service helped to establish a leadership position for TELUS in this market area.

   * In 2003, 52% of TELUS' revenue came from wireless and data, up from 48% in 2002 and 28% three and a half years ago.

 5. Going to market as one team, under a common brand, executing a single strategy
   * TELUS' brand, with its fresh, nature-based and non-technical approach and future-friendly brand promise, achieved high rankings in advertising awareness in Canada at the end of 2003.

 6. Investing in internal capabilities to build a high-performance culture and efficient operations
   * Closed or consolidated 20 additional customer contact centres into call centre campuses in major centres in order to deploy common systems and platforms and more effectively handle calls.

2. Key performance drivers
==========================

To focus on the opportunities and challenges and create value for shareholders, TELUS sets corporate priorities each year.

In 2003, the priorities were as follows:
   * delivering operational efficiency
   * improving levels of customer service
   * enhancing TELUS Mobility's leadership position in North American wireless industry
   * strengthening TELUS' financial position
   * improving profitability in Central Canada
   * reaching a collective agreement

In 2004, the priorities are as follows:
   * reaching a collective agreement
   * growing brand value through superior customer service
   * revitalizing wireline growth
   * driving towards leadership in high-speed Internet
   * enhancing TELUS Mobility's leadership position in wireless
   * embracing continual cost efficiency.

Operational efficiency

All of the objectives of the Operational Efficiency Program for 2003 were achieved or exceeded, as shown in the table below. TELUS Communications plans to continue to reduce costs and internalize a cost-conscious mentality throughout the organization. In 2004, approximately $96 million of additional savings from the Operational Efficiency Program are expected, bringing TELUS Communications ongoing annual savings of $550 million.

TELUS Communications EBITDA (see Non-GAAP measures used by management in notes following Selected Financial Information for a description of EBITDA) is expected to be relatively unchanged in 2004 as low revenue growth, additional Operating Efficiency Program savings and improvement in non-ILEC operating efficiency are expected to be offset by further negative price cap decision impacts and inclusion of share-based compensation expense as adopted from recently confirmed recommendations in Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870. Capital expenditure levels are expected to decrease modestly in 2004 with similar levels of investment for non-ILEC areas, high-speed Internet (ADSL), and other initiatives. Communications segment cash flow (EBITDA excluding restructuring less capital expenditures) is expected to be $1.13 to $1.18 billion in 2004, compared with $1.14 billion in 2003.

												2003		2004
Operational improvement objectives                          Actual results                      Target (1)      Target
                                                        2003 		Cumulative (2)		Cumulative (2)	Incremental
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Customer contact centres closed or consolidated		20 		44  			43  		-
Communications segment phone store closures		- 		33  			33  		-
Net staff reductions		                        1,300 		7,500  			7,300  		50 in 2004
Savings ($ millions)		                        304 		454  			450  		Approx. 96
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  (1) As disclosed in Management's discussion and analysis in the 2002 TELUS annual report.
  (2) Cumulative refers to the duration of the Operational Efficiency Program, 2001 through 2003.

Customer service

An important TELUS priority is to grow brand value through superior customer service, network reliability and customer solutions.

In 2003, TELUS Mobility continued to provide superior customer service as evidenced by its very low level of customer disconnects called churn - an average of only 1.5% per month. This was accomplished through the reliability of the two digital networks, expanded coverage of the networks and excellent customer care provided from regional centres across Canada.

Service improvements introduced by TELUS Communications during 2003 included:
   * Launch and roll-out of an interactive voice recognition tool that directs callers to the appropriate destination for four contact centre areas (high-speed Internet, customer care, business billing and credit). The number of misdirected calls has been reduced substantially, and productivity and quality of service measures have improved;

   * Integration of the Internet support and online billing information Web site, telus.net, with the Company's portal mytelus.com, provides a more seamless customer experience. This single integrated Web site provides customers with 24-hours-per-day, seven-days-per-week access to support, information and self-serve tools. The benefits of this site to TELUS include more efficient Web management and customer support data analysis.

Service levels in most areas in TELUS Communications improved in 2003 as compared with 2002, with most retail CRTC quality of service measures meeting or exceeding standards at December 31, 2003.

TELUS Communications' quality of service temporarily deteriorated commencing in July of 2003 as a result of an unprecedented number of concurrent factors including fires, windstorms, floods, power outage, computer viruses, heavy seasonal call volumes, delays in the process of hiring and training contact centre staff to replace team members who accepted voluntary departure incentives, and performance and stability problems with a new trouble management system. The result was short-term service issues and a backlog of trouble reports, which were reflected in four indicators monitored by the CRTC, namely: Access to Repair Bureau, Out-of-Service Cleared in 24 Hours, Repair Appointments Met, and Access to the Business Office.

By the end of December 2003, TELUS was performing well above the CRTC standards for two of these service areas - Access to Repair Bureau and Access to the Business Office. Efforts to clear the backlog of trouble reports accumulated through the fall depressed December service results for Out-of-Service Cleared in 24 Hours and Repair Appointments Met. By late December and in January 2004, results to standard were being demonstrated in the urban areas of British Columbia, and throughout Alberta.

TELUS remains focused on sustaining the improvements made to date and to raise performance in rural British Columbia above service standard. TELUS call centres, including operator services, are now outperforming CRTC standards and historical levels of service. Continued process enhancements and new technology and tools are expected to help front-line team members deliver industry-leading levels of customer service in 2004.

Leadership in wireless

In 2003, TELUS Mobility continued to lead the Canadian industry with average revenue per subscriber unit per month (ARPU) of $57, while maintaining one of the lowest churn rates in North America at 1.5%. TELUS Mobility EBITDA (excluding Restructuring and workforce reduction costs) increased by an industry-leading 52.5%, when compared with 2002. As a result of continued EBITDA growth and reduced capital expenditures, TELUS Mobility generated substantially improved cash flow (EBITDA excluding restructuring less capital expenditures) to a record $455.5 million or 20.9% of Network revenue in 2003, significantly higher than $75.1 million generated in 2002.

For 2004, TELUS plans to maintain its leadership position in terms of the financial and operational performance of the wireless business. Innovative marketing, strong brand, and superior customer service and retention programs should once again fuel top-quartile industry growth in revenue, profit and cash flow. TELUS Mobility is targeting 2004 revenue growth of 12 to 14% and EBITDA growth of 20 to 26%. These are being driven by wireless subscriber growth expectations of 11 to 12% and continued margin expansion from improved scale efficiencies. TELUS Mobility 2004 capital expenditures of approximately $350 million are expected to be at a similar level to 2003 and are expected to be focused on capacity improvements as well as network and efficiency enhancements. TELUS Mobility cash flow (EBITDA excluding restructuring less capital expenditures) is expected to increase to $625 to $675 million in 2004, compared with $455.5 million in 2003.

Wireless revenue and EBITDA as a proportion of TELUS consolidated results are expected to be approximately 36 and 33%, respectively, in 2004. This compares with 26 and 14%, respectively, in 2001.

Strengthening TELUS' financial position

In 2003, the Company reduced net debt by $872 million, paid down a portion of its accounts receivable securitization program and continued to improve its financial ratios. The net debt to EBITDA ratio decreased from 3.3 times at the end of 2002 to reach the original 2003 year-end target of 3.0 times by mid -year, and was reduced to 2.6 times at December 31, 2003. During 2003, the credit rating agencies improved their outlooks or trend for TELUS debt to one 'positive' and three 'stable' assessments from four 'negative' assessments at the beginning of the year. On December 18, 2003, Moody's Investors Service placed the long-term credit rating of TELUS Corporation under review for possible upgrade, and subsequently announced the upgrade in the credit rating to Baa3 (investment grade) with a stable outlook on March 2, 2004. In the bond markets, prices on TELUS Corporation notes have appreciated by approximately 14%, while interest rate spreads over the relevant benchmark government bonds have narrowed over the last year by 72% on average.

TELUS has set a target for the net debt to EBITDA ratio of 2.5 times or less for the end of 2004, and 2.2 times or less for the longer term. TELUS' long-term leverage policy for net debt to total capitalization is 45 to 50%, compared with an actual 53% at the end of 2003. TELUS' financial targets for 2004 are outlined in more detail (see 2004 financial and operating targets and issues).

Improving profitability in Central Canada

In 2003, TELUS Communications' non-ILEC EBITDA in Central Canada improved to a negative $28.7 million, exceeding the original annual target of negative $60 million. This compares favourably with the negative $107.1 million recorded in 2002. Operating performance improved because of cost containment efforts and increasing services provided on TELUS facilities (on-net). In 2004, non-ILEC revenues are targeted to increase by approximately $55 million or 10%, while non-ILEC EBITDA is targeted to improve by approximately $34 million to positive $5 million.

Reaching a collective agreement

In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union (TWU) for a new collective agreement replacing four legacy agreements from BC TELECOM and Alberta-based TELUS. During 2003, the Company participated in an extended conciliation process that was completed on January 12, 2004 without an agreement being reached. The parties then entered a 21-day cooling-off period until February 2, 2004, at which time on 72 hours notice a legal work stoppage could have occurred.

From January 5 to 26, 2004, the TWU conducted a second strike vote among its members. On January 15, 2004, the federal Department of Labour appointed the two conciliators as mediators to continue to work with TELUS and the TWU towards a possible resolution. On January 19, 2004, TELUS tabled a final offer to the TWU at a meeting with the mediators. On January 28, 2004, the Canadian Industrial Relations Board (CIRB), in response to an unfair labour practice complaint from the TWU, ordered TELUS Communications Inc. to offer binding arbitration to the TWU as an option to reach a collective agreement. On January 29, 2004, given the arbitration offer, the Company withdrew its final offer and on the same day the TWU announced that they had 86% support from those voting for a strike mandate. However, on January 30, 2004 the TWU announced that they had accepted the offer of binding arbitration in order to reach a new collective agreement.

Binding arbitration has the following advantages for the parties:

   * a collective agreement should be in place during 2004;
   * when issues cannot be agreed to by the negotiating parties, the arbitrator(s) will usually make a determination based on terms of reference and typically include the business circumstances of the company and the industry; and
   * labour disruption is avoided.

Subsequently, on February 17, 2004, TELUS filed an application with the CIRB for reconsideration of its various decisions limiting TELUS' ability to communicate and the direction to offer binding arbitration. At the same time, TELUS also filed an appeal with the Federal Court related to this reconsideration application. However, TELUS is continuing to participate in the arbitration process. At the time of writing, the Company, the TWU and the mediators were engaged in selecting the arbitrator(s), determining the process to be used and setting the terms of reference to be used in arbitration and timeline. This remains an objective to be accomplished in 2004.

The following two corporate priorities are new for 2004.

Revitalizing wireline growth

TELUS Communications revenue growth in 2003 was negative 4%. In 2004 revenue is expected to range between zero and 1% after further negative regulatory price cap decision impacts of approximately $24 million. While this is an industry-wide phenomenon, TELUS is targeting growth in data and IP revenues to offset declining voice and other revenues.

TELUS plans to set the stage for revitalizing wireline growth through a step-change improvement in marketing and sales effectiveness, which is an important component of the Company's growth strategy over the next few years. TELUS cannot continue to grow its wireline business by simply cutting costs, and aims to revitalize revenue. TELUS also plans to exploit its lead in deploying the NGN and launch of innovative data and IP applications like TELUS IP-One.

Driving towards leadership in high-speed Internet

Another priority is to accelerate TELUS Communications' progress towards a leadership position in high-speed Internet access. Three years ago, TELUS had a market share of 8% and at the end of 2003 TELUS served an estimated 38% of the high-speed market in its incumbent areas. For 2004, the target is to add approximately 125,000 high-speed Internet subscribers, compared with 151,600 net additions in 2003.

In Alberta, B.C. and Eastern Quebec, growth in high-speed Internet access helps protect voice revenues and provides a platform for TELUS to roll out advanced services like TELUS IP-One, wireless local area networks and other potential services including IP telephony and TV entertainment. TELUS' goal is to present a unified front to customers and deliver integrated solutions across its wireline and wireless capabilities.

3. Capability to deliver results
================================

Operational capabilities - TELUS Communications

In addition to continued operating efficiency savings, it is important for TELUS Communications to begin addressing the decline of its revenue line. The Company is focused on revitalizing revenue growth through new product introductions and more effective marketing and sales. Additionally, continued productivity and improved processes, while operating with a stable staff levels, are expected to offset inflationary increases and maintain EBITDA levels.

Operational capabilities - TELUS Mobility

TELUS Mobility is expected to continue to realize scale efficiencies as a result of growing its operations nationally. A high proportion of each additional network revenue dollar is expected to continue to flow through to EBITDA, as TELUS Mobility expects to have sufficient resources to serve its growing subscriber base, with continued cost control and modest hiring.

Liquidity and capital resources

During 2003, TELUS generated sufficient cash flow internally to fund capital expenditures, payments under restructuring programs, and a reduction in securitized receivables and debt. TELUS believes that its internally generated cash flow, combined with its ability to access external capital, provides sufficient resources to finance its cash requirements during 2004 and to maintain appropriate available liquidity. The Company generally expects to maintain a minimum of $1 billion in unutilized liquidity and to maintain or improve its credit ratings in 2004.

4. Results
==========

Critical accounting estimates
-----------------------------

TELUS' significant accounting policies are described in Note 1 of the Consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

General

   * Unless otherwise specified in the discussion of the specific critical accounting estimates, the Company is not aware of trends, commitments, events or uncertainties that it reasonably expects to materially affect the methodology or assumptions associated with the critical accounting estimates, subject to the items identified in the Forward-looking statements section of this Management's discussion and analysis.

   * During the last two fiscal years, changes were made to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in the Company's debt ratings, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimates, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or within a valid range of estimates, from which the recorded estimate was selected, were used.

   * All critical accounting estimates are uncertain at the time of making the estimate and affect the following consolidated income statement line items: income taxes (except for estimates about goodwill) and Common Share and Non-Voting Share income. Similarly, all critical accounting estimates affect the following consolidated balance sheet line items: current assets (income and other taxes receivable); future income tax assets or liabilities; and shareholders' equity (retained earnings). Generally, the discussion of each critical accounting estimate does not differ between the Company's two segments: Communications and Mobility. The critical accounting estimates affect the consolidated income statement and consolidated balance sheet line items as follows:


Consolidated income statement|						   Operating expenses
                              -----------------------------------------------------------------------------------
			     |					    Restructuring 		    Amortization
			     |					    and workforce 		    of intangible      Other
Consolidated balance sheet   |			     Operations	   reduction costs  Depreciation       assets	   expense, net
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Accounts receivable					 X
Inventories						 X
Capital assets and goodwill(1)								 X		 X
Investments														 X
Payroll and other employee-related liabilities(2)	 X				 X		 X
Restructuring and workforce reduction costs				 X
Employee defined benefit pension plans(2)		 X				 X		 X
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  (1) Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company's Mobility segment.
  (2) Accounting estimate impact due to internal labour capitalization rates.


Accounts receivable
General

   * The Company considers the business area that gave rise to the accounts receivable, performs statistical analysis of portfolio delinquency trends and performs specific account identification when determining its allowance for doubtful accounts. This information is also used in conjunction with current market-based rates of borrowing to determine the fair value of its residual cash flows arising from accounts receivable securitization. The fair value of the Company's residual cash flows arising from the accounts receivable securitization is also referred to as its 'retained interest'.

   * Assumptions underlying the allowance for doubtful accounts include portfolio delinquency trends and specific account assessments made when performing specific account identification. Assumptions underlying the determination of the fair value of residual cash flows arising from accounts receivable securitization include those developed when determining the allowance for doubtful accounts as well as the effective annual discount rate.

   * These accounting estimates are in respect of the Accounts receivable line item on the Company's consolidated balance sheet comprising approximately 4% of total assets as at December 31, 2003. If the future were to adversely differ from management's best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a bad debt charge in the future. Such a bad debt charge does not result in a cash outflow.

Key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization

   * The estimate of the Company's fair value of its retained interest could materially change from period to period due to the fair value estimate being a function of the amount of accounts receivable sold, which can vary on a monthly basis. See Note 9 of the Consolidated financial statements for further analysis.

The allowance for doubtful accounts

   * The estimate of the Company's allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues, from a variance in the amount of accounts receivable sold to the securitization trust and from variances in accounts receivable collection performance.

Inventories
The allowance for inventory obsolescence

   * The Company determines its allowance for inventory obsolescence based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

   * Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. The estimate of the Company's allowance for inventory obsolescence could materially change from period to period due to due to changes in product offerings and consumer acceptance of those products.

   * This accounting estimate is in respect of the Inventory line item on the Company's consolidated balance sheet, which comprises approximately 1% of total assets as at December 31, 2003. If the allowance for inventory obsolescence was inadequate, the Company could experience a charge to operations expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Capital assets and Goodwill
General

   * The accounting estimates for Capital assets and Goodwill represent approximately 66% and 18%, respectively, of the Company's consolidated balance sheet, as at December 31, 2003. If the Company's estimated useful lives of assets were incorrect, the Company could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management's best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company's immediate liquidity.

The estimated useful lives of assets; the recoverability of tangible assets

   * The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of tangible assets is significantly impacted by the estimated useful lives of assets.

   * Assumptions underlying the estimated useful lives of assets include timing of technological obsolescence, competitive pressures and future infrastructure utilization plans. See Note 2(h) of the Consolidated financial statements for discussion of changes made to the Company's estimated useful lives of assets during the past two fiscal years.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

   * Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model combined with a market-based approach in determining the fair value of its spectrum licences and goodwill. See Note 10(c) of the Consolidated financial statements for further discussion of methodology.

   * The most significant assumptions underlying the recoverability of intangible assets with indefinite lives and goodwill include: future cash flow and growth projections including economic risk assumptions and estimates of achieving desired key operating metrics and drivers; future weighted average cost of capital; and annual earnings multiples. The significant factors impacting these assumptions include estimates of future market share, key operating metrics such as churn and ARPU, level of competition, technological developments, interest rates, market economic trends, debt levels and debt ratings. See Note 10(c) of the Consolidated financial statements for a discussion of assumption sensitivity testing.

Investments
The recoverability of long-term investments

   * The Company assesses the recoverability of its long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

   * The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. The estimate of the Company's recoverability of long-term investments could materially change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (the Company does not control them).

   * If the allowance for recoverability of long-term investments were inadequate, the Company could experience an increased charge to Other expense in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow.

Future income tax assets and future income tax liabilities
The composition of future income tax assets and future income tax liabilities

   * Future income tax assets and liabilities are comprised of temporary differences between the carrying amount and tax basis of assets and liabilities as well as tax losses carried forward. The timing of the reversal of the temporary differences is estimated and the tax rate substantively enacted for the period of reversal is applied to the temporary difference. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities as well as tax losses carried forward are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation. The timing of the reversal of the temporary differences is estimated based upon assumptions of expectations of future results of operations.

   * Assumptions underlying the composition of future income tax assets and future income tax liabilities include expectations about future results of operations and the timing of reversal of deductible temporary differences and taxable temporary differences. These assumptions also affect classification between income and other taxes receivable and future income tax assets. See Risks and uncertainties, Tax matters. The composition of future income tax assets and future income tax liabilities is reasonably likely to change from period to period because of the significance of these uncertainties.

   * This accounting estimate is in respect of material asset and liability line items on the Company's consolidated balance sheet comprising approximately 5% of total assets and 6% of total liabilities and shareholders' equity, respectively, as at December 31, 2003. If the future were to adversely differ from management's best estimate of future results of operations and the timing of reversal of deductible temporary differences and taxable temporary differences, the Company could experience material future income tax adjustments. Such future income tax adjustments do not result in immediate cash outflows and, of themselves, would not affect the Company's immediate liquidity.

Accounts payable and accrued liabilities (payroll and other employee-related liabilities)
The accruals for payroll and other employee-related liabilities

   * As discussed elsewhere in this Management's discussion and analysis, TELUS Communications Inc. is in collective bargaining with the Telecommunications Workers Union and is proceeding to binding arbitration. The outcome of achieving a new collective agreement could differ from the Company's accrued estimates. Also contained within the accruals for payroll and other employee-related liabilities is a significant accrual in respect of performance-based, employee incentive compensation that may vary by quarter based upon estimates of achieving the pre-determined annual corporate objectives.

   * Assumptions underlying the accruals for payroll and other employee-related liabilities that are uncertain at the time of making the estimate include the decision of the arbitrator in the settlement of the collective agreement, personal performance of employees, and operational and financial performance as compared to pre-determined annual business unit and corporate objectives.

   * These accounting estimates are included in the operating expense line within the Company's consolidated income statement. If the settlement of the collective agreement or performance objective achievement resulted in the Company's associated accrual being materially understated, the immediate impact on the Company's financial position could be a larger than accrued demand on liquidity and a material adjustment recorded in the results of operations.

Restructuring and workforce reduction costs
The accruals for restructuring and workforce reduction costs

   * As required by generally accepted accounting principles, the accrual for Restructuring and workforce reduction costs was built up from a sufficiently detailed action plan that included a cost estimate for each action therein.

   * Assumptions underlying the accruals for Restructuring and workforce reduction costs that are uncertain at the time of making the estimate include the proportion of eligible participants accepting offers under the Operational Efficiency Program.

   * This accounting estimate is in respect of a material line item on the Company's consolidated income statement for the years ended December 31, 2003 and 2002. If the accrual for Restructuring and workforce reduction costs was inadequate, the Company could experience an increased charge to operations expense in the future.

Employee defined benefit pension plans
Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

   * The Company reviews industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the defined benefit pension costs and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is usually based upon the yield on long-term, high-quality fixed term investments. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by plans' target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

   * Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revising assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 19(g) of the Consolidated financial statements for further analysis.

   * This accounting estimate is in respect of a component of the largest operating expense line item on the Company's consolidated income statement. If the future were to adversely differ from management's best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, the Company could experience future increased defined benefit pension expense. The magnitude of the immediate impact is lessened, as the excess of net actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan.

Accounting policy developments
------------------------------

Guarantees

Commencing with the Company's 2003 fiscal year, the new guidelines of the Canadian Institute of Chartered Accountants (CICA) for the disclosure of guarantees (CICA Accounting Guideline AcG-14) apply to the Company (see Note 17(e) of the Consolidated financial statements). The guideline elaborates on required disclosures by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued.

Asset retirement obligations

During the Company's 2003 fiscal year, the Company early adopted the new recommendations of the CICA for accounting for asset retirement obligations (CICA Handbook Section 3110) (see Note 1(m) of the Consolidated financial statements). The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. All amounts arising from the application of this accounting policy were not significant.

Employee future benefits

During the fourth quarter of 2003, the Company adopted the recommendations of the CICA dealing with incremental disclosure related to employee benefit plans (CICA Handbook Section 3461) (see Note 19 of the Consolidated financial statements).

Share-based compensation

Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) will apply to the Company. The amendments will result in the Company no longer being able to use the intrinsic method of accounting for share options granted to employees. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), which will be implemented effective January 1, 2004.

Hedging relationships

Commencing with the Company's 2004 fiscal year, the new guidelines of the CICA for accounting for hedging relationships (CICA Accounting Guideline AcG-13) apply to the Company. The Company's existing hedge accounting policy is compliant with the new guideline (see Note 1(g) of the Consolidated financial statements).

Financial impact of price cap decisions
---------------------------------------

On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for the ILECs (incumbent local exchange carriers), or Telecom Decision 2002-34 and Telecom Decision 2002-43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 for TELUS Communications Inc. (TCI) and beginning August 2002 for TELUS Communications (Quebec) Inc. (TCQI). In an effort to foster competition for residential basic service in non-high cost service areas (non-HCSAs), the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions. The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-HCSAs. The Company has adopted the liability method of accounting for the deferral account. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, all income statement effects of the deferral account are recorded through operating revenues (see Risks and uncertainties, Regulatory - Price cap regulation).

On March 18, 2003, the CRTC issued Telecom Decision 2003-11, which finalized for the industry the assignment of tariffed services to the service baskets established in the Regulatory Framework for the Second Price Cap Period. Also on March 18, 2003, the CRTC released Telecom Decision-2003-18, TELUS Communications Inc. - 2002 Annual Price Cap Filing, in which it approved, on a final basis, the majority of the applications filed in 2002 by TELUS proposing rate changes pursuant to Decision 2002-34. On August 27, 2003, the CRTC released Telecom Order 2003-352 - 2003 Annual Price Cap Filing. This order approved all of TCI's tariff applications, for implementation on a prospective basis, to meet its 2003 price cap commitments.

On August 22, 2003, the CRTC issued Telecom Decision 2003-56, which finalized for TCQI the assignment of tariffed services to the service baskets established in Decision 2002-43. The assignment was made in a manner very similar with the assignments for large ILECs in Decision 2003-11. Also on August 22, 2003, the CRTC issued Telecom Decision 2003-57, which approved, with changes, applications filed by TCQI for rate changes and directed TCQI to file further rate changes to meet its 2002 price cap commitment. All other TCQI rates were approved on a final basis.

The impact of these decisions on TELUS was a decrease in Communications segment Operating revenues of $78.2 million in 2003, when compared with 2002. In addition, TELUS Communications' EBITDA (excluding restructuring) decreased by $78.5 million in 2003, when compared with 2002.


Selected financial information
------------------------------

The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the audited Consolidated financial statements of TELUS for the year ended December 31, 2003, and its annual audited Consolidated financial statements for previous years.

Three-year data							2003 			2002 			2001
($ in millions except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
Consolidated financial information

Operating revenues						7,146.0 		7,006.7 		7,080.5
Operations expense						4,301.9 		4,488.1 		4,550.9
Restructuring and workforce reduction costs			   28.3 		  569.9 		  198.4
Financing costs and other					  651.3 		  646.8 		  607.5
Income taxes (recovery)						  176.9 		  (42.5)		   93.4
Income (loss) from continuing operations			  331.5 		 (229.0)		 (138.8)
Discontinued operations						     - 			     - 			  592.3
                                                              -------------           -------------           -------------
Net income (loss)						  331.5 		 (229.0)		  453.5
Common Share and Non-Voting Share income (loss)			  320.9 		 (239.3)	 	  443.0
Earnings (loss) per common share(1) - basic
  Continuing operations					 	    0.92 		   (0.75)		   (0.51)
  Discontinued operations					     - 			     - 			    2.02
                                                             --------------           -------------           -------------
  Net income 							    0.92 		   (0.75)		    1.51
Earnings (loss) per common share(1) - diluted
  Continuing operations		 				    0.91 		   (0.75)		   (0.51)
  Discontinued operations					     - 			     - 			    2.02
                                                              -------------           -------------           -------------
  Net income 		 					    0.91 		   (0.75)		    1.51
Cash dividends declared per common share(1)		 	    0.60 		    0.60 		    1.20
Total assets						       17,477.5		       18,219.8 	       19,265.6
Current maturities of long-term debt				  221.1 		  190.3 		  229.9
Long-term debt							6,469.4 		8,197.4 		8,651.4
Pension, post-retirement, deferred hedging liability
  and other long-term liabilities				  983.8 		  193.9 		  188.7
                                                              -------------           -------------           -------------
Total long-term financial liabilities				7,453.2 		8,391.3 		8,840.1
Future income tax liabilities					1,007.0 		  992.3 		1,326.6
Non-controlling interest					   10.7 		   11.2 	 	    8.0
Common equity 							6,442.7 		6,214.4 		6,767.6
Convertible debentures 						  149.6 		  148.5 		  147.4
Preference and preferred share capital 				   69.7 		   69.7 		   69.7
Cash provided by operating activities				2,144.0 		1,741.0 		1,407.8
Capital expenditures						1,252.7 		1,697.9 		2,605.3

Other information

EBITDA (excluding restructuring)(2)				2,844.1 		2,518.6 		2,529.6
EBITDA(3)							2,815.8 		1,948.7 		2,331.2
Free cash flow(4)						  960.6 		   (1.4)	       (1,339.3)
Free cash flow (2004 method)(5)					  844.9 		 (139.6)	       (1,143.9)
---------------------------------------------------------------------------------------------------------------------------------

  (1) Includes Common Shares and Non-Voting Shares.

Non-GAAP measures used by management to evaluate performance of business units and segments

  (2) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) excluding Restructuring and workforce reduction costs is calculated as:


($ in millions)							2003			2002			2001
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues						7,146.0			7,006.7			7,080.5
Less Operations expense						4,301.9			4,488.1			4,550.9
---------------------------------------------------------------------------------------------------------------------------------
EBITDA excluding Restructuring and workforce reduction costs	2,844.1			2,518.6			2,529.6
---------------------------------------------------------------------------------------------------------------------------------

      The Company has issued guidance on and reports EBITDA excluding Restructuring and workforce reduction costs because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which can be transitional in nature. EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

  (3) Targets for 2004 have been set based upon EBITDA including
      Restructuring and workforce reduction costs. The definition of EBITDA was amended for 2004 to reflect a change in how the Company measures operating performance, as restructuring costs are anticipated to occur for the foreseeable future. See table below for the calculation. The 2004 target also reflects adoption of CICA Handbook Section 3870 for share-based compensation and other share-based payments on a prospective basis, which is expected to be approximately $45 million in 2004.

($ in millions)							2003			2002			2001
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues						7,146.0			7,006.7			7,080.5
Less Operations expense						4,301.9			4,488.1			4,550.9
Less Restructuring and workforce reduction costs		   28.3			  569.9			  198.4
---------------------------------------------------------------------------------------------------------------------------------
EBITDA								2,815.8			1,948.7			2,331.2

  (4) Free cash flow excludes Restructuring and workforce reduction costs and payments, certain working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities, Free cash flow is relevant because it provides an indication of how much cash is available before changes in working capital (such as trade payables and receivables) and after funding capital expenditures and dividends. This measure is useful to reflect ongoing cash flows as restructuring and workforce reduction costs and payments can change dramatically and are not indicative of ongoing cash flow levels. The following reconciles Free cash flow with Cash provided by operating activities:

($ in millions)							2003			2002			2001
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities				2,144.0			1,741.0			1,407.8
Less Net employee defined benefit plans expense (credits)	   53.0			   (9.8)		  (45.7)
Less Employer contributions to employee defined benefit plans	  (99.8)		  (75.3)		  (48.1)
Less Non-cash working capital changes,
 except change in taxes and interest				   49.2			  279.4			   48.0
Less Other, net operating activities				   44.0			  (11.6)		   (7.8)
Capital expenditures					       (1,252.7)	       (1,697.9)	       (2,605.3)
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow (2004 method)					  844.9			 (139.6)	       (1,143.9)
Add back Restructuring and workforce reduction cash payments	  287.7			  273.8			  129.8
Dividends							 (172.0)		 (135.6)		 (325.2)
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow							  960.6			   (1.4)	       (1,339.3)

      Free cash flow and free cash flow (2004 method) are calculated below. The measures for 2002 and 2001 have been restated on a consistent basis to include interest received, which, in 2003 and 2002 was primarily for the settlement of tax matters.

($ in millions)							2003			2002			2001
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (excluding restructuring)				2,844.1			2,518.6			2,529.6
Cash interest paid						 (657.5)		 (675.8)		 (623.3)
Cash interest received						   41.6			   24.5			   14.6
Income taxes received (paid)					  165.5			   18.6			 (329.7)
Capital expenditures					       (1,252.7)	       (1,697.9)	       (2,605.3)
Dividends							 (172.0)		 (135.6)		 (325.2)
Investment tax credits received
  (included in both EBITDA and cash income taxes (recovery))	   (8.4)		  (53.8)		     -
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow							  960.6			   (1.4)	       (1,339.3)
Restructuring and workforce reduction cash payments		 (287.7)		 (273.8)		 (129.8)
Add back Dividends						  172.0			  135.6			  325.2
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow (2004 method) (5)				  844.9			 (139.6)	       (1,143.9)

   (5) Targets for 2004 have been set based upon free cash flow after restructuring payments and before dividend payments. The definition of Free cash flow was amended for 2004 to reflect a change in how the Company measures operating performance, as restructuring payments are anticipated to occur for the foreseeable future, and the level of dividend payments is set after consideration of cash flows before dividends are paid out.

Quarterly information
---------------------
($ in millions,
except per
share amounts)	   2003 Q4	 2003 Q3	2003 Q2	      2003 Q1	     2002 Q4	   2002 Q3	  2002 Q2	2002 Q1
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues   1,825.6 	   1,806.2 	  1,773.3 	1,740.9        1,794.4       1,766.3 	    1,748.0  	  1,698.0
Restructuring and
 workforce reduction
 costs			16.2 	       2.3 	      3.3 	    6.5 	 241.0 	       313.3 		3.1 	     12.5
Net income (loss)	49.6 	     115.9	     74.8 	   91.2 	(139.2)	      (107.4)	       18.4 	     (0.8)
Per weighted average
 Common Share and
 Non-Voting Share
 outstanding
   - basic	 	 0.13 	       0.32 	      0.21 	    0.26 	  (0.41)	(0.35)		0.05 	     (0.01)
   - diluted		 0.13 	       0.32 	      0.21 	    0.26 	  (0.41)	(0.35)		0.05 	     (0.01)
Dividends declared
 per Common Share
 and Non-Voting
 Share outstanding	 0.15 	       0.15 	      0.15 	    0.15 	   0.15 	 0.15 		0.15 	      0.15
---------------------------------------------------------------------------------------------------------------------------------

Performance to 2003 targets and guidance
----------------------------------------

TELUS exceeded or met all of its original targets and final guidance for TELUS Mobility and exceeded or met all of the original targets and final guidance for consolidated results, except for the original target for consolidated revenue, which was negatively impacted by performance of the TELUS Communications. The Communications segment exceeded or met its original targets for non-ILEC EBITDA, capital expenditures and high-speed Internet subscriber net additions, however, the original targets for segment revenue and segment EBITDA were not achieved. The original target for non-ILEC revenue was met, when adjusted for the revenue impact of asset dispositions. Communications segment results also did not achieve final guidance for segment revenues and slightly exceeded final guidance for capital expenditures, while meeting all other final guidance targets. See the Results of operations for discussion of 2003 results, as compared with 2002.

Performance to 2003 targets
and guidance			     2003 	          2002 	        	  Met M	     				  Met M
			            Results	      Annual report	 	       	      Revised
 						       targets for		  Not	     guidance for		  Not
							  2003			  Met X		2003			  Met X
=================================================================================================================================
Consolidated
  Revenues			  $7.15 billion		$7.2 to 			     $7.1 to $7.2 billion(2)	    M
							$7.3 billion		    X
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA
  (excluding restructuring)	  $2.84 billion		$2.7 to 		    M	    $2.75 to $2.85 billion(2)       M
							$2.8 billion		 	     $2.8 to $2.85 billion(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Earnings per share - basic	     92 cents		  35 to 55 cents	    M	       50 to 70 cents(1)	    M
											       80 to 90 cents(2)	    M
											       85 to 95 cents(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures		 $1.253 billion		  Approx. 		    M	     $1.2 to $1.3 billion(2)	    M
							$1.5 billion			     $1.2 to $1.25 billion(3)       ~
											     Approx. $1.25 billion(4)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Free cash flow		   $961 million		$500 to 		    M	     $800 million to
							$600 million			       $1 billion(2)		    M
											     $900 million to
											       $1 billion(3)		    M
											     $915 to $965 million(4)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Net debt to EBITDA ratio	    2.6 times		 3.0 times		    M	      2.8 times or less(2)	    M
											      2.7 times or less(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
Communications segment
  Revenue (external)		  $4.79 billion		$5.0 to			    X	    $4.85 to $4.9 billion(2)	    X
					 	       $5.05 billion			     $4.8 to $4.85 billion(3)	    X
---------------------------------------------------------------------------------------------------------------------------------
  Non-ILEC revenue		 $555.4 million	        $575 million		    ~ (5)    Approx. $555 million(4)	    M
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA
  (excluding restructuring)	 $2.029 billion	      $2.075 to			    X	     $2.0 to $2.075 billion(2)	    M
						       $2.15 billion			   $2.025 to $2.05 billion(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Non-ILEC EBITDA 		$(28.7) million		  Approx. 		    M	     Approx. $(30) million(2)	    M
						       $(60) million
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures		   $893 million		  Approx.		    M	     $850 to $900 million(2)	    M
						       $1.05 billion			     $850 to $875 million(3)	    X
											     Approx. $875 million(4)	    X
---------------------------------------------------------------------------------------------------------------------------------
  High-speed Internet net additions  151,600		150,000 to		    M	     Approx. 125,000(2)		    M
							  175,000		    M	     Approx. 150,000(3)		    M
---------------------------------------------------------------------------------------------------------------------------------
Mobility segment
  Revenue (external)		  $2.36 billion		$2.2 to			    M	    $2.25 to $2.3 billion(2)	    M
						       $2.25 billion		   	     $2.3 to $2.35 billion(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA			   $815 million		$625 to			    M	     $675 to $700 million(1)	    M
							$650 million			     $750 to $775 million(2)	    M
											     $775 to $800 million(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures		   $360 million		  Approx. 	            M	     $350 to $400 million(2)	    M
						        $450 million			     $350 to $375 million(3)	    M
											     Approx. $375 million(4)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Wireless subscriber net additions  431,100		400,000 to	            M	     Approx. 350,000(1)		    M
							  450,000	            M	   350,000 to 375,000(2)   	    M
											     Approx. 400,000(3)		    M
---------------------------------------------------------------------------------------------------------------------------------

   (1) First quarter revised guidance.
   (2) Second quarter revised guidance.
   (3) Third quarter revised guidance.
   (4) December 18, 2003 final guidance.
   (5) Revised downward by $20 million for the divestiture of application development assets.


Results of operations
---------------------

During the first quarter of 2003, the Canadian economy was operating at near full production capacity due to strong domestic demand. However, due to unforeseen developments over the second and third quarters of 2003 (e.g. SARS, mad cow disease, power blackout in Ontario), economic growth was weaker than expected. In addition, the 21% appreciation of the Canadian dollar against the U.S. dollar constrained Canadian economic growth. Softness in wireline services continued in 2003, and TELUS Communications experienced a decrease of about 4% in revenues compared with expectations at the beginning of the year of flat to 1% growth. In contrast, strong growth occurred in the wireless industry, and TELUS Mobility revenues increased by about 17% compared with the 9 to 11% growth expected at the beginning of 2003.

Consolidated operating revenues increased by 2.0% and consolidated EBITDA (excluding restructuring) increased by 12.9% for the year ended December 31, 2003, when compared with 2002. Revenue increased primarily because of 18.9% network revenue growth and 14.3% subscriber growth in the TELUS Mobility, while TELUS Communications revenues decreased by 4.0% because of negative regulatory price cap impacts, continued price competition in long distance and lower customer premises equipment sales. Consolidated EBITDA (excluding restructuring) increased primarily because of revenue growth and scale efficiencies in TELUS Mobility, which resulted in a 52.5% increase in TELUS Mobility EBITDA (excluding restructuring), and savings realized in TELUS Communications. TELUS Communications savings were a result of the Operational Efficiency Program and reduced losses in non-incumbent operations, partly offset by a higher pension expense in 2003 and significant non-recurring investment tax credits recorded in 2002. TELUS Communications realized $304.0 million of incremental savings in 2003 from a cumulative reduction of approximately 7,500 staff positions, the cumulative closure or consolidation of 44 customer contact centres, and the closure in 2002 of 33 retail phone stores.

Restructuring and workforce reduction costs decreased by $541.6 million in 2003, when compared with 2002, because the majority of the costs associated with the second and third phases of the Operational Efficiency Program were required to be expensed in 2002. Depreciation and amortization expenses increased by $82.5 million or 5.3%, primarily as a result of the growth in assets with shorter lives, including software and data network assets.

Interest on long-term and short-term debt decreased by $43.2 million in 2003, when compared with 2002, primarily as a result of debt repurchases and retirements. The decrease in interest on long-term and short-term debt was more than offset by a non-recurring $82.7 million pre-tax gain on debt redemption recorded in 2002. In addition, interest income increased by $17.4 million in 2003, primarily for the settlement of tax matters relating to prior years.

Net income increased to $331.5 million and earnings per share increased to 92 cents in 2003, compared with a net loss of $229.0 million and a net loss per share of 75 cents in 2002. The improvement was due primarily to significant growth in EBITDA and the lower charge for Restructuring and workforce reduction costs in 2003.

		[Basic income (loss) per Share] Graph

During 2003, the Company generated free cash flow of $960.6 million, including the receipt of $223.0 million of income taxes and interest for the settlement of tax matters relating to prior years. Free cash flow after payments under restructuring and workforce reduction initiatives and before dividend payments was $844.9 million. As a result of strong free cash flow, TELUS reduced net debt by $872.0 million in 2003. The net debt to EBITDA ratio improved to 2.6 times from 3.3 times at the start of 2003, while the EBITDA interest coverage ratio improved to 4.5 times from 3.7 times at the beginning of the year, both as a result of debt reduction and improvement in EBITDA (excluding restructuring). Reduced leverage in TELUS was recognized by the four credit rating agencies, which improved their credit rating outlooks or trends to one 'positive' and three 'stable' assessments at the end of 2003, from four 'negative' assessments at the beginning of the year. On March 2, 2004, Moody's Investors Service announced it had upgraded TELUS' credit rating to Baa3 (investment grade) with a stable outlook from Ba1 with a positive outlook. In the bond markets, TELUS Corporation notes appreciated during 2003 by approximately 14%, while interest rate spreads over the relevant benchmark government bonds narrowed by 72% on average.


Consolidated highlights
Years ended December 31					2003 		2002 		       Change 	 	 %
---------------------------------------------------------------------------------------------------------------------------------
($ in millions except per share amounts)

Operating revenues					7,146.0 	7,006.7 		  139.3 	  2.0

EBITDA (excluding restructuring)			2,844.1 	2,518.6 		  325.5 	 12.9

Restructuring and workforce reduction costs		   28.3 	  569.9 		 (541.6)	(95.0)

EBITDA							2,815.8 	1,948.7 		  867.1 	 44.5

Net income (loss)					  331.5 	 (229.0)		  560.5 	   -

Earnings (loss) per share (EPS), basic			    0.92 	   (0.75)		    1.67 	   -

Cash dividends per share				    0.60 	    0.60 		     - 		   -

Cash provided by operating activities			2,144.0 	1,741.0 		  403.0 	 23.1
Capital expenditures					1,252.7 	1,697.9 		 (445.2)	(26.2)

Free cash flow						  960.6 	   (1.4)		  962.0 	   -
Free cash flow (2004 method)				  844.9 	 (139.6)		  984.5 	   -
---------------------------------------------------------------------------------------------------------------------------------

The discussion below for Operating revenues, Operations expense, EBITDA (excluding restructuring), Restructuring and workforce reduction costs and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated financial results.

Operating revenues - Communications segment
Years ended December 31					2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Voice local(1)						2,087.5 	2,106.5 		 (19.0)		 (0.9)
Voice contribution					   73.2 	   89.4 		 (16.2)		(18.1)
Voice long distance(2)					  961.1 	1,016.0 		 (54.9)	 	 (5.4)
Data(3)							1,368.1 	1,366.6 		   1.5 	 	  0.1
Other							  296.5 	  410.8 		(114.3)		(27.8)
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue				4,786.4 	4,989.3 		(202.9)		 (4.1)

Intersegment revenue					   94.5 	   95.3 		  (0.8)		 (0.8)
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue					4,880.9 	5,084.6 		(203.7)		 (4.0)
---------------------------------------------------------------------------------------------------------------------------------

   (1) Voice local - incremental regulatory price cap reductions of $16.0 million for the fourth quarter and $48.2 million for the year ended December 31, 2003.
   (2) Voice long distance - incremental regulatory price cap changes of positive $0.6 million for the fourth quarter and negative $0.6 million for the year ended December 31, 2003.
   (3) Data - incremental regulatory price cap reductions of $4.3 million for the fourth quarter and $29.4 million for the year ended December 31, 2003.


TELUS' Communications segment continued its strategic focus on driving increased profitability by focusing on operational efficiency and cost control in the face of declining revenues.

Voice local revenue is generated from access to the Company's network, which is provided to customers on a monthly subscription basis, and from the Company's optional and pay-per-use enhanced services. Local access revenue decreased by $31.5 million in 2003, when compared with 2002, due to price cap decision impacts and fewer access lines - partly offset by growth in non-ILEC business. Increased local enhanced services revenue of $12.5 million in 2003 partly offset the decline in local access revenues. Excluding the negative price cap impacts, voice local revenue increased by $29.2 million or 1.4% in 2003, when compared with 2002.

Consumer network access lines decreased by 36,000 in 2003 compared with a decrease of 32,000 in 2002. Consumer line losses were a result of technological substitution and competitive activity. Technological substitution included the loss of lines to wireless services, making the traditional measurement of local market share based on the share of lines a less useful metric, particularly when basic wireline services are closely regulated and wireless services are not. Business network access lines decreased by 5,000 in 2003 compared with a decrease of 24,000 in 2002. Business lines decreased primarily as a result of continued migration to more efficient ISDN services, offset by gains in Central and Eastern Canada exceeding competitive losses in Western Canada. The 0.8% decrease in total access lines in 2003 was slightly lower than the 1.1% decrease in 2002.

Voice contribution revenue, which represents TELUS' share of contribution pool funds for providing service in high cost rural service areas, decreased in 2003, when compared with 2002. The decrease was a result of a lower shortfall calculated according to the methods prescribed by the CRTC for TELUS and other industry competitors.

Voice long distance revenue decreased in 2003, when compared with 2002, primarily as a result of fewer consumer and business minutes and price competition. Consumer revenues decreased as a result of competitive pressures including 'dial-around' services, partly offset by an increase in the monthly long distance plan administration fee from $1.25 to $2.95 in February 2003. Business revenues decreased as a result of fewer minutes and lower rates. Wholesale settlement revenues were relatively unchanged in 2003 as higher volumes were offset by lower prices. Substitution to alternative technologies such as e-mail, Internet and wireless contributed to long distance revenue and minute erosion. The traditional measurement of wireline long distance market share is a less reliable measure as a result of IP and wireless substitution.

Data revenues include Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access, managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, data settlements and data equipment sales. Wireless data revenues are included in Mobility segment Network revenues. Communications segment data revenue growth was relatively flat as increased Internet-related revenues were offset by price cap impacts and lower revenues for data equipment sales and other services. This included a reduction of application development revenues by approximately $21 million in 2003, when compared with 2002, due to the disposal of certain assets during the second quarter of 2003. Data revenue growth normalized for the disposal of assets and the negative price cap impacts was $51.8 million or 3.8% in 2003, as compared with 2002. Internet service revenues increased by $71.9 million in 2003, primarily as a result of growth in the Internet subscriber base, partly offset by lower introductory pricing. TELUS high-speed Internet subscriber additions decreased by 22.4% for the year in line with market growth, but were up 5.3% to 45,500 during the fourth quarter of 2003 due in part to the success of a new introductory offer, as well as strong market demand.

Other revenue decreased in 2003, when compared with 2002, primarily as a result of lower voice equipment rental and sales, as well as lower rent from support structures, lower installation and contract services, and lower individual line service grants in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.

Total external operating revenue discussed above included non-ILEC revenues of $555.4 million for the year ended December 31, 2003, compared with $527.2 million for the same period in 2002, an increase of $28.2 million or 5.3%. Growth in non-ILEC application development revenues was affected by the disposal of certain assets discussed in data revenues above, reducing the revenues by approximately $21 million in 2003, when compared with 2002. Normalized for such asset disposals, non-ILEC revenues increased by approximately $49.2 million or 9% for the full year.

Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

Key operating indicators - Communications segment
(000s)							2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
As at December 31
-----------------
Network access lines, end of year			4,870 		4,911 			(41)		 (0.8)

Total Internet subscribers(1), end of year		  881.4 	  801.7 		 79.7 		  9.9
  Dial-up						  319.8 	  391.7 		(71.9)		(18.4)
  High-speed						  561.6 	  410.0 		151.6 		 37.0

Years ended December 31
-----------------------
Change in network access lines				  (41)		  (56)			 15 		 26.8

Total Internet subscriber net additions(1)		   79.7  	  131.8 		(52.1)		(39.5)
  Dial-up						  (71.9)	  (63.4)		 (8.5)		(13.4)
  High-speed						  151.6 	  195.2 		(43.6)		(22.3)
---------------------------------------------------------------------------------------------------------------------------------

   (1) As a result of a subscriber audit following a billing system conversion in the third quarter of 2002, Internet subscriber counts and net additions for 2003 are net of reductions of approximately 13,000 dial-up subscribers and approximately 4,700 high-speed Internet subscribers.


           [TELUS Mobility Revenue] Graph

Operating revenues - Mobility segment
Years ended December 31					2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Network revenue						2,183.7 	1,852.7 		  331.0 	 17.9
Equipment revenue					  175.9 	  164.7 		   11.2 	  6.8
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue				2,359.6 	2,017.4 		  342.2 	 17.0

Intersegment revenue					   15.7 	   17.5 		   (1.8)	(10.3)
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue					2,375.3 	2,034.9 		  340.4 	 16.7
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased significantly for the year ended December 31, 2003 as compared with 2002. The Network revenue growth was a result of the continued expansion of TELUS Mobility's subscriber base by 14.3% to approximately 3.4 million subscribers from 3.0 million subscribers one year ago. In addition, ARPU increased to $57 in 2003 as compared with $55 in 2002.

TELUS Mobility's execution of its strategic focus on profitable revenue growth and subscriber retention resulted in a higher ARPU and an improved churn rate year over year. The improved ARPU was a result of increased usage and disciplined pricing changes including per-minute billing and the reduction of eligible hours included in certain 'free evening and weekend' rate plan features. Average minutes of use (MOU) per subscriber per month were 350 in 2003 as compared with 290 in 2002. At December 31, 2003, postpaid subscribers accounted for 82.1% of the total cumulative subscriber base as compared with 83.1% one year earlier and have been stable during the current year. Net postpaid additions represented 74.5% of all net additions in 2003 as compared with 72.2% in 2002. Annual total net subscriber additions of 431,000 increased compared with last year. This was driven in part by a successful fourth quarter advertising campaign that highlighted TELUS' new camera phones and picture messaging service. The campaign helped to establish a market leadership position for TELUS Mobility in the camera phone marketplace.

Blended postpaid and prepaid churn rate improved significantly to 1.5% in 2003, as compared with 1.8% in 2002 Deactivations for the full year of 2003 were 556,100 as compared with 599,100 for the same period last year, representing a 7.2% decline despite a larger subscriber base. The decline in churn can be attributed to improved network quality and coverage, improved client service levels, client contracting as part of loyalty and retention programs, and specific grandfathered rate plans related to per-second billing and the change to certain 'free evening and weekend' rate plan features.

Equipment sales, rental and service revenue in 2003 increased by $11.2 million or 6.8% to $175.9 million despite a decline in gross subscriber additions from 1,016,900 to 987,200, principally due to product mix and higher handset prices.

Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.

Key operating indicators - Mobility segment
(000s for subscribers and additions)			2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
As at December 31
-----------------
Subscribers - postpaid					2,811.8 	2,490.6 		  321.2 	   12.9
Subscribers - prepaid(1)				  612.2 	  504.9 		  107.3 	   21.3
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Subscribers - total					3,424.0 	2,995.5 		  428.5 	   14.3

Total POPs(2) covered including
  roaming/resale (millions)(3)				   29.9 	   27.5 		    2.4 	    8.7

Years ended December 31
-----------------------
Net subscriber additions - postpaid			  321.2 	  301.6 		   19.6 	    6.5
Net subscriber additions - prepaid(1)			  109.9 	  116.2 		   (6.3)	   (5.4)
---------------------------------------------------------------------------------------------------------------------------------
Net subscriber additions - total			  431.1 	  417.8 		   13.3 	    3.2

Churn, per month (%)(1)(4a)				    1.5 	    1.8 		   (0.3)	     -
Acquisition COA(4b)
  per gross subscriber addition ($)(4c) (5)		  430 		  425 			    5 		    1.2
ARPU ($)(4d)						   57 		   55 			    2 		    3.6

EBITDA(4e) to network revenue (%)			   37.3 	   28.9 		    8.4 	     -
Retention COA to network revenue (%)			    4.7 	    3.9 		    0.8 	     -
EBITDA(4e) excluding
  Acquisition COA ($ millions)(4f)			1,240.0 	  944.0 		  296.0 	   31.4
---------------------------------------------------------------------------------------------------------------------------------

  (1) Based on an audit of the prepaid platform in the fourth quarter of 2003, a one-time adjustment was made to the prepaid subscriber base. Cumulative subscribers were reduced by approximately 7,600 in the period. Of the 7,600, net additions as recorded for 2003 reflected a 5,000 adjustment for current year deactivations. Management believes the deactivations related to the prior period are immaterial and therefore net additions have not been restated. Furthermore, 2003 churn was calculated to reflect the 5,000 deactivations in the current year.
  (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
  (3) TELUS Mobility has not activated all digital-roaming areas. As at December 31, 2003, TELUS Mobility PCS digital population coverage was
      22.2 million and 29.5 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
  (4) The following are not measures under accounting principles generally accepted in Canada and the U.S. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:
          a. Churn is calculated as the number of subscriber units disconnected during the period divided by the average number of units on the network,expressed as a rate per month.
          b. Acquisition COA consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period.
          c. Acquisition COA per gross subscriber addition is Acquisition COA divided by gross subscriber activations during the period.
          d. ARPU is calculated as network service revenue divided by the average number of units on the network during the period, expressed as a rate per month.
          e. Excluding restructuring of $6.5 million in 2002.
          f. EBITDA excluding Acquisition COA is a measure for operational profitability normalized for the period costs of adding new customers.
  (5) For the year ended December 31, 2002, Acquisition COA of $425 excluded the effect of the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax (PST) authorities, representing a reversal of a cumulative COA liability.


Operations expense - Communications segment
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					2,852.2 	3,100.8 		 (248.6)	(8.0)
---------------------------------------------------------------------------------------------------------------------------------

Operations expense for the Communications segment decreased in 2003, when compared with 2002, primarily due to the traction of the Operational Efficiency Program as well as lower non-ILEC expenses and lower equipment costs of sales, partly offset by an increased pension expense in 2003. In addition, expenses for 2002 were reduced by significant investment tax credits as a result of a settlement of tax matters. The significant changes in operating expenses for the year ended December 31, 2003, when compared with the same period in 2002, were:

Operational Efficiency Program and staffing-related changes

Cumulative savings achieved since the inception of the Operational Efficiency Program in 2001 were $454 million and all of the program targets for the end of 2003 were attained or exceeded.

   * Savings in salaries, benefits, employee-related overhead costs, contracting and consulting costs, advertising and promotions expense and other such costs under this program were $304.0 million. Net staff departures in 2003 under this program were approximately 1,500 for the full year. Two small divestitures reduced staff levels by 200 for the full year. Partly offsetting these staff reductions were the addition of 161 staff from a newly formed partnership with the Calgary Health Authority (TELUS Sourcing Solutions) and the addition of 215 staff to in-source Internet help desk services to a new Montreal call centre. Neither of these two initiatives were anticipated when the Operational Efficiency Program was announced. Consequently, Communications segment overall staff count decreased by 1,303 for the full year. There were 18,430 full-time equivalent employees at the end of 2003, a decrease of 1,238 when compared with 19,668 at the end of 2002;

   * Expenses increased by $22.5 million in 2003, when compared with 2002, as a result of lower labour capitalization representing lower capital build activities as a result of Operational Efficiency Program savings;

Significant non-recurring items

   * Expenses for 2002 were lowered by $50.5 million as a result of significant non-recurring investment tax credits, partly offset by $1.3 million of investment tax credits for the full year of 2003. The investment tax credits were recognized as a result of a settlement with tax authorities for previous years' claims and were recorded as a reduction of operations expense;

Other changes

   * Transit and termination costs decreased by $34.8 million as a result of a significant decrease in the cost per minute of outbound traffic, despite an increase in traffic;

   * Equipment cost of sales decreased by $71.0 million, primarily as a result of lower sales of voice and data equipment. This included approximately $15 million of lower high-speed Internet cost of sales as a result of reduced gross additions of high-speed Internet subscribers, lower modem prices and recognition of certain promotional discounts to customers recorded as an offset against revenues;

   * Bad debt expense decreased by $14.6 million as a result of the effects in 2002 of the unstable global telecom and high technology industries on non-ILEC results, as well as reduced exposure in 2003 arising from improved credit and collections processes;

   * Revenue taxes, which are contributions to the national fund for providing service in high cost rural service areas, decreased by $12.5 million. The decrease was primarily a result of the December 19, 2003 CRTC Decision that reduced the 2003 contribution rate from 1.3% in 2002 to 1.1% of eligible revenues;

   * The expense for the Software and Related Technology and Service Agreements with Verizon Communications Inc. (Verizon) was $8.1 million lower in 2003, primarily because of the appreciation of the Canadian dollar against the U.S. dollar;

   * Pension expense for defined benefit and defined contribution plans increased by $49.9 million;

   * Overtime expenses increased by $11.9 million in the second half of 2003, as compared with the same period in 2002. These costs were incurred primarily to improve customer service and clear backlogs created by a number of natural disasters, staffing and system conversion issues in the third quarter of 2003;

   * Additional costs for the new partnership with the Calgary Health Authority and establishment of the Montreal call centre were $7.4 million in 2003. The partnership with the Calgary Health Authority was established to deliver end-to-end human resources solutions to health care and other organizations, while the Montreal call centre has been established to in-source Internet help desk services from a third party;

   * Inflation and all other changes increased expenses by $54.5 million.

Included in the total segment expenses discussed above are non-ILEC operations expenses for 2003 of $580.0 million, as compared with $634.5 million in 2002. This represented a decrease of $54.5 million or 8.6% as a result of increasing the proportion of on-net traffic, increased competitive data network access discounts and other operating efficiencies including a lower bad debt expense.

Operations expense - Mobility segment
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					1,559.9 	1,500.1 		   59.8 	 4.0
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility operations expense increased by $38.8 million or 2.6% in 2003 when compared with 2002 (after normalizing for the $21.0 million favourable PST ruling in 2002). TELUS Mobility has been able to achieve significant economies of scale as evidenced by growth in subscribers of 14.3% in 2003 and 17.9% growth in Network revenue, with only a nominal increase in operating expenses year-over-year.

Expenses related to equipment sales increased by $7.5 million or 2.0% in 2003 when compared with 2002. However, prior year expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition (COA). Once normalized to exclude the 2002 provincial sales tax credit, equipment expense for 2003 decreased by $13.5 million or 3.4%, as compared with 2002. This decrease was principally due to a decline in gross subscriber activations and improved handset pricing, including favourable exchange rates, offset partially by the introduction of a new suite of products, including the camera phone in the fourth quarter, and increased retention activity. Gross subscriber activations were 987,200 in 2003 as compared with 1,016,900 in 2002. Handset costs are included in marketing COA.

Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Network operating expenses increased to $371.0 million in 2003 as compared with $366.7 million in 2002. This occurred as a result of increases in transmission and site-related expenses to support the increased number of cell sites, a larger subscriber base, and improved network quality and coverage. These costs were partially offset by a reduction in Industry Canada spectrum licence fees. TELUS Mobility has focused efforts on containing network costs through negotiating improved leased transmission rates, roaming rates and maintenance rates with a number of telecommunications carriers and key vendors. TELUS Mobility also continues to build out microwave facilities to continue the reduction in future transmission costs. TELUS Mobility's digital population coverage expanded by 2.1 million to 29.5 million in 2003 due to the continued activation of digital roaming regions and network expansion.

Marketing expenses excluding handset subsidies were $297.4 million in 2003 as compared with $249.4 million in 2002. The increases were primarily due to higher advertising expenses and dealer compensation costs associated with the expanded subscriber base and to increased re-contracting activity. Despite the higher marketing expenses, acquisition COA remained relatively flat in 2003 at $430 as compared with $425 in 2002 (excluding any benefit from the $21.0 million PST clarification). The year-over-year cost remained relatively flat as Mobility continued to grow profitably. Combined with the improved churn, this indicates COA over the life of the subscriber continued to improve significantly in 2003 as compared with 2002.

General and administration (G&A) expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A expenses were unchanged in 2003 at $512.8 million despite subscriber base growth of 14.3% and Network revenue growth of 17.9%. TELUS Mobility increased full-time equivalent employees (FTEs) by 4.4% to 5,387 from 5,161 one year earlier to support the significant growth in the subscriber base and continued expansion of its company-owned retail stores. Higher payroll costs were offset by lower bad debts. The improvements in bad debts can be attributed to the completion of billing system conversions in 2002 and improvement in credit and collections. TELUS Mobility completed five major billing system conversions by October 2002 after an 18-month integration period.

EBITDA (excluding restructuring) by segment
Years ended December 31					2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Communications segment					2,028.7 	1,983.8 		   44.9 	  2.3
Mobility segment					815.4 		  534.8 		  280.6 	 52.5
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TELUS Consolidated					2,844.1 	2,518.6 		  325.5 	 12.9
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (excluding restructuring) margin percentage(1) by segment
Years ended December 31					2003 		2002 	 		Change
---------------------------------------------------------------------------------------------------------------------------------
%
Communications segment					41.6 		   39.0 		    2.6
Mobility segment (2)					34.3 		   26.3 		    8.0
TELUS Consolidated					39.8 		   35.9 		    3.9
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   (1) EBITDA (excluding restructuring) divided by total revenue.
   (2) EBITDA (excluding restructuring of $6.5 million in 2002) as a percentage of network revenue was 37.3% for 2003, as compared with 28.9% (27.7% before PST clarification) for 2002.

Communications segment EBITDA (excluding restructuring) for 2002 was positively impacted by $50.5 million of significant non-recurring investment tax credits. Normalized for the 2002 investment tax credits and the price cap decision impacts, Communications segment EBITDA (excluding restructuring) increased by $173.9 million or 9.0% in 2003 as compared with 2002. EBITDA (excluding restructuring) and the related margin improved in 2003 primarily as a result of:

   * Operational Efficiency Program savings of $304 million;
   * non-ILEC EBITDA (excluding restructuring) improvements of $78.4 million;
   * partly offset by negative price cap decision impacts, decreasing long distance and other revenues, and increased pension costs.

Improved TELUS Mobility segment EBITDA (excluding restructuring of $6.5 million in 2002) and the related margin is attributable to strong ARPU and subscriber growth combined with a significant reduction in the churn rate and cost containment. Consequently, EBITDA (excluding restructuring) grew by 52.5% to $815.4 million in 2003. When the $21.0 million favourable PST clarification in 2002 is excluded, EBITDA (excluding restructuring) for 2003 increased by 58.7%. The EBITDA (excluding restructuring) margin, when calculated as a percentage of network revenue, improved to 37.3% for 2003 as compared with 28.9% (27.7% before the PST clarification) for 2002.

        [ Consolidated EBITA (escluding restructuring)] Graph

Restructuring and workforce reduction costs
Years ended December 31					2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Communications segment					   28.3 	  563.4 		 (535.1)	 (95.0)
Mobility segment					     - 		    6.5 		   (6.5)	(100.0)
---------------------------------------------------------------------------------------------------------------------------------
TELUS Consolidated					   28.3 	  569.9 		 (541.6)	 (95.0)
---------------------------------------------------------------------------------------------------------------------------------

Restructuring and workforce reduction costs were recorded for initiatives under the Company's Operational Efficiency Program. In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving operating and capital productivity and competitiveness. The second and third phases commenced in 2002, with the third phase continuing into 2003. The Company achieved its target for closing or consolidating 44 Communications segment customer contact centres by the end of 2003. It is currently expected that two additional call centres will be closed or consolidated in 2005. The restructuring charge for 2003 exceeded the originally anticipated $20 million by $8.3 million, in part for costs associated with approximately 50 remaining departures under the program during the first quarter of 2004. As of December 31, 2003, no future costs remain to be recorded under the Operational Efficiency Program.

Net staff reductions under the Operational Efficiency Program in the Communications segment were approximately 6,700 between January 2002 and December 2003. Since the inception of the Operational Efficiency Program in 2001, the Company has reduced its staff count by approximately 7,500, comprised of 5,500 bargaining unit positions and 2,000 management positions. An additional 50 staff reductions will occur under this program during 2004.

It is expected that approximately $30 million of restructuring charges will be recorded in 2004, primarily in respect of new efficiency initiatives.

Savings in the Communications segment since inception of the Operational Efficiency Program have increased to approximately $454 million by the end of 2003. As a result of exceeding targeted staff count reductions, TELUS believes that the previously announced annual recurring savings from this program will be met in 2004.

Depreciation and amortization
Years ended December 31					2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Depreciation						1,272.9 	1,213.7 		  59.2 		  4.9
Amortization of intangible assets			  379.9 	  356.6 		  23.3 		  6.5
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							1,652.8 	1,570.3 		  82.5 		  5.3
---------------------------------------------------------------------------------------------------------------------------------

Depreciation and amortization expenses increased in 2003, when compared with 2002, primarily as a result of growth in capital assets with shorter lives, including billing system and customer relationship management software, and data network capital assets. This included a write-off of Communications segment customer relationship management software assets of $25.0 million in 2003, partially offset by lower amortization for fully amortized software assets.

Other expense
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					   23.3 	   42.7 		  (19.4)	(45.4)
---------------------------------------------------------------------------------------------------------------------------------

Other expense includes accounts receivable securitization expense, income or impairments in portfolio investments including 2002 discontinued operations, gains and losses on disposal of property, and charitable donations.

   * Accounts receivable securitization expense increased by $3.6 million to $13.5 million in 2003, when compared with 2002. The increase was a result of expanding the securitization program in July 2002. While the proceeds from securitization averaged $453 million in 2003, compared with $255 million in 2002, the proceeds at the end of 2003 were $300 million.

   * Losses from portfolio investments of $11.8 million in 2003 were offset by gains from the sale of properties of $9.2 million in 2003. For 2002, losses from portfolio investments and properties were $27.6 million.

   * Consistent with the Company's objective of contributing 1% or more of pre-tax income, as defined under the Imagine formula, charitable donations expense increased to $7.4 million in 2003, compared with $6.8 million in 2002.

Financing costs
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					  628.0 	  604.1 		   23.9 	  4.0
---------------------------------------------------------------------------------------------------------------------------------

Financing costs include interest expense on long-term and short-term debt, gains on debt repurchases, interest income, foreign exchange gains and losses and amortization of debt issue costs.

   * Financing costs in 2002 were net of an $82.7 million pre-tax gain on debt redemption. The gain arose from the repurchase of approximately $410 million principal amount of notes and debentures of TELUS Corporation and TELUS Communications Inc. for a cash outlay of approximately $318 million, including commissions and net of cross currency swap unwind proceeds.

   * Interest on long-term and short-term debt was $671.7 million in 2003, representing a decrease of $43.2 million, when compared with 2002, primarily a result of debt repurchases and retirements. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by the appreciation of the Canadian dollar against the U.S. dollar in 2003. Debt, including long-term debt, current maturities and the deferred hedging liability (asset), was $7,436 million at December 31, 2003 and $8,261 million at December 31, 2002. The average debt outstanding in 2003 was $7,872 million, as compared with $8,699 million in 2002.

   * Interest income, which has the effect of reducing financing costs, increased by $17.4 million in 2003, when compared with 2002. Interest income in both years was recognized primarily as a result of tax refunds received from the settlement of various tax matters.

                   [Net Financing Costs] Graph

Income taxes (recovery)
($ in millions)						2003 		2002 			Change 		%
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Years ended December 31					  176.9 	  (42.5)		  219.4 	   -
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The increase in Income taxes in 2003, when compared with 2002, was primarily related to the $780.1 million increase in income before taxes. The effective tax rate in 2003 was significantly impacted by two tax factors: (i) a positive $47.0 million income tax adjustment for settlement of tax matters relating to prior years, which had higher tax rates, partly offset by (ii) an increase in tax expense resulting from a revaluation of future income tax assets and future income tax liabilities caused by an increase in the tax rate in the Province of Ontario.

Non-controlling interest
($ in millions)						2003 		2002 			Change 		%
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Years ended December 31					    3.3 	    3.1 		    0.2 	  6.5
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Non-controlling interest primarily represents a partner's interest in a small foreign subsidiary.

Preferred dividends
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					    3.5 	    3.5 		     - 		   -

---------------------------------------------------------------------------------------------------------------------------------

There were no significant changes to quarterly dividends on preferred shares.

Interest on convertible debentures
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					    7.1 	    6.8 		    0.3 	  4.4
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The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into Non-Voting Shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

Liquidity and capital resources
-------------------------------

Cash provided by operating activities
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					2,144.0 	1,741.0 		  403.0 	 23.1
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Cash provided by operating activities increased in 2003, when compared with 2002, principally due to improvement in operating profitability, the recovery of income taxes in 2003 associated with settlement of tax matters, an increase in advance billings and customer deposits and lower interest, partly offset by the reduction in securitized account receivables in 2003 compared with an increase in securitized account receivables in 2002. EBITDA (excluding restructuring) increased by $325.5 million in 2003. Interest paid decreased by $18.3 million to $657.5 million in 2003 as a result of debt reduction, while interest received increased by $17.1 million to $41.6 million in 2003, primarily from the settlement of tax matters. Cash recovery of income taxes associated with settlement of prior years' tax matters was $183.5 million or $165.5 million net of tax installments in 2003, compared with $18.6 million net of tax installments in 2002. Advanced billings and customer deposits increased by $114.7 million during 2003 due to the continued deferral of revenue under the price cap regime and the increase in the Mobility subscriber base. The Company made accounts receivable securitization reduction payments of $175 million in 2003, whereas in 2002, the Company increased the amount of securitized receivables by $150 million. Restructuring payments were $287.7 million in 2003 as compared with $273.8 million in 2002.

Cash used by investing activities
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31				       (1,197.8)       (1,691.1)		  493.3		 29.2
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Cash used by investing activities decreased in 2003, when compared with 2002, primarily as a result of reduced capital expenditures. The Company also disposed of non-strategic properties and investments for total proceeds of $51.2 million, including an administrative property under the terms of a sale and leaseback transaction, on which an $8.2 million pre-tax gain, on total cash proceeds of $19.3 million, was deferred and is being amortized over the term of the lease. In 2002, the Company disposed of its remaining directory operations in the U.S. for proceeds of $7.8 million.

Capital expenditures by segment
Years ended December 31					2003 		2002 			Change 		%
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($ in millions)
Communications segment					  892.8 	1,238.2 		 (345.4)	(27.9)
Mobility segment					  358.4 	  455.1 		  (96.7)	(21.2)
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Capital expenditures - general				1,251.2 	1,693.3 		 (442.1)	(26.1)
Mobility segment - wireless spectrum			    1.5 	    4.6 		   (3.1)	(67.4)
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Total capital expenditures				1,252.7 	1,697.9 		 (445.2)	(26.2)
===========================================================================================================----------------------

Capital expenditure intensity (1) (%)			   17.5 	   24.2 		   (6.7)
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   (1) Capital intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies within the same industry.

Communications segment capital expenditures decreased significantly in 2003, when compared with 2002, a result of Operational Efficiency Program initiatives and completion of several national expansion initiatives in 2002. Non-ILEC expenditures decreased by $91.6 million to $122.8 million as the Company concentrated its deployment activity on meeting growth demands through the use of assets in place. ILEC capital expenditures decreased by $253.8 million to $770.1 million in 2003 when compared with 2002. The primary changes in ILEC capital expenditures were:

   * high-speed Internet (ADSL) facilities and systems expenditures decreased by $94.9 million to $97.6 million in 2003 due to a focus on higher utilization of existing facilities, the completion of accelerated facility and system deployment in 2002, and slower growth in the industry;

   * there were no purchases of software licences from Verizon in 2003 compared with $65.1 million in 2002; and

   * spending on network infrastructure decreased due to lower demand for facilities, while spending on internal systems and processes also decreased due to completion of initiatives in 2002, as planned, such as the national long distance and card service platform and internal Web enablement projects, partly offset by increased spending on new service development.

The Communications segment capital intensity ratio was 18.3% in 2003 as compared with 24.4% in 2002, mainly due to the significant reduction of capital expenditures on relatively flat revenues. Cash flow (EBITDA excluding restructuring less capital expenditures) increased by $390.3 million to $1,135.9 million in 2003 when compared with 2002.

Mobility capital expenditures significantly decreased in 2003 when compared with 2002. TELUS Mobility continued the enhancement of digital wireless coverage and started building out a significant amount of microwave in 2003 aimed at reducing future leased line transmission costs. Capital spending declined significantly year-over-year principally as a result of:

   * implementation of the 1X digital network in 2002;

   * digital conversion of analog networks in 2002;

   * reduced coverage expansion costs in 2003 due to operationalized roaming/resale agreements in 2002 with Bell Mobility and Aliant Telecom Wireless; and

   * improved infrastructure equipment costs and a stronger Canadian dollar.


Capital expenditure intensity for TELUS Mobility decreased to 15.2% in 2003 from 22.6% in 2002, due to both lower capital spending and significant growth in Network revenues. As a result of continued strong growth in EBITDA (excluding restructuring) and reduced capital expenditure intensity, Mobility generated substantially improved cash flow (EBITDA excluding restructuring less capital expenditures) of $455.5 million or 20.9% of Network revenue in 2003, as compared with $75.1 million or 4.1% in 2002.

Both segments have contributed to significantly improved consolidated cash flow (EBITDA excluding restructuring less capital expenditures) of $1,591.4 million in 2003, when compared with $820.7 million in 2002.

               [Capital Expenditures] Graph

Cash used by financing activities
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					 (931.0)	  (76.0)		 (855.0)	     -
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Cash used by financing activities increased in 2003, when compared with 2002 as a result of the following:

   * Common Shares and Non-Voting Shares issued - Proceeds received from shares issued from Treasury under the employee share purchase plan and from share option plans were $86.6 million for 2003, compared with proceeds of $92.2 million for 2002 under the same plans, from exercised warrants and from additional shares purchased by Verizon pursuant to anti-dilutive rights.

   * Public issuance of Non-Voting Shares - $nil in 2003; $337.4 million in 2002. In September 2002, a public issuance of 34.25 million Non-Voting Shares was offered concurrently in Canada and the U.S. at a share price of $9.85 (Canadian dollars) for aggregate gross proceeds of $337.4 million. The net proceeds of $322.9 million were used to repurchase and repay debt, including bank debt incurred to repurchase notes of TELUS Corporation and notes and debentures of TELUS Communications Inc., and for general corporate purposes. The debt was repurchased at an average discount of 21%, while equity dilution was limited to 10% from the September 2002 public share issuance.

   * Dividends to shareholders - Cash dividends paid to shareholders increased by $36.4 million for 2003, when compared with 2002. The increase in cash dividends resulted from an increased number of shares outstanding, partly offset by a higher enrolment in dividend reinvestment plans (approximately 25% for the dividend paid in October 2003, compared with approximately 21% one year earlier). The 15-cent quarterly dividend paid per Common Share and Non-Voting Share remained unchanged from one year earlier.

   * Net debt redemptions (Long-term debt issued net of Redemptions and repayment of long-term debt and Change in short-term obligations) were $828.7 million in 2003. This compares with net debt repurchases and redemptions of $341.2 million in 2002. Net debt redemptions in 2003 included approximately $645 million of bank facilities, $151 million of medium-term notes, and $30 million of First Mortgage Bonds. In the second half of 2002, the Company repurchased approximately $410 million principal amount of notes and bank debt for a cash outlay of approximately $318 million, including commissions, and net of cross currency swap unwind proceeds.

Liquidity and capital resource measures

							      Dec. 31,		      Dec. 31,
Period ended  							2003			2002		       Change
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Components of debt and coverage ratios
Net debt(1)  ($ millions)					7,518.2 		8,390.3 		 (872.1)
Total capitalization(2)  - book value ($ millions)	       14,190.9 	       14,834.1 		 (643.2)

EBITDA (excluding restructuring) ($ millions)			2,844.1 		2,518.6 		  325.5
Net interest cost(3)  ($ millions)				  628.0 		  686.8 		  (58.8)

Debt ratios
Fixed rate debt as a proportion of total indebtedness (%)	  100.0 		   93.4 		    6.6
Average term to maturity of debt (years)			    6.2 		    6.6 		   (0.4)

Net debt to total capitalization (%)				   53.0 		   56.6 		   (3.6)
Net debt to EBITDA(4)						    2.6 		    3.3 		   (0.7)

Coverage ratios
Earnings coverage(5)						    1.7 		    0.6 		    1.1
EBITDA(6) interest coverage(7)					    4.5 		    3.7 		    0.8

Other measures
Free cash flow(8)  ($ millions)					  960.6 		   (1.4)		  962.0
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  (1) Net debt is defined as Long-term debt plus current maturities of long-term debt and cheques outstanding less Cash and temporary investments and cross currency foreign exchange hedge asset (plus cross currency foreign exchange hedge liability) related to U.S. dollar notes. The cross currency foreign exchange hedge liability was $745.8 million as at December 31, 2003 ($126.8 million hedge asset as at December 31, 2002). Net debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $88.1 million at December 31, 2003 ($120.4 million at December 31, 2002), which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities. Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset).
   2) Total capitalization is defined as net debt plus Non-controlling interest and Shareholders' equity.
  (3) Net interest cost is defined as Net financing cost before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. Gains on redemption and repayment of debt were recorded in the third and fourth quarters of 2002. Excluding interest income, net interest costs for the years ended December 31, 2003 and 2002, respectively, were $671.3 million and $712.7 million.
  (4) Net debt to EBITDA is defined as net debt as at the end of the period divided by 12-month trailing EBITDA excluding Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
  (5) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
  (6) Excluding Restructuring and workforce reduction costs.
  (7) EBITDA interest coverage is defined as EBITDA excluding
      Restructuring and workforce reduction costs divided by Net interest cost. Excluding interest income, the ratios for the 12-month periods ended December 31, 2003 and 2002, respectively, were 4.2 and 3.5. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.
  (8) See Note 4 of the Selected Financial Information table.


The long-term debt balance, including current maturities, was $6,691 million as at December 31, 2003, a decrease of $1,697 million from December 31, 2002. This reduction in the debt balance included an $872.6 million decrease in the Canadian dollar value of U.S. dollar denominated Notes as a result of an approximate 21% appreciation of the Canadian dollar during 2003. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $872.6 million being recorded in the net Deferred hedging liability (the Deferred hedging asset of $126.8 million as at December 31, 2002 has become a Deferred hedging liability of $745.8 million as at December 31, 2003). The remaining reduction was from debt repayment and repurchases. TELUS expects to continue applying surplus cash flow to reduce accounts receivable securitization and other possible debt redemptions, with the objective of reducing the net debt to EBITDA ratio to 2.5 times or less by the end of 2004, and to 2.2 times or less in the longer term.

The proportion of debt with fixed interest rates increased as at December 31, 2003, when compared with one year earlier, as the amount of utilized bank facilities decreased to $7 million from $655 million one year earlier.

         [Net debt to total capitalization] Graph

The net debt to total capitalization ratio measured at December 31, 2003 decreased, when compared with one year earlier. The Company's Operational Efficiency Program, improved non-ILEC margins, reduced capital expenditures, improved Mobility cash generation and tax refunds resulted in significant increased free cash flow allowing for additional debt reduction in 2003. Free cash flow for 2003 exceeded cash payments for Restructuring and workforce reduction of $287.7 million. The increase in free cash flow in 2003, when compared with 2002, was due primarily to increased EBITDA (excluding restructuring), increased cash income tax recoveries, and lower capital expenditures.

         [Net debt to EBITA ratio*] Graph

The net debt to EBITDA ratio measured at December 31, 2003 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA. The earnings coverage ratio improved significantly because of the improvement in income before interest and taxes in 2003. The EBITDA interest coverage ratio also improved as a result of higher EBITDA (excluding restructuring) and lower net interest costs, including significant interest income.

         [EBITA* interest coverage(%)] Graph

Credit facilities

TELUS' credit facilities at December 31, 2003 consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($7 million drawn along with $98.2 million in outstanding undrawn letters of credit), an undrawn $600 million (or the U.S. dollar equivalent) 364-day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 26, 2004 for one year on a non-revolving basis, and approximately $74 million in other bank facilities ($3.2 million drawn and approximately $24.0 million in committed and outstanding undrawn letters of credit). During the fourth quarter, TELUS repaid $63 million drawn against the $1.5 billion facility. TELUS expects to renew one or both of the revolving credit facilities in amounts lower than the current amounts, prior to the availability termination dates of such facilities.

At December 31, 2003, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12-month EBITDA) to exceed 4.0 times (approximately 2.6 times as at December 31, 2003) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12-month basis) to be less than 2.5 times (approximately 4.3 times as at December 31, 2003) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

Accounts receivable sale

TELUS Communications Inc., a wholly-owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of February 11, 2004. The proceeds of securitized receivables were $300 million at December 31, 2003, as compared with $475 million one year earlier.

TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. This portion is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At December 31, 2003, this amount, defined as the Asset Securitization Amount, was $88.1 million.

Credit ratings

On March 2, 2004, Moody's Investors Service upgraded TELUS' credit rating to Baa3 (investment grade) with a stable outlook. The following rating actions occurred during 2003:

   * On April 16, 2003, Moody's changed the outlook for TELUS Corporation's senior unsecured credit rating to 'stable' from 'negative'. On September 12, 2003, Moody's affirmed its Ba1 rating and changed its outlook for TELUS Corporation's senior unsecured credit to 'positive' from 'stable'. On December 18, 2003, Moody's placed the long-term credit rating of TELUS Corporation under review for possible upgrade;

   * On May 1, 2003, DBRS discontinued its rating on commercial paper programs of TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc. as TELUS had no issues outstanding. On June 17, 2003, DBRS revised the trend from 'negative' to 'stable' for its ratings on TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc. On December 22, 2003, DBRS increased the long-term and preferred ratings for TELUS Communications Inc. to BBB(high) and Pfd-3(high), respectively, with stable trends. DBRS also confirmed the long-term ratings for TELUS Corporation and TELUS Communications (Quebec) Inc. with stable trends;

   * On May 28, 2003, Fitch Ratings changed the outlook to 'stable' from 'negative' for its ratings on TELUS Corporation and TELUS Communications Inc.; and

   * On May 29, 2003, Standard & Poor's Rating Services (S&P) had affirmed its 'BBB' long-term corporate credit rating for TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc., each with a 'negative' outlook. S&P withdrew its short-term corporate credit rating on TELUS due to the discontinuance of commercial paper programs. S&P also raised the issue rating on TELUS Communications (Quebec) Inc.'s first mortgage bonds from BBB+ to A-. On August 8, 2003, S&P affirmed its 'BBB' long-term corporate credit rating for TELUS Corporation and revised its outlook to 'stable' from 'negative'. The revised outlook also applied to TELUS Communications Inc. and TELUS Communications (Quebec) Inc.; and

TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

Credit rating summary
As of March 2, 2004				      DBRS(1)	       S&P(1)		     Moody's(1)	      Fitch(1)
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TELUS Corporation
Senior bank debt					---		---			---		BBB
Notes							BBB		BBB			Baa3		BBB

TELUS Communications Inc.
Debentures						BBB(high)	BBB			---		BBB
Medium-term Notes					BBB(high)	BBB			---		BBB
Preferred shares					Pfd-3(high)	P-3(high)		---		---

TELUS Communications (Quebec) Inc.
First mortgage bonds					BBB		A-			---		---
Medium-term Notes					BBB		BBB			---		---
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  (1) Outlook or trend 'stable'.


Outstanding share data

The following is a summary of the outstanding shares and principal amounts for each class of equity at December 31, 2003, which can be found in Note 16 of the Consolidated financial statements.

Class of equity security							    Outstanding 	       Amount
										 shares (millions)	  ($ in millions)
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TELUS Communications Inc. Preference and preferred shares
 - non-voting first preferred, various issues						    1.3 		   69.7
Common equity - Common Shares								  190.8 		2,349.1
Common equity - Non-Voting Shares							  161.0 		3,296.6
Channel stock incentive plan								    0.2 		    0.6
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On February 12, 2004, TELUS announced its intention to redeem all nine classes of TELUS Communications Inc.'s outstanding preference and preferred shares during the third quarter of 2004 for total consideration of approximately $72.8 million.

Off-balance sheet arrangements and contractual liabilities

Financial instruments (Note 3 of the Consolidated financial statements)

TELUS uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. On October 6, 2003, the Company terminated an interest rate swap that had the effect of fixing the interest rate on $70 million of floating rate debt that was repaid.

The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity. The Company's foreign exchange risk management also includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only. As at December 31, 2003, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$43.0 million of fiscal 2004 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

Subsequent to December 31, 2003, TELUS hedged its exposure to equity price movements with respect to certain restricted share units issued as part of share-based compensation arrangements using cash-settled equity forward transactions.

The Company is exposed to credit risk with respect to its short-term deposits, accounts receivable, interest rate swap agreements and foreign exchange hedges. Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

The carrying value of cash and temporary investments, bank indebtedness, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments.

Commitments and contingent liabilities (Note 17 of the Consolidated financial statements)

The Company has a number of commitments and contingent liabilities. The Company has $141 million in outstanding commitments for its Operational Efficiency Program as at December 31, 2003. The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. The Company is currently engaged in labour contract negotiations through the federal arbitration process. In the normal course of the Company's operations, it enters into commercial agreements that require, as a part of normal terms, guarantees by the Company. As at December 31, 2003, the Company's known contractual obligations for 2004 were approximately $1,057 million, including $221 million for long-term debt maturities, $163 million for operating lease payments, and $650 million for purchase commitments. The maximum, undiscounted guarantee amounts for 2004, without regard for the likelihood of having to make such payment, is $12.3 million.

2004 outlook
------------

Canadian telecommunications operators continue to follow strategies focused on core operations and increasing cash flow. In 2003, the wireless market was generally characterized by increased pricing discipline leading to double-digit revenue growth and enhanced profitability. However, the slow economic rebound and continued telecom price competition and regulation in Canada meant that wireline revenue growth remained elusive.

The Canadian telecom industry generated revenues of approximately $31 billion in 2003, with Bell Canada and its affiliated regional telecommunications companies representing about 54% of the total revenue. TELUS generated approximately $7.1 billion in 2003, or about 22% of total revenues for the industry.

Overall revenue growth in the Canadian telecom market in 2003 was approximately 2.2%, less than the 2.9% growth experienced in 2002, with weakness evident especially in the wireline business and wholesale markets. Wireline local voice experienced flat revenue growth, while long distance continued to decline. Enhanced data, Internet and wireless growth continued in 2003, but at a slower rate than previously experienced. It is estimated that wireless revenue growth in Canada was approximately 14% in 2003. The highest industry growth areas were consistent with TELUS' strategic focus areas of wireless, data and IP.

In 2004, capital markets are expected to continue their careful scrutiny of company balance sheets, focusing on current and expected cash flows. The importance placed on more traditional financial metrics has resulted in companies emphasizing operating and capital cost containment, with capital markets rewarding those companies that are able to demonstrate strong positive cash flows, de-leveraging and profitability growth.

As telecom companies have retrenched and restructured, industry analysts have begun to turn their attention once again to new revenue generation and growth opportunities. With telecom valuations in wireless and wireline rebounding in 2003, financing will likely be more readily accessed in 2004, as compared to the last several years, for new entrants and restructured companies.

Wireline

In 2004, wireline operators are expected to continue to focus on capital and operating cost containment to support enhanced profitability. Concentrating on core capabilities continues to be paramount for telecommunications companies and the divestiture of non-core businesses and assets is likely to continue as an industry trend. From a market segment perspective, the business and wholesale telecommunications markets are expected to remain weak, with the residential market showing relative signs of strength. The long distance market continues to experience strong price competition from many competitors, resulting in projected long distance revenue declines this year. High-speed Internet and related broadband services to the home are the key stabilizing factors on the residential market. The continued migration of customers to broadband and wireless services, leading to the erosion of telephone lines, is expected to be mitigated at TELUS due to the strength of TELUS' high-speed Internet incumbent business and national wireless franchises. The continued wireline to wireless migration is expected to be a net benefit to the Company, as TELUS will retain a portion of the substitution in its incumbent territories, and gain from wireline to wireless substitution in the much larger non-incumbent market.

For 2004, traditional wireline services are expected to continue to exhibit slow or negative growth as a result of technological substitution, continuing competition and regulatory impacts. Growth is expected to come from new IP-based broadband services. Competition in the residential market is projected to continue with the penetration of new broadband services and applications, such as online games, online music, telephony and broadcast television services. One new entrant competitor has already launched voice over Internet protocol (VoIP) telephony service. Other new entrants, including cable-TV companies, have announced plans to launch IP services later in 2004 or 2005. Telecom companies are generally expected by industry analysts to respond with their own version of IP telephony services as well as broadband and television offerings.

In the business market, telecom companies are expected to remain focused on small and medium enterprises and key large business customers. Telecom providers are projected to migrate voice and data traffic to a single IP-based platform, achieving cost efficiencies while providing combined IP voice, data and video solutions.

In terms of wireline regulation, the CRTC continues to encourage competition in the industry. Following its 2002 announcement of the new four-year price cap regime, the CRTC has maintained close scrutiny of incumbent telephone companies to foster competition. Key CRTC decisions during 2003 include directing ILECs to provide their respective digital subscriber line Internet services to any residential competitive local exchange carrier (CLEC) primary exchange customer when requested (July
2003) and establishing conditions under which wireless carriers could offer services as wireless CLECs (August 2003). The CRTC is expected to continue to examine ways to provide lower cost access for CLECs to ILEC facilities, while maintaining the facilities-based regulatory framework.

Wireless

The wireless sector continues to exhibit strong growth. Wireless penetration in Canada grew to more than 42% of the population in 2003, though it still lags the penetration levels in other countries. The robustness of the overall wireless industry in 2003 resulted from a focus on churn management and subscriber retention, more rational pricing behaviour in the marketplace and improved capital intensity among providers due to completed network upgrades, network sharing agreements and a slower roll-out of third generation wireless services. 2003 represented the first year with an increase in ARPU in more than five years.

Wireless subscriber growth is expected to continue, with more than one million net additions forecast for 2004. In addition to subscriber growth, wireless industry revenues are expected to be supported by increased usage, and an expanding range of wireless data and IP products. Wireless competition in Canada remains intense as all operators have introduced new products and bundled offerings to differentiate their services in the marketplace, and one has launched a low priced, unlimited local minute plan in Vancouver, which it may roll out to other urban centres across Canada in 2004 or 2005.

Revenues from wireless data are expected to grow due to increased data traffic from text messaging services, wireless Internet access and picture messaging with new camera phones. Wireless networking "Hotspots" are expected to continue to appear in new locations, allowing customers to access their computer networks in public places.

TELUS' strategic focus on delivering national capabilities in data and IP, and its large exposure to the fast-growing Canadian wireless market, positions the Company well for growth in 2004 and beyond.

2004 financial and operating targets and issues
-----------------------------------------------

The 2004 objectives in the table below were publicly announced on December 18, 2003. The definition of free cash flow (2004 method) has changed since the December announcement to exclude dividend payments as, in the long run, the level of dividend payments is determined based on free cash flows prior to dividend payments. Investors are encouraged to review the Forward-looking statements and Risks and uncertainties sections for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

					   2003 results			  Targets for 2004	 	      Change
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Consolidated
  Revenues				    $7.15 billion		  $7.45 to $7.55 billion	    $300 to $400 million

  EBITDA (1)				   $2.816 billion		  $2.95 to $3.05 billion	    $134 to $234 million

  Earnings per share - basic		       92 cents	 	          $1.05 to $1.25		      13 to 33 cents

  Capital expenditures			   $1.253 billion		  Approx. $1.225 billion	   Approx. $(28) million

  Free cash flow (2003 method)(2)	     $961 million		   $1.0 to $1.1 billion		     $39 to $139 million

  Free cash flow (2004 method) (3)	     $845 million		  $1.13 to $1.23 billion	    $285 to $385 million

  Net debt to EBITDA(4)			      2.6 times			    2.5 times or less		   Decrease of 0.1 or more

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Communications segment
  Revenue (external)			    $4.79 billion		   $4.8 to $4.85 billion	     $10 to $60 million

    Non-ILEC revenue			     $555 million		  Approx. $610 million		   Approx. $55 million

  EBITDA				   $2.000 billion		 $1.975 to $2.025 billion	   $(25) to $25 million

    Non-ILEC EBITDA			    $(29) million		  Approx. $5 million	 	   Approx. $34 million

  Capital expenditures			     $893 million		  Approx. $875 million	  	   Approx. $(18) million

  High-speed Internet net additions	      151,600			  Approx. 125,000		   Approx. (26,600)

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Mobility segment
  Revenue (external)			    $2.36 billion		  $2.65 to $2.7 billion		    $290 to $340 million

  EBITDA				     $815 million 	   $975 million to $1.025 billion	    $160 to $210 million

  Capital expenditures			     $360 million		 Approx. $350 million		   Approx. $(10) million

  Wireless subscriber net additions	      431,100			375,000 to 425,000	        (56,100) to (6,100)

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  (1) Earnings Before Interest, Taxes, Depreciation and Amortization as calculated below. The 2004 target also reflects adoption of CICA Handbook Section 3870 for share-based compensation and other share-based payments, which is expected to be approximately $45 million in 2004.


($ in millions)							2003			     2004 target range
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Operating revenues						7,146			7,450	     to		7,550
Less Operations expense						4,302			4,470			4,470
Less Restructuring and workforce reduction costs		28			   30			   30
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EBITDA								2,816			2,950	     to		3,050
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  (2) Defined as EBITDA excluding Restructuring and workforce reduction costs less cash interest paid, cash taxes, capital expenditures, and cash dividends, plus cash interest received. The method for 2003 excludes Restructuring and workforce reduction costs and payments and includes dividend payments.
  (3) Defined as EBITDA, adding Restructuring and workforce reduction costs, cash interest received and excess of share compensation expense over share compensation payments, subtracting cash interest paid, cash taxes, capital expenditures, and cash restructuring payments. The definition of free cash flow was amended for 2004 to reflect a change in how the Company measures operating performance, as restructuring payments are anticipated to occur for the foreseeable future, and the level of dividend payments is set after consideration of cash flows before dividends are paid out.

($ in millions)							2003			     2004 target range
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EBITDA								2,816			2,950	     to		3,050
Restructuring and workforce reduction costs			   28			   30			   30
Excess of share compensation expense over payments		    -			   35			   35
Cash interest paid net of cash interest received		 (616)			 (650)			 (650)
Income taxes received (paid)					  166			  105			  105
Capital expenditures					       (1,253)		       (1,225)		       (1,225)
Investment tax credits received
 (included in both EBITDA and cash income taxes (recovery))	   (8)			    -			    -
Restructuring and workforce reduction payments			 (288)			 (115)			 (115)
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Free cash flow (2004 method)		                          845	                1,130	     to	        1,230

  (4) Net Debt to EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.

For 2004, TELUS public targets reflect the strong cash flow generation from operations. Free cash flow (2004 method) is expected to increase by $285 to $385 million in 2004. TELUS expects to continue applying surplus cash flow to reduce its accounts receivable securitization program and to retire approximately $220 million of debt with the objective of reducing the net debt to EBITDA ratio to 2.5 times or less by the end of 2004, and to 2.2 times or less in the longer term. TELUS has also set a long-term leverage policy target range for net debt to total capital of 45 to 50%, compared with the year-end 2003 rate of 53%.

TELUS expects earnings per share to improve significantly primarily as a result of an expected $160 to $210 million increase in Mobility segment EBITDA.

TELUS Communications revenue growth in 2004 is expected to range between zero and 1.2%. TELUS Communications EBITDA is expected to be relatively unchanged as additional Operating Efficiency Program savings and improvement in non-ILEC operating efficiency are expected to be offset by the further negative price cap decision impacts and the inclusion of share-based compensation expense as adopted from recently confirmed recommendations in CICA Handbook Section 3870. Capital expenditure levels are expected to decrease modestly in 2004 with similar levels of investment for non-ILEC areas, high-speed Internet (ADSL) and other initiatives. TELUS Communications cash flow (EBITDA excluding restructuring less capital expenditures) is expected to be $1.13 to $1.18 billion in 2004, compared with $1.14 billion in 2003.

For TELUS Mobility, targeted 2004 revenue growth is 12 to 14% and targeted EBITDA growth is 20 to 26%. Both revenue and EBITDA are being driven by wireless subscriber growth expectations of 11 to 12% and continued margin expansion from improved scale efficiencies. TELUS Mobility 2004 capital expenditures are expected to be focused on capacity improvements as well as network and efficiency enhancements. TELUS Mobility cash flow (EBITDA excluding restructuring less capital expenditures) is expected to increase to $625 to $675 million in 2004, compared with $455.5 million in 2003.

Key assumptions and sensitivities for 2004 targets

The Company publicly set certain estimated financial and operational targets for 2004 on December 18, 2003. For projection purposes, the following assumptions were made: economic growth consistent with provincial and national estimates by the Conference Board of Canada that were available in November 2003; continued softness in wireline demand; no material change in pension expense; 3.5 to 4.0% wireless market penetration gain; and approximately 15% industry growth in high-speed Internet subscribers in TELUS incumbent territories in B.C., Alberta and Quebec. Commencing in 2004, TELUS is adopting recently confirmed recommendations in CICA Handbook Section 3870 for share-based compensation and other share-based payments, estimated to be a $45 million expense. No impact has been assumed for the possibility of a work stoppage resulting from the collective bargaining process in Alberta and B.C. Other assumptions include:

   * diminishing incremental negative regulatory impacts of approximately $24 million on revenue and $20 million on EBITDA;
   * the potential impacts from future regulatory decisions and appeals are not considered;
   * a four-player wireless market;
   * no change in foreign ownership rules;
   * minimal cash income taxes due to utilization of tax losses carried forward;
   * cash outflow in respect of workforce reductions is expected to be approximately $115 million;
   * no prospective significant acquisitions or divestitures are reflected;
   * no equity issues other than through employee share purchase plans, dividend reinvestment plans, exercised options and warrants, and no exercise of Verizon's anti-dilutive rights;
   * cash dividend payments of approximately $180 million;
   * participation rate in dividend re-investment plans of 20%;
   * debt retirements of approximately $220 million in 2004 will be funded from operating cash flows;
   * securitized accounts receivables will be further reduced; and
   * maintenance or improvement of credit ratings.

There is no assurance that these assumptions or the 2004 financial and operating targets and projections will turn out to be accurate.

2004 financing plan
-------------------

TELUS' financing plan for 2004 is to use free cash flow generated by its business operations to reduce or repurchase indebtedness and amounts outstanding under its accounts receivable securitization program and to redeem its publicly held preference and preferred shares. Dispositions of assets and sales of certain businesses currently carried on by TELUS may also provide a source of funds. TELUS also plans to renew its $2.1 billion in credit facilities expiring in May 2004 for a reduced amount. Equity or quasi-equity issuances, especially in connection with any acquisition activity, could form a part of the financing activities. TELUS expects to maintain its current position of fully hedging its foreign exchange exposure. At the end of 2003, approximately 100% of TELUS' total debt was borrowed on a fixed-rate basis. TELUS plans to decrease its proportion of fixed-rate debt with an increased amount of floating-rate obligations. Short-term obligations totalled $221 million at December 31, 2003 and the weighted average term to maturity of total debt was 6.2 years. TELUS believes that its internally generated cash flow, combined with its ability to access external capital, provides sufficient resources to finance its cash requirements during 2004 and to maintain appropriate available liquidity. The Company generally expects to maintain a minimum of $1 billion in unutilized liquidity.

5. Risks and uncertainties
==========================

The following sections summarize the major risks and uncertainties that could affect TELUS' future business results going forward.

Competition

Increased competition may adversely affect market shares, volumes and pricing in certain TELUS business segments

Competition is expected to remain intense. Competitors are focused on local access, data and IP services in the business market and high-speed Internet and wireless services across both the consumer and business markets, as these services offer the highest growth potential. Wireline long distance is experiencing negative revenue growth and voice local access is experiencing a slight decline in network access lines. However, competitors remain intent on winning market share in the business local and long distance voice market as a way to sell additional (increasingly bundled) data, Internet and wireless services.

    Wireline voice and data

TELUS expects local access competition activity in 2004 to continue to focus mainly on the business market, though one competitor in particular has also combined residential local, long distance and wireless services (through a marketing alliance) into one bundled monthly rate. TELUS' competitors offer varying arrays of long distance, local and advanced data/IP services and they are increasingly bundling long distance with price-discounted local access, wireless and advanced data, Web-based and e-commerce services. Certain TELUS competitors, having built extensive local fibre-optic facilities throughout Western Canada over the past several years, are increasingly focusing on marketing and revenue generation, particularly in the small and medium-sized business market due to the size of this market, its concentrated geographic urban clustering and consequent attractive margins. Some of these competitors have sound financial strength and other resources, while other re-capitalized competitors may gain improved financial strength and competitive viability as a result of their re-emergence into the industry.

Competition is likely to continue to remain strongest in the large business market. TELUS was formerly a member of Stentor, an alliance of the major regional Canadian telecommunications companies established to facilitate the provision of long distance and data services that cross provincial and national boundaries, and to facilitate planning and co-ordination of the provision of national services. In 1998, the former Stentor members agreed to unwind existing arrangements and replace them with a new set of commercial agreements. The former members, including TELUS, have largely developed their own systems and replacement products and services, and competition in the large business market has intensified accordingly among them.

During the past few years, TELUS has been active in building and acquiring local and cross-Canada fibre-optic facilities and Internet data centres (IDCs) in Central and Western Canada. TELUS is also continuing to build up a Central Canadian sales organization and an increasingly broader portfolio of business-oriented data and IP products and services. TELUS has been successful in increasing Central Canadian revenues to approximately $845 million in 2003 as compared with negligible revenues in 1999. This growth has been accomplished through a combination of acquisition and internal growth. However, there can be no assurance that TELUS will continue to be successful in its efforts to expand its market share and profitability in Central Canada, that it will achieve its 2004 non-incumbent targets for revenue and EBITDA, or that pricing will remain at reasonable levels as competition remains significant.

    Wireline Internet access

Despite an industry-leading dial-up subscriber base, TELUS was slower to deploy and market high-speed Internet services. Consequently, despite obtaining a majority of high-speed Internet subscriber net additions since the fall of 2001, the market share split between TELUS and its cable-TV competitors in each market is only 38 to 62%. In response to increased high-speed Internet coverage and effective marketing by TELUS, cable-TV companies have increased their marketing efforts. With a Western Canadian industry high-speed Internet penetration rate typically double that of the U.S., industry growth for Internet service may slow more quickly than anticipated, resulting in reduced net additions for all industry competitors and posing a constraint on TELUS' ability to increase its share of total high-speed subscribers in the market. TELUS Communications is targeting approximately 125,000 high-speed net additions in 2004 and there can be no assurance that it will achieve this objective.

TELUS could also experience high future rates of churn or subscriber deactivations if its current quality of service and competitive pricing are not maintained. Residential dial-up Internet access competition and growth have declined dramatically, in large part due to increased high-speed Internet availability and lower pricing. Losses to high-speed services of competitors are mitigated by TELUS' efforts to transfer these customers to its own high-speed Internet service. However, there can be no assurance that the rate of loss of dial-up subscribers or market share retained by TELUS will be as expected, as TELUS will continue to face significant competition from cable-TV high-speed Internet services.

    Voice over Internet protocol (VoIP)

Internet telephony, also referred to as VoIP, continues to be a developing service that could negatively impact TELUS' local and long distance business over the next few years. This technology has been in operation for several years with new entrants announcing their intention to launch services in Canada. Primus Canada launched such service in January 2004. In addition, next generation cable-TV modems are expected to allow cable-TV companies, from a technological standpoint, to begin offering VoIP over their cable networks. Cable-TV companies also need to make considerable investments in back-office functions and infrastructure in order to deliver voice service comparable to the quality offered by traditional wireline service providers.

It is expected that cable-TV companies in Canada may begin offering VoIP telephony late in 2004 and in 2005, however, there can be no assurance that their plans will not change. TELUS began developing its IP telephony initiative in the fall of 2001 and began the transition from circuit-based switching to IP in the summer of 2003. This presents an opportunity for new services, network simplification and cost reduction. However, there can be no assurance that the adoption of VoIP services in the market or provision of such services by TELUS would not cannibalize existing revenues. If significant VoIP competition develops, it could erode TELUS' existing market share of traditional local and long distance services and adversely affect future revenues and profitability.

    Wireless

Competition in the Canadian wireless market is expected to remain intense in 2004 in all regions of the country, including Western Canada. TELUS Mobility is targeting approximately 375,000 to 425,000 net subscriber additions in 2004, and there can be no assurance that it will achieve its objective given the level of competition and the possibility of declining growth rates in the Canadian wireless industry.

With up to four players, including TELUS Mobility, currently operating in each region in the Canadian wireless marketplace, competitive rivalry is intense. Aggressive advertising and innovative marketing approaches are expected to continue to be the norm. Certain competitors have offered unlimited local airtime packages in specific markets, subsidized low or zero-cost handsets, and/or lowered airtime prices, and may continue to do so. This could increase churn rates, cause marketing costs of subscriber acquisitions to remain high, and lower average revenue per subscriber. Microcell Telecommunications Inc., having restructured its balance sheet, may enhance its future competitiveness as a result of its ongoing re-financing efforts or alternatively be acquired by an existing competitor. Accordingly, other competitors may have increased scale resulting from consolidation or the financially weaker competitor may gain improved financial strength from re-capitalization.

Bell Mobility entered Western Canada in the fall of 2001, built its own network and operational capabilities, and launched its own 1X data network in urban centres in Alberta and B.C. in the fall of 2002. In addition, the roaming/resale agreements among TELUS Mobility, Bell Mobility and affiliates, and Aliant Telecom Wireless, first operationalized in mid-2002, allowed Bell Mobility to expand the availability and range of its wireless services to approximately 2.5 million incremental POPs throughout rural Alberta and B.C. This allowed Bell Mobility to expand into Western Canada earlier and more cost-effectively than if it had to wait to fully build out its own rural network coverage. The entry of Bell Mobility in these rural areas has increased the effective number of competitors to three in these regions. Roaming/resale agreements have similarly allowed TELUS Mobility, on a reciprocal basis, to expand its PCS network coverage and distribution in Central and Atlantic Canada by close to seven million people, generally served by two other competitors, bringing TELUS Mobility's national digital coverage and addressable market to
29.5 million. There can be no assurance that TELUS Mobility's marketing efforts will be as successful in the new markets as in existing coverage areas.

Wireless competition is also coming from new digital wireless technologies, which may be offered from both traditional and non-traditional sources, utilizing licensed and/or unlicensed spectrum, that deliver higher speed data and Internet services over current and next generation wireless devices. Such availability may lead to increased re-subsidization costs related to the migration of existing subscribers to advanced feature handsets based on newer technologies. There can be no assurance that new services offered by TELUS Mobility will be available on time, or that TELUS Mobility will be able to charge incrementally for the services. (See Technology.)

    Fixed wireless

In September 2003, Industry Canada stated its intention to auction wireless spectrum in the 2.3 GHz and 3.5 GHz bands in early 2004. The auction was held and concluded in February 2004. While TELUS participated and obtained the limited amount of spectrum that it sought in the auction, most of the spectrum was acquired by other parties. This spectrum is expected to be utilized primarily for services such as the provision of fixed wireless, which could be used as an alternative technology for delivering high-speed Internet and voice services. This could strengthen existing competitors or could result in new competitors formed by other successful bidders.


Economic fluctuations

    Economic fluctuations may adversely impact TELUS

After having demonstrated relatively strong economic growth compared to its trading partners over the last several years, Canada lagged behind the United States during 2003. The impacts of several unforeseen developments over the second and third quarter of 2003 such as SARS, mad cow disease and a major power outage, in addition to the lagged effect of earlier interest rate rises and Canadian dollar appreciation, caused economic growth to be weaker than expected. Although Canada is expected to benefit from any further economic growth in the United States, it may be limited by the substantial appreciation of the Canadian dollar and its potential impact on exports.

During a period of slow economic growth, including that caused by global turmoil, residential and business telecommunications customers may delay new service purchases, reduce volumes of use and/or discontinue use of services.

Economic fluctuations could adversely impact TELUS' profitability and free cash flow, realization of income tax losses carried forward, return on invested pension assets and associated pension expenses, bad debt expense and/or require the Company to record impairments of the carrying value of its assets, including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders' equity.

Financing and debt requirements

    TELUS' business plans and growth could be negatively affected if existing financing is not sufficient

TELUS may finance its future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank facility or through the issuance of securities. In May 2003, the 364-day portion of the bank facility was renewed for $600 million (a reduction of $400 million from the original $1 billion) on substantially the same terms. Continued availability of the $600 million 364-day portion of the bank facility on a revolving basis is dependent on renewal of this portion of the facility on or prior to its maturity on May 26, 2004 on terms acceptable to TELUS. There can be no assurance that the 364-day portion of the bank facility will be renewed on terms acceptable to the Company. Failing such renewal, any amount drawn by TELUS on the 364-day portion of the facility that remains outstanding on May 26, 2004 will be available only for one year on a non-revolving basis. TELUS has not borrowed under and does not currently intend to borrow under the 364-day portion of the bank facility.

Disruptions in the capital markets, increased bank capitalization regulations, reduced lending to the telecom sector, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation could reduce capital available for corporate credits such as TELUS. The $1.5 billion, three-year revolving term portion of the bank facility matures on May 30, 2004. There can be no assurance that the bank facility will be renewed on terms and in an amount acceptable to the Company. In the absence of such renewal, the Company's available liquidity may be negatively affected.

On July 26, 2002, TELUS Communications Inc. (TCI), a wholly-owned subsidiary of TELUS, entered into an agreement with an arm's-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As at December 31, 2003, TCI had received aggregate cash proceeds of $300 million. Under the program, TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service. In the event this rating is not maintained, the Company may be required to wind down the program.

Consistent with its financial policy, TELUS intends to reduce its future debt leverage and is targeting a net debt to EBITDA ratio of less than or equal to
2.5 times by December 2004 and a long-term target of less than or equal to 2.2 times. TELUS' financial policy is to target a long-term optimal net debt to total capitalization policy of approximately 45 to 50% (53% as at December 31, 2003) and to achieve over time debt credit ratings in the range of BBB+ to A- (split ratings of BBB and Baa3 as at March 2, 2004). A change in credit rating could impact TELUS' cost of and access to capital. There can be no assurance that TELUS can maintain or improve current credit ratings.

While cash flow is expected to be sufficient to meet its current needs and reduce leverage, these intentions could constrain TELUS' ability to invest in its operations for future growth. There can be no assurance that TELUS will significantly reduce its debt leverage or achieve its target credit ratings on a timely basis, if at all.

Tax matters

    Income tax assets may not be realized as expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation pertaining to TELUS' activities are continually subject to change. The Company has significant amounts of income taxes receivable, future income tax assets, including tax loss carry forwards, and future income tax liabilities. Potential changes to either or both the amounts and the timing of the realization of such amounts can affect the determination of net income or realization of cash in future periods.

Timing surrounding the monetization or realization of future income tax assets is uncertain, since the timing is dependent on future earnings of the Company and other events. The amounts of future income tax assets and future income tax liabilities are also uncertain since the amounts are based upon the substantially enacted future income tax rates in effect at the time, which can be changed by governments. The amount of future income tax assets is also based upon the Company's anticipated mix of revenues among the jurisdictions in which TELUS operates, which is also subject to future events.

The timing of the collection of income taxes receivable is substantially out of the control of the Company and is dependent on expected assessments, reassessments and other processes by the Canada Revenue Agency (CRA) and other provincial tax authorities. Therefore, there can be no assurance that income taxes will be sheltered as anticipated and/or the amount and timing of receipt or use of these assets will be as currently expected.


Dividends

    Current dividend level may change

While there is no current plan to change the dividend payout rate, TELUS reviews its dividend policy quarterly and there can be no assurance that a future change will not be implemented. On July 25, 2002, TELUS announced that it was committed to the maintenance of the existing dividend policy of 15 cents per share per quarter. TELUS expects to generate material free cash flow in 2004 which would be available to, amongst other things, reduce debt and amounts outstanding under the accounts receivable securitization program, redeem preference and preferred shares as well as to pay dividends to shareholders. TELUS' quarterly dividend policy will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio.


Human resources

    The outcome of outstanding labour relations issues may result in unanticipated increased costs and / or reduced productivity

In 2000, TELUS commenced collective bargaining with the Telecommunication Workers Union (TWU), which represents approximately 11,300 employees, for a new collective agreement, in both the Communications and Mobility business segments, replacing legacy agreements from BC TELECOM and Alberta-based TELUS. Since the fourth quarter of 2002, the Company and the TWU were engaged in a multi-phased federal conciliation process that concluded on January 12, 2004 without an agreement being reached. On January 28, 2004 the Canadian Industrial Relations Board (CIRB) in response to an unfair labour practice complaint from the TWU, ordered the Company to offer binding arbitration to the TWU to settle the collective agreement. Two days later the TWU announced acceptance of the offer of binding arbitration. Subsequently on February 16, 2004, TELUS filed an application with the CIRB for reconsideration of its finding of an unfair labour practice and the order to offer binding arbitration. At the same time, TELUS also filed an appeal of the CIRB's decision with the Federal Court of Appeal.

TELUS continues to participate in discussion with the TWU related to binding arbitration with the assistance of federal mediators. This includes selecting the arbitrator(s), determining the process to be used, setting the terms of reference to be used in arbitration and timeline. While the arbitration process eliminates any measurable degree of risk of a legal labour disruption, there can be no assurance that compensation expenses will be as planned or that reduced productivity will not occur as a result of negotiations or the arbitration decision. If the application to the CIRB for reconsideration reverses the original order to offer binding arbitration, a potential outcome is the resumption of collective bargaining, which could give rise to the associated risk of reduced productivity and work disruptions in TELUS' operations.

In March 2001, the TWU made an application to the CIRB to extend its existing TELUS bargaining unit in Alberta and B.C to include TELE-MOBILE employees. In its application, the TWU is seeking to include non-unionized former Clearnet employees and unionized employees in the former QuebecTel Mobilite operations. The TWU also challenged TELUS' position that unionized wireless employees in Alberta and B.C. are, for the purposes of labour relations, employees of TELE-MOBILE. In TELUS' view, by operation of law, TELE-MOBILE employees form a separate bargaining unit and collective bargaining in respect of unionized TELE-MOBILE employees should be conducted between TELE-MOBILE and the TWU. Both these issues are the subject of proceedings currently before the CIRB, which are anticipated to result in decisions in 2004.

In addition to the TELE-MOBILE application, the TWU has made three further applications seeking to extend its existing TELUS bargaining unit beyond Alberta and B.C. to include employees working at TELUS National Systems Inc.
(TNS), other TELUS employees working east of Alberta (with the exception of unionized employees working at TELUS Quebec) and employees in Montreal employed by TELUS solutions de soutien (TSS). The TNS hearing concluded in October of 2003 and the decision has not yet been rendered. The "employees east of Alberta" application was filed in November 2002, while the TSS application was filed in December 2003. Neither of these two cases have proceeded to hearings. All of these applications seek to include currently non-unionized employees. In addition, the TNS and "employees east of Alberta" applications seek to impose the BC TEL-TWU collective agreement on the affected employees. There can be no assurance that compensation expenses will be as planned, or that reduced productivity will not occur as a result of or following any decisions made by the CIRB.

    Reliance on key personnel

The success of TELUS is largely dependent on the abilities and experience of its key employees. Competition for highly skilled and entrepreneurial management and other key employees is intense in the communications industry. The majority of existing share options are currently trading at less than their respective exercised prices, diminishing their effectiveness as a retention incentive. There can be no assurance that TELUS can retain its current key employees or attract and retain additional executive officers or key employees as needed. The loss of certain key employees, or a deterioration in employee morale resulting from organizational changes or ongoing cost reductions, could have an adverse impact upon TELUS' growth, business and profitability.

Technology

    Changing technology in data, IP and wireless may adversely affect revenues, costs and the value of assets

The rapid pace and expanding scope of technological advancements in the communications industry are expected to continue. Three of the universal characteristics of technological advancements are lower unit costs, lower operating costs and increasing flexibility. This creates opportunities for new and existing competitors to offer new services, price reductions and service differentiation to gain market share. TELUS' future success depends in part upon its ability to anticipate, invest in and implement new technologies with high levels of service and competitive prices, while defending customers from computer viruses and spam. TELUS may be required to make more capital expenditures than are currently expected if a technology's performance falls short of expectations. TELUS' earnings may also be affected if technological advances shorten the useful life of certain existing assets.

In 2002 and 2003, TELUS continued its transition from core circuit-based switching infrastructure to leading-edge IP technology through the operationalization of its next generation network (NGN). This conversion allows TELUS to: (a) offer integrated services across voice, data and video applications to customers; (b) improve capital and operating efficiencies; and
(c) deliver improved operating effectiveness in launching and supporting new application services. Although select customers have already begun adopting the first applications, including managed and integrated voice, data and video solutions with secure IP virtual private network (VPN) connectivity for large corporate customers and TELUS IP-One for small and medium-sized businesses, there can be no assurance that sufficient applications will be available or accepted as planned, that competitors will not begin to launch similar services, or that the efficiencies will materialize as expected.

    Reliance on systems and information technology (IT) may cause operational problems and financial exposures

TELUS, as a complex telecommunications company, is reliant on many legacy and new IT systems and applications such as billing systems, customer relationship management software, order entry and service systems, network systems, commissioning system,and the associated complex computer equipment and software. For example, customer service levels were negatively impacted during 2003 partly due to implementation difficulties with a new trouble management system. Additionally, depreciation and amortization expenses were negatively impacted by a write-off for a failed implementation of new customer relationship management software. Hence, customer service, revenue generation and the value of IT assets could be negatively affected if the cost of IT solutions is uneconomic, legacy systems fail, projects to integrate systems and applications or introducing new systems and software are not effective, and/or third party suppliers fail to or do not meet their performance or delivery obligations.

    The digital protocols and technologies utilized by TELUS Mobility may become technologically inferior

The wireless industry continues to expand the deployment of second (2.5G) and third generation (3G) technologies to deliver increased data speeds required for many new wireless IP and data services. TELUS Mobility's Mike service uses the iDEN technology protocol and has had operational 2.5G packet data capability and service offerings for over three years. TELUS Mobility implemented 1X protocol 3G services on its digital CDMA PCS and cellular networks during 2002. While the Company believes that TELUS Mobility's CDMA protocol has a reasonable and cost-effective migration path to future evolutions of higher speed 3G, there can be no assurance that it will be successful and timely. Work is ongoing to determine an optimal migration path for iDEN to 3G, but there can be no assurance that the selected path will be successful or that operating expenses and capital expenditures will be economical.

Furthermore, there can be no assurance that the digital wireless technologies utilized by TELUS Mobility today will continue to enjoy favourable market pricing. The pricing for handsets and network infrastructure is subject to change due to world market buying patterns and foreign exchange rates and as a result, there may be an adverse impact on TELUS' future expenditures.

TELUS' Mike digital wireless iDEN network is in part differentiated by its wide-area, high-capacity digital push-to-talk (PTT) 2-way radio dispatch services, which are marketed as Mike's Direct Connect, as well as its installed base of customer work groups. One of TELUS' major wireless competitors announced plans to develop and launch PTT services over CDMA in 2004, and PTT capabilities continue to advance for other carriers using different technologies. In the future, there can be no assurance that TELUS' current market advantage of extensive product sales and marketing experience, and large installed base of Mike iDEN users and work groups, will be maintained. TELUS also operates a CDMA network and may operationalize CDMA PTT services during 2004, which may be competitive with the iDEN technology utilized by its Mike network. There can be no assurance that successful deployment and marketing of competitive CDMA or other PTT technologies will not reduce or eliminate the competitive differentiation of TELUS' Mike network.

Wireless technologies and protocols continue to be developed and extended for a variety of applications and circumstances, such as the Institute of Electrical and Electronics Engineers (IEEE) suite of 802 series of standards. A number of wireless technologies are capable of exploiting both licensed and unlicensed spectrum. While TELUS constantly reviews and examines such developments, and may from time to time choose to utilize a number of these technologies, there can be no assurance that these developments may not adversely impact TELUS in the future.

Regulatory

    Regulatory developments could have an adverse impact on TELUS' operating procedures, costs and revenues

TELUS' telecommunications and broadcasting services are regulated under federal legislation by the CRTC, Industry Canada and Canadian Heritage. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as long distance and some data services, and does not regulate the pricing of wireless services. Major areas of regulatory review currently include a reassessment of some of the ILEC services to be made available to competitors at cost-based rates, the terms of interconnection between local exchange carriers and competitive pricing safeguards for ILEC services, such as price floors and bundling rules.

The outcome of the regulatory reviews, proceedings and court or Federal Cabinet appeals discussed below and other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

    Price cap regulation

The rules for price cap regulation and local competition were announced in major regulatory decisions issued in 1997. The CRTC adopted a facilities-based competition model that encouraged competitors to invest in facilities and did not provide discounts for use of incumbent facilities. In March 2001, the CRTC began its scheduled public review of the regulatory regime for 2002 and beyond. TELUS and other incumbent telecommunications companies sought to modify the price cap regime to achieve greater pricing flexibility for regulated services. Certain CLECs requested changes to the regulatory framework that would require the ILECs to provide their facilities to the CLECs at large discounts. Some parties also requested that the CRTC impose penalties on the incumbent companies for failure to meet CRTC-established quality of service indicators. On May 30, 2002, the CRTC announced its decision on the regulatory framework for the second price cap period for the ILECs, which established the framework for regulation of ILECs, including TELUS. This decision covers a four-year period beginning June 2002. On July 31, 2002, the CRTC released its price cap decision for TELUS Communications (Quebec) Inc., which established a four-year price cap period beginning August 2002 and moved TELUS Communications (Quebec) Inc. from rate of return regulation to price cap regulation. The impact of these decisions was a decrease in consolidated EBITDA for TELUS of $78.5 million for the 12-month period ended December 31, 2003 when compared with one year earlier.

The CRTC 2002 price cap decisions reaffirmed the CRTC's preferred facilities-based competition framework, which TELUS supports. The decisions did not introduce the large discounts of up to 70% for use of ILEC facilities sought by competitors, and allowed TELUS the opportunity to benefit from annual inflation-adjusted productivity improvements greater than 3.5% on most tariffed services. However, the decisions extended the regulation of local prices and service levels, reduced the ability of the ILECs to raise prices, introduced more complexity and caused a negative impact on TELUS earnings. The 2002 price cap decisions also initiated a number of implementation proceedings, some of which are still underway.

As a result of the price cap decisions, TELUS anticipates an approximate $20 million incremental negative impact on EBITDA for 2004. TELUS can give no assurance that earnings will not be further adversely affected as regulatory rules continue to be reviewed, adjusted or changed. The price cap decision also established a rate adjustment plan for ILECs that do not meet the quality of service standards approved by the CRTC. TELUS will pay approximately $6.5 million in rate adjustments for the initial reporting period ending May 2003, and would anticipate a similar level of rate adjustments in 2004 if quality of service results for the last seven months of 2003 were to continue until the end of the second reporting period in May 2004. However, quality of service has improved significantly as new systems and processes have been introduced and TELUS may not be required to pay further rate adjustments in 2004. Nevertheless, TELUS has no assurance that these rate adjustments will not significantly affect earnings in the future.

On September 25, 2003, the CRTC approved TELUS' $21.4 million total service improvement program for extending and upgrading service where required in Alberta and B.C., to be completed over four years ending in 2006. The cost of the service improvement program will be recovered from TELUS' deferral account established in the 2002 price cap decisions. The CRTC has not yet determined the process for drawing funds from the deferral account or how the remaining balance of the deferral account liability will be utilized.

In the 2002 price cap decisions, the CRTC established new lower prices for some digital services provided by the ILECs and made those new lower prices available only to competitors. The CRTC then initiated a proceeding to consider whether the ILECs should be required to provide more digital services to competitors at prices below normal tariffed rates. The proceeding to consider Competitor Digital Network Access (CDNA) service, which was initiated in the 2002 price cap decisions, was completed in December 2003 and a decision is expected in 2004. The results of this proceeding will finalize the scope of the CDNA service and the terms and conditions under which it will be made available. CDNA service was initially made available to competitors at lower than tariffed rates on an interim basis. Only the access and link components of the retail Digital Network Access (DNA) service were made available. The CRTC's decision in the CDNA proceeding will determine whether further components of the retail DNA service and certain digital inter-exchange transport facilities will be added to the CDNA service. If the scope of the CDNA service is expanded to include additional components, the CRTC will also determine the effective date for any rate changes, including the possibility of retroactive rate reductions. The CRTC has already established that the initial revenue loss resulting from the introduction of CDNA service will be recovered against the revenue realized as a result of the reversal of exogenous adjustments at the end of the first price cap period in May 2002. If the scope of the CDNA service is expanded, the CRTC will also determine if the additional revenue loss may be recovered in a similar manner to the initial revenue loss or by some other means. There can be no assurance that the implementation of CDNA will not result in further revenue losses for TELUS. The CRTC is not expected to render its decision in this proceeding before the second quarter of 2004.

    Pricing safeguard review

The CRTC has initiated a proceeding to review pricing safeguards and is proposing modifications to the service bundle pricing rules as well as the introduction of a new pricing safeguard for volume and term contracts for retail tariffed services. The CRTC is also proposing to modify the imputation test that is used when ILECs propose rate decreases. If the CRTC implements the changes it has proposed to the pricing safeguards, the ILECs will have less pricing flexibility and TELUS' ability to respond to competitive pressures will be constrained. TELUS' business operations could be negatively affected by the CRTC's decision in this proceeding. The CRTC is not expected to render its decision in this proceeding before late 2004.

     Terms of access

In 1999, the CRTC had ordered power companies to grant access to their power poles to cable companies at fixed rates significantly lower than the expectations of the power companies. The Federal Court of Appeal determined the CRTC did not have jurisdiction over power poles of provincially regulated power companies, and on May 16, 2003, the Supreme Court of Canada upheld that decision. TELUS may be negatively affected by this decision to the extent that it relies on power poles to deliver services to its customers, rates may escalate over time, and it has facilities placed on approximately 200,000 poles owned by power companies. As part of the follow-up process to Decision 2003-11, a proposal was made to reassign the ILECs' support structure services so as to make them available at cost-based rates (cost plus an approved mark-up). The CRTC has yet to make a determination on this proposal which may result in a reduction of the revenues that TELUS receives for the use of its support structure facilities.

On July 21, 2003, the CRTC directed the incumbent telephone companies to provide their retail high-speed Internet services to residential customers receiving primary local telephone service from competitors upon request. Currently, the provision of high-speed Internet service is directly linked to the local telephone line. TELUS has determined that a plan to reconfigure numerous automated systems and processes to implement this decision could cost up to an estimated $10 million in capital and operating costs. There can be no assurance that the success of implementation and estimated costs will be as planned. A similar request has been made to the CRTC for high-speed Internet services for business customers.

On June 30, 2003, the CRTC ruled on a proceeding to establish terms of access to tenants in multi-dwelling units (MDUs), such as office complexes and apartment buildings. Building owners were demanding substantial fees for such access. In its decision, the CRTC announced principles that allow for access by all local telephone companies to equipment and wiring in MDUs. The decision reduced considerably the uncertainty TELUS faced in gaining access to such buildings. From a financial perspective, the decision reduced TELUS' exposure to potential significantly increased costs of building access. However, on November 8, 2003, an association representing building owners was granted leave to appeal this decision by the Federal Court of Appeal. It is possible that future costs to TELUS may materialize as a result of court challenges.

    Interconnection

The CRTC concluded a proceeding in early 2003 that reviewed the interconnection regime between local exchange carriers (LECs) and a decision is expected in this proceeding in 2004. The interconnection proceeding reviewed the current rules concerning the point of interconnection for LECs, the current trunking rules for LECs and compensation arrangements for the exchange of traffic between LECs. It is likely that the CRTC will allow expanded interconnection arrangements between LECs in addition to the current interconnection arrangements. There can be no assurance that the interconnection decision will not reduce TELUS' revenues for interconnection services, increase TELUS' operating costs for interconnection with CLECs in its ILEC territory, or require additional capital expenditures for the expansion of interconnection facilities.

    TELUS' broadcasting distribution undertakings

On August 20, 2003, the CRTC approved applications by TELUS Communications Inc.
(TCI) to operate terrestrial broadcasting distribution undertakings to serve various communities in Alberta and British Columbia. On September 9, 2003, the CRTC approved TELUS' application for a video-on-demand undertaking licence with the same terms and conditions as previously licensed video-on-demand undertakings in Canada. The licence is national in scope and extends for a seven-year term. TCI continues to test and assess this opportunity. There can be no assurance that implementation costs or projected revenues and expenses will be as planned or that a launch will in fact occur.

    Voice over Internet protocol

On February 12, 2004, the Federal Communications Commission (FCC) in the U.S. announced that it was initiating a major proceeding to seek public comment on the premise that Internet services (including voice services) should continue to be subject to minimal regulation. The proceeding will also assess whether mechanisms to provide public safety, emergency 911, law enforcement access, consumer protections and access for people with disabilities will need to change as communications migrate to Internet-based services. The FCC stated its desire to provide a measure of regulatory stability to the communications market and to support the continuing development of Internet-based services. The CRTC currently has before it an application requesting that a similar proceeding be initiated in Canada. If a CRTC proceeding is conducted, there can be no assurance that TELUS will not be materially adversely affected by a decision arising from it.

    Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and therefore require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in Canada and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, SMR, ESMR and PCS systems, among others, require such licences. TELUS Mobility's PCS and cellular licences include various terms and conditions, such as: meeting certain performance levels, meeting Canadian ownership requirements, obligations regarding coverage and build-out, spending at least 2% of certain PCS and cellular revenues on research and development, annual reporting, and resale to competitors. While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences which have not been obtained via spectrum auction. There can be no assurance that Industry Canada will not seek to increase these fees in the future.

    Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act and the Radiocommunication Act. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC or Industry Canada determination, or events beyond TELUS' control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS' subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act could be jeopardized and TELUS' business could be materially adversely affected.

Process risks

    TELUS systems and processes could negatively impact financial results and customer service

    Billing/revenue assurance

TELUS has merged with and acquired several companies, which have a variety of billing systems. The number of different billing systems at TELUS presents the risk that the systems are not sufficiently integrated, causing unrecognized revenue leakage, billing errors in customer accounts, and the sharing of incorrect and inaccurate information. Although TELUS has a finance department that focuses on revenue assurance and increasing the accuracy and completeness of billing, the risk associated with the volume and variety of billing system transactions could result in adverse effects on TELUS' earnings.

Also, as a result of the various staff reductions, system changes and training requirements arising from TELUS' Operational Efficiency Program, there is a potential impact on the operations of TELUS' internal processes involved with billing that could negatively affect TELUS' earnings.

    Efficiency

To remain cost competitive and maintain profitability when prices are lowered by regulatory and/or competitor actions, it is important for TELUS to continue reducing costs. Beginning in 2001, TELUS' multi-phase Operational Efficiency Program aimed at improving operating and capital productivity and competitiveness. This multi-faceted program focused on reducing staff, optimizing the use of resources, and maintaining and ultimately improving customer service. This has been accomplished by consolidating functions, closing and consolidating facilities, and streamlining processes. At the end of 2003, TELUS exceeded its two-year 6,500 net staff reduction by 200, however, there can be no assurance that the financial goals and maintenance and improvement of customer service levels will be achieved going forward. If TELUS is unable to control costs, the Company may not achieve cost competitiveness and the profitability required to be attractive to investors.

Further, with the local price cap formula regime, certain local prices decrease by a 3.5% productivity factor less inflation until 2006. It is expected that ongoing efficiency programs are necessary in order to avoid an adverse impact on earnings.

    Cost and availability of services

The availability of various data, video and voice services in CLEC (competitive local exchange carrier) regions where TELUS' wireline network is only partly available represents a significant challenge in terms of delivery deadlines, quality and costs of services. The lease of facilities from other telecommunications companies and rebilling for the use of their networks may prove to be costly and unprofitable. To offset these costs and to enhance profitability, the Company must implement an efficient capital investment plan that enables the migration of these services on to its own network. Although efforts continue in this regard, the Company cannot provide assurance as to results.

Health and safety

    Concerns about health and safety, particularly in the wireless business, may affect future prospects

        Radio frequency emission concerns

Some studies have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects. However, there is substantial evidence, as determined and published in numerous scientific studies worldwide, supporting the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. TELUS believes that the handsets sold by TELUS Mobility comply with all applicable Canadian and U.S. government safety standards.

There can be no assurance that future health studies, government regulations or public concerns about the health effects of radio frequency emissions would not have an adverse effect on the business and prospects for TELUS' wireless business. For example, public concerns could reduce customer growth and usage or increase costs from modifying handsets and product liability lawsuits.

        Responsible driving

The Insurance Corporation of B.C. and the University of Montreal have released studies showing an increase in distraction levels for drivers using wireless phones while driving. In December 2002, Newfoundland & Labrador banned drivers' use of handheld wireless phones (as with other bans on handheld phones, the province allows the use of hands-free wireless kits).

There are similar examples in the United States. In January 2004, New Jersey followed a precedent set by New York by passing legislation that bans handheld wireless phone use by drivers. In Washington, D.C., the Responsible Use of Cell Phones Act was introduced to City Council in 2003. The act, currently being reviewed by Washington's mayor before a review by Congress, would ban the use of handheld wireless phones while driving.

TELUS promotes responsible driving and recommends that driving safely should be every wireless customer's first responsibility. TELUS believes that current laws adequately address all forms of careless and negligent driving, and laws that are specific to mobile phones are unnecessary and counterproductive.

There can be no assurance that additional laws against using wireless phones while driving will not be passed and that if passed, such laws will not have a negative effect on subscriber growth rates, usage levels and wireless revenues.

Strategic partners

     TELUS' interests may conflict with those of its strategic partners

While strategic alliance partners such as Verizon are expected to assist TELUS in executing its growth strategy in Canada, their interests may not always align with those of TELUS. This could potentially affect the speed and outcome of strategic and operating decisions.

    Sales of substantial amounts of TELUS shares by its strategic partners may cause TELUS' share price to decline

Some of TELUS' strategic partners may decide to sell all or part of their share positions. For example, Motorola is permitted to sell its 9.7 million Non-Voting Shares, a 2.8% economic interest. Verizon could sell a portion of its 73.5 million Common Shares and Non-Voting Shares, a 20.9% economic interest, although it is not permitted until February 2009 to reduce its shareholding to less than 19.9% of all outstanding Common Shares and Non-Voting Shares without the prior approval of a majority of the independent directors on the TELUS Board. Sales of substantial amounts of TELUS shares, or the perception that these sales may occur, could adversely affect the market price of TELUS shares.

     Legal and ethical compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. TELUS has instituted for its employees, officers and Directors an ethics policy and a toll-free EthicsLine for anonymous reporting by anyone of issues or complaints. However, there can be no assurance that these standards will be adhered to by all parties and that results will not be negatively affected.

Litigation

     Claims and lawsuits

Given the size of TELUS, claims and lawsuits seeking damages and other relief are regularly threatened or pending against the Company and its subsidiaries. TELUS cannot predict with any certainty the outcome of such claims and lawsuits and as such, there can be no assurance that results will not be negatively impacted.

     Privacy compliance

TELUS has been subject to federal privacy legislation, the Personal Information Protection and Electronic Documents Act (PIPEDA), since January 1, 2001. TELUS has an industry-leading privacy compliance program that is overseen by a designated privacy officer. Notwithstanding this, situations might occur where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner which is not fully compliant with PIPEDA, thereby exposing TELUS to the possibility of sanctions under that Act. Although management cannot predict outcomes with certainty, management believes it is unlikely that any such sanctions would be material.


==============================================================================





                             TELUS CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                            DECEMBER 31, 2003





==============================================================================

Management's Report

Management is responsible to the Board of Directors for the preparation of the consolidated financial statements of the Company and its subsidiaries. These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and necessarily include some amounts based on estimates and judgements. Financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require TELUS team members (including Board members and Company employees) to maintain the highest ethical standards, and has established mechanisms for the reporting to the audit committee of perceived accounting and ethics policy complaints. Annually the Company performs an extensive risk assessment process, which includes interviews with senior management, a web-enabled risk and control assessment survey distributed to a large sample of employees and input from the Company's strategic planning activities. Results of this process influence the development of the internal audit program. Key enterprise-wide risks are assigned to executive owners for the development and implementation of appropriate risk mitigation plans. During 2002, the Company implemented a Sarbanes-Oxley certification enablement process, which, among other things, cascades informative certifications from the key stakeholders within the financial reporting process, which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process.

The Company has adopted a formal Policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including forming a Disclosure Committee.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures related to the preparation of the management's discussion and analysis and the consolidated financial statements as well as other information contained in this report. They have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the management's discussion and analysis and the consolidated financial statements contained in this report were being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to when they were evaluated, nor were there any significant deficiencies or material weaknesses in these controls requiring corrective actions.

TELUS' Chief Executive Officer and Chief Financial Officer expect to certify TELUS' annual filing with the United States' Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act.

The Board of Directors has reviewed and approved these consolidated financial statements. To assist the Board in meeting its oversight responsibilities, it has appointed an audit committee, which is comprised entirely of independent directors. All the members of the committee are financially literate and the Chair of the committee is an audit committee financial expert as defined in accordance with applicable securities laws. The committee oversees the Company's accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company's external and internal auditors, the management of the Company's risks, its credit worthiness, treasury plans and financial policy and its whistleblower and accounting and ethics complaint procedures. The committee meets no less than quarterly and, as a standard feature of regularly scheduled meetings, holds an in-camera session with the external auditors and separately with the internal auditors without other management,including management directors present. It oversees the work of the external auditors and approves the annual audit plan. It also receives reports on the external auditor's internal quality control procedures and independence. Furthermore, the audit committee reviews: the Company's major accounting policies including alternatives and potential key management estimates and judgements; the Company's financial policies and compliance with such policies; the evaluation by either the internal or external auditors of management's internal control systems; the evaluation by management of the adequacy and effectiveness in the design and operation of the Company's disclosure controls and internal controls for financial reporting. The audit committee also considers reports on the Company's business continuity and disaster recovery plan; reports on financial risk management including derivative exposure and policies; tax planning, environmental risk management and management's approach for safeguarding corporate assets and regularly reviews key capital expenditures. The committee pre-approves all audit, audit-related and non-audit services provided to the Company by the external auditors (and its affiliates). The committee's terms of reference are available, on request, to shareholders and are available on the Company's website.

"Robert G. McFarlane"

Robert G. McFarlane
Executive Vice-President
and Chief Financial Officer


Auditors' Report

To the Shareholders of TELUS Corporation

We have audited the consolidated balance sheets of TELUS Corporation as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, except for the changes in accounting policies described in Note 2, these principles have been applied on a consistent basis.

"Deloitte & Touche LLP"

Deloitte & Touche LLP
Chartered Accountants
Vancouver, B.C.
February 2, 2004, except as to Note 16(c), which is as of February 12, 2004



Consolidated Statements of Income

Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES								              $	7,146.0       $	7,006.7
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations						                                	4,301.9 	4,488.1
  Restructuring and workforce reduction costs (Note 4)					  	   28.3 	  569.9
  Depreciation 						                                	1,272.9 	1,213.7
  Amortization of intangible assets						          	  379.9 	  356.6
---------------------------------------------------------------------------------------------------------------------------------
 						                                                5,983.0 	6,628.3
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME						                                1,163.0 	  378.4
  Other expense, net 						                                   23.3 	   42.7
  Financing costs (Note 5) 						                          628.0 	  604.1
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST			                  511.7 	 (268.4)
  Income taxes (recovery) (Note 6)						                  176.9 	  (42.5)
  Non-controlling interest						                            3.3 	    3.1
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)						                                  331.5 	 (229.0)
  Preference and preferred share dividends						            3.5 	    3.5
  Interest on convertible debentures, net of income taxes					    7.1 	    6.8
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME (LOSS)		                                      $   320.9       $	 (239.3)
=================================================================================================================================
INCOME (LOSS) PER COMMON SHARE AND NON-VOTING SHARE ($) (Note 7)
   - Basic 						                                            0.92 	   (0.75)
   - Diluted						                                            0.91 	   (0.75)
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE ($)			                    0.60 	    0.60
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING (millions)
    - Basic						                                          349.3 	  317.9
    - Diluted						                                          351.8 	  317.9
---------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Retained Earnings

Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR	                                                              $	  630.4       $	1,654.8
Transitional impairment of intangible assets with indefinite lives (Note 2(g))		             - 		 (595.2)
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance		                                                          630.4 	1,059.6
Net income (loss)		                                                                  331.5 	 (229.0)
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                  961.9 	  830.6
Less: 	Common Share and Non-Voting Share dividends paid, or payable, in cash 		          165.8 	  150.9
	Common Share and Non-Voting Share dividends reinvested, or to be reinvested,
         in shares issued from Treasury                                                            43.8 	   39.0
	Preference and preferred share dividends		                                    3.5 	    3.5
	Interest on convertible debentures, net of income taxes		                            7.1 	    6.8
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR (Note 16)	                                                      $	  741.7       $	  630.4
=================================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements

Consolidated Balance Sheets

As at December 31 (millions)									2003		2002
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary investments, net	                                                      $     6.2       $      -
  Accounts receivable (Notes 9, 18(b))		                                                  723.8 	  640.4
  Income and other taxes receivable 		                                                  187.4 	  134.0
  Inventories		                                                                          123.5 	   96.5
  Prepaid expenses and other (Note 18(b))		                                          172.4 	  163.5
  Current portion of future income taxes (Note 6)		                                  304.0 	  138.8
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                1,517.3 	1,173.2
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
  Property, plant, equipment and other		                                                7,764.3 	8,025.9
  Intangible assets subject to amortization		                                          844.7 	  998.5
  Intangible assets with indefinite lives		                                        2,954.6 	2,950.1
---------------------------------------------------------------------------------------------------------------------------------
		                                                                               11,563.6        11,974.5
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 11)		                                                         610.7 	          729.1
  Future income taxes (Note 6)		                                                         626.0 	        1,170.3
  Investments		                                                                          41.9 	           48.1
  Goodwill (Note 12)		                                                               3,118.0          3,124.6
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                4,396.6 	5,072.1
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $17,477.5       $18,219.8
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Cash and temporary investments, net	                                                      $	     - 	      $	    9.0
  Accounts payable and accrued liabilities (Note 18(b))		                                1,294.1 	1,198.8
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4)	  141.0 	  400.4
  Dividends payable		                                                                   53.5 	   52.2
  Advance billings and customer deposits (Note 18(b))		                                  445.0 	  330.3
  Current maturities of long-term debt (Note 14)		                                  221.1 	  190.3
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                2,154.7 	2,181.0
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 14) 		                                                        6,469.4 	8,197.4
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 15)		                                                1,173.7 	  405.3
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes (Note 6)		                                                        1,007.0 	  992.3
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest		                                                           10.7 	   11.2
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 16)
  Convertible debentures		                                                          149.6 	  148.5
  Preference and preferred shares 		                                                   69.7 	   69.7
  Common equity		                                                                        6,442.7 	6,214.4
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                6,662.0 	6,432.6
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $17,477.5       $18,219.8
=================================================================================================================================
Commitments and Contingent Liabilities (Note 17)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Directors:

Director:	        Director:

"Brian F. MacNeill"	"Brian A. Canfield"
 -----------------       -----------------
 Brian F. MacNeill	 Brian A. Canfield


Consolidated Statements of Cash Flows


Years ended December 31 (millions)								2003		2002
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OPERATING ACTIVITIES
Net income (loss)									      $	  331.5       $	 (229.0)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
  Depreciation and amortization						                        1,652.8 	1,570.3
  Future income taxes 						                                  398.6 	    9.2
  Gain on redemption of long-term debt						                     - 		  (82.7)
  Net employee defined benefit plans expense (credits)					           53.0 	   (9.8)
  Employer contributions to employee defined benefit plans			                  (99.8)	  (75.3)
  Restructuring and workforce reduction costs, net of cash payments (Note 4)		         (259.4)	  290.7
  Other, net						                                           44.0 	  (11.6)
  Net change in non-cash working capital (Note 18(c))						   23.3 	  279.2
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Cash provided by operating activities						                2,144.0 	1,741.0
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INVESTING ACTIVITIES
Capital expenditures (Note 10(a))						               (1,252.7)       (1,697.9)
Proceeds from the sale of property (Note 10(d)) and other assets			           51.2 	    8.2
Other						                                                    3.7 	   (1.4)
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Cash used by investing activities						               (1,197.8)       (1,691.1)
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FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued						           86.6  	   92.2
Public issuance of Non-Voting Shares						                     - 		  337.4
Cost of public issuance of Non-Voting Shares						             - 		  (14.5)
Dividends to shareholders						                         (172.0)	 (135.6)
Long-term debt issued (Note 14)						                          373.0 	  644.2
Redemptions and repayment of long-term debt (Note 14)					       (1,201.7)	 (901.0)
Change in short-term obligations (commercial paper and bank borrowings)			             - 		  (84.4)
Interest on convertible debentures						                  (10.2)	  (10.2)
Other						                                                   (6.7)	   (4.1)
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Cash used by financing activities						                 (931.0)	  (76.0)
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CASH POSITION
Increase (decrease) in cash and temporary investments, net			                   15.2 	  (26.1)
Cash and temporary investments, net, beginning of year						   (9.0)	   17.1
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Cash and temporary investments, net, end of year					      $	    6.2       $	   (9.0)
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest paid					                                              $	  657.5       $	  675.8
=================================================================================================================================
Interest received					                                      $	   41.6       $	   24.5
=================================================================================================================================
Income taxes (inclusive of Investment Tax Credits (Note 6)) received		              $	  165.5       $	   18.6
=================================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements

Notes to Consolidated Financial Statements


DECEMBER 31, 2003

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.

1. Summary of Significant Accounting Policies
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars.

The terms "TELUS" or "Company" are used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

(a) Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company's subsidiaries, of which the principal one is TELUS Communications Inc. (including the TELE-MOBILE COMPANY partnership).

The financing arrangements of the Company and all of its subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, TELUS Corporation reviews its corporate organization and effects changes as appropriate so as to enhance its value. This process can, and does, affect which of the Company's subsidiaries are considered principal subsidiaries at any particular point in time.

(b) Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant estimates include: the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization; the allowance for doubtful accounts; the allowance for inventory obsolescence; the estimated useful lives of assets; the recoverability of tangible assets; the recoverability of intangible assets with indefinite lives; the recoverability of long-term investments; the recoverability of goodwill; the composition of future income tax assets and future income tax liabilities; the accruals for payroll and employee-related liabilities; the accruals for restructuring and workforce reduction costs; and certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

(c) Revenue Recognition

The Company earns the majority of its revenue (voice local, voice contribution, voice long distance, data and mobility network) from access to, and usage of, the Company's telecommunication infrastructure. The majority of the balance of the Company's revenue (other and mobility equipment) arises from providing products facilitating access to, and usage of, the Company's telecommunication infrastructure.

The Company offers complete and integrated solutions to meet its customers' needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units and then the Company's relevant revenue recognition polices are applied to them.

  Voice Local, Voice Long Distance, Data and Mobility Network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company's network and facilities and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and installation fees, along with the corresponding direct costs not in excess of the revenues, are deferred and recognized over the average expected term of the customer relationship.
When the Company receives no identifiable, separable benefit for consideration given to a customer, such as that which might arise in a customer loyalty program, the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.

The Company follows the liability method of accounting for its quality of service penalties that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission ("CRTC").

  Voice Contribution: The CRTC has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost service areas ("HCSAs"). The CRTC has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in HCSAs.

  Other and Mobility Equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease. When the Company receives no identifiable, separable benefit for consideration given to a customer, the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.

  Non-HCSA Deferral Account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that will affect the Company's wireline revenues for four-year periods beginning June 1, 2002, and August 1, 2002, respectively. In an effort to foster competition for residential basic service in non-high cost service areas ("non-HCSAs"), the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.
The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-HCSAs. The revenue deferral is based on the rate of inflation (as measured by a chain-weighted GDPPI index), less a productivity offset of 3.5%, and an "exogenous factor" that is associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs ("SIPs") in qualifying non-HCSAs, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. To the extent that a balance remains in the deferral account, interest is required to be accrued at the Company's short-term cost of borrowing.
The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account. This also results in the Company continuing to record incremental liability amounts, subject to reductions for the mitigating activities, for the remaining duration of the Decisions' four-year periods. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, all income statement effects of the deferral account are recorded through operating revenues.

(d) Advertising Costs

Costs of advertising production, airtime and space are expensed as incurred.

(e) Research and Development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs are amortized over the life of the commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(f) Depreciation and Amortization

Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. The composite depreciation rate for the year ended December 31, 2003, was 6.6% (2002 - 6.6%). Depreciation includes amortization of assets under capital leases. Intangible assets with finite lives ("intangible assets subject to amortization") are amortized on a straight-line basis over their estimated lives; estimated lives are annually reviewed. Estimated useful lives for the majority of the Company's capital assets subject to depreciation and amortization are as follows:

                                                                                                                Estimated
                                                                                                                useful lives
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunication assets
    Outside plant								                              17 to 40 years
    Inside plant								                               8 to 20 years
    Mobility site equipment								                     6.5 to  8 years
  Balance of depreciable property, plant, equipment and other					               5 to 20 years
Intangible assets subject to amortization
  Subscriber base (see Note 2(g))
    Wireline					                                                                    50 years
    Wireless					                                                                     7 years
  Software					                                                               3 to  5 years
  Access to rights-of-way and other					                                       7 to 30 years
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 The Company chose to depreciate and amortize its assets on a straight-line basis as it believes that this method better reflects the consumption of resources related to the economic life span of the assets than use of an accelerated method and thus is more representative of the economic substance of the underlying use of the assets.

Commencing January 1, 2002, rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2003 and December 2002 annual tests. The test is applied to each of the Company's two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants ("CICA") Handbook section for intangible assets and goodwill): Communications and Mobility.

The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, the Company uses a combination of the discounted cash flow and the market comparable approaches in determining the fair value of its reporting units.

(g) Translation of Foreign Currencies

  General: Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date with any resulting gain or loss being included in the Consolidated Statements of Income (see Note 5).

The Company has a minor foreign subsidiary that is considered to be self-sustaining. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiary's accounts into Canadian dollars are deferred and reported as cumulative foreign currency translation adjustment in the equity section of the Consolidated Balance Sheets (see Note 16(a)).

  Hedge accounting: The Company applies hedge accounting to the financial instruments used to establish designated currency hedging relationships for its U.S. Dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity) (see Note 3 and Note 14(b)). Hedge accounting is applied to future purchase commitments on an exception basis only. The purpose of hedge accounting, in respect of the Company's designated currency hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods.

The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the "hedging items") used to establish the designated currency hedging relationships and of the U.S. Dollar denominated long-term debt (the "hedged items"). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates, and interest rate index. Any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, is reflected in the Consolidated Statements of Income as "Financing costs".

In the application of hedge accounting, an amount (the "hedge value") is recorded in respect of the fair value of the hedging items only to the extent that their value counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the balance sheet date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items. Unrealized changes in the fair value of hedging items, net of the hedge value recorded (see Note 11 and Note 15), are recognized when all the hedged cash flows have occurred (see Note 5). If a previously effective designated hedging relationship becomes ineffective, all gains or losses relating to the hedging item are prospectively reflected in the Consolidated Statements of Income as "Financing costs".

(h) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

The Company's research and development activities may be eligible to earn Investment Tax Credits. The Company's research and development activities and their eligibility to earn Investment Tax Credits is a complex matter and, as a result, the threshold of more likely than not is normally only achieved after the relevant taxation authorities have made specific determinations. When it is more likely than not that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate (see Note 6).

(i) Share-Based Compensation

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans. Canadian GAAP requires that a fair value be determined for share options at the date of grant and that such fair value is recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic value based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied (see Note 8(a) and Note 2(d)). Proceeds arising from the exercise of share options are credited to share capital.

The Company has chosen to apply the intrinsic value method of accounting for share-based compensation since estimating share-based compensation with reasonable accuracy is not determinable and the effect the fair value method would have on reducing the meaningfulness of the Consolidated Statements of Income. As well, the Company believes that the majority of companies operating in the same capital markets as the Company apply the intrinsic value method of accounting for share-based compensation and thus the Company has selected the intrinsic value method rather than the fair value method of accounting for the reason of increasing the comparability of its financial reporting.

In respect of restricted share units, the Company accrues a liability equal to the product of the vesting and vested restricted share units multiplied by the fair market value of the corresponding shares at the end of the reporting period (see Note 8(b)).

When share-based compensation vests in one amount at a future point in time ("cliff vesting"), the expense is recognized by the Company, either in the Consolidated Statements of Income or in the pro forma disclosures in Note 8(a), on a straight-line basis over the vesting period. When share based compensation vests in tranches ("graded vesting"), the expense is recognized by the Company, either in the Consolidated Statements of Income or in the pro forma disclosures in Note 8(a), using the accelerated expense attribution method.

(j) Cash and Temporary Investments, Net

Cash and temporary investments, which include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the balance sheet date. Cash and temporary investments, net, are classified as a liability on the balance sheet when the amount of the cheques written but not cleared by the bank exceeds the amount of the cash and temporary investments.

(k) Sales of Receivables

Effective July 1, 2001, transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income as "Other expense, net". The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management's best estimates of the key assumptions - credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved.

(l) Inventories

The Company's inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories of wireless handsets, parts and accessories are valued at the lower of cost and replacement cost, with cost being determined on an average cost basis. Inventories of communications equipment are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

(m) Capital Assets

  General: Property is recorded at historical cost and, with respect to self-constructed property, includes materials, direct labour and applicable overhead costs. In addition, where construction projects exceed $20 million and are of a sufficiently long duration, an amount is capitalized for the cost of funds used to finance construction (see Note 5). The rate for calculating the capitalized financing costs is based on the Company's one-year cost of borrowing.

When property, plant and/or equipment are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income as "Other expense, net".

  Asset retirement obligations: Liabilities are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of the outside plant and mobility site components of the Company's telecommunications assets) when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations.

(n) Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2003, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings (see Note 10(d) and Note 15), were $167.6 million (2002 - $151.2 million).

(o) Investments

The Company accounts for its investments in affiliated companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

The Company accounts for its other investments using the cost basis of accounting whereby investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable.

Carrying values of equity and cost investments are reduced to estimated market values if there is other than a temporary decline in the value of the investment; such reduction recorded is included in the Consolidated Statements of Income as "Other expense, net".

(p) Other Long-Term Liabilities - Individual Line Service Program

Included in "Other Long-Term Liabilities" are past contributions from the Government of Alberta under the Individual Line Service program, which are recognized as revenue on a straight-line basis over the estimated useful life of the related assets. The amount to be recognized as revenue within one year is included with "Advance billings and customer deposits" in the Consolidated Balance Sheets.

(q) Employee Future Benefit Plans

The Company accrues its obligations under employee defined benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain
(loss) over 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan, as are past service costs and transitional assets and liabilities.

The Company uses defined contribution accounting for the union pension plan that covers certain of the Company's employees.

(r) Comparative Amounts

Certain of the comparative amounts have been reclassified to conform to the presentation adopted currently.

2. Accounting Policy Developments

(a) Disclosure of Guarantees

Commencing with the Company's 2003 fiscal year, the new guidelines of the Canadian Institute of Chartered Accountants ("CICA") for the disclosure of guarantees (CICA Accounting Guideline AcG-14) apply to the Company (see Note 17(e)). The Guideline elaborates on required disclosures by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued.

(b) Asset Retirement Obligations

During the Company's 2003 fiscal year, the Company early adopted the new recommendations of the CICA for accounting for asset retirement obligations (CICA Handbook Section 3110) (see Note 1(m)). The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. All amounts recorded and arising from the application of this accounting policy were not significant.

(c) Employee Future Benefits

Effective December 31, 2003, the Company early adopted the new recommendations of the CICA dealing with incremental disclosure related to employee benefit plans (CICA Handbook Section 3461) (see Note 19).

(d) Share-Based Compensation

Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) will apply to the Company. The amendments will result in the Company no longer being able to use the intrinsic method of accounting for share options granted to employees. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), which will be implemented effective January 1, 2004. The modified-prospective transition method will result in no share option expense being recognized in the Consolidated Statements of Income in fiscal years prior to 2004. The share option expense that is recognized in fiscal years subsequent to 2003 will be in respect of share options granted after 2001 and vesting in fiscal periods subsequent to 2003.

(e) Hedging Relationships

Commencing with the Company's 2004 fiscal year, the new guidelines of the CICA for accounting for hedging relationships (CICA Accounting Guideline AcG-13) apply to the Company. The Company's existing hedge accounting policy is compliant with the new Guideline (see Note 1(g)).

(f) Equity Settled Obligations

Commencing with the Company's 2005 fiscal year, the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003) apply to the Company. The amendments will result in the Company's convertible debentures being classified as a liability on the Consolidated Balance Sheets and the associated interest expense will correspondingly be classified with financing costs on the Consolidated Statements of Income. In advance of the mandatory adoption date, the Company will implement the amended standard on a retroactive basis in 2004.

(g) Intangible Assets and Goodwill

Commencing with the Company's 2002 fiscal year, the new recommendations of the CICA for intangible assets and goodwill (CICA Handbook Section 3062) apply to the Company (see Note 1(f)).

The Company's intangible assets with indefinite lives, which are its spectrum licences, were tested for impairment as at January 1, 2002, and the impairment amount (the "transitional impairment amount") of $595.2 million ($910.0 million before tax) was considered to arise from a change in accounting policy and was charged directly to opening retained earnings.

Similarly, goodwill was also to be tested for impairment as at January 1, 2002. The Company completed this test in the first quarter of 2002 and determined there was no goodwill transitional impairment amount.

As required, TELUS reviewed the estimated useful lives associated with its intangible assets that are subject to amortization. Generally accepted accounting principles require that changes in estimates, such as the useful lives of assets, be applied prospectively. The Company's review resulted in the following changes, effected in the first quarter of 2002, to the estimated useful lives of intangible assets that are subject to amortization:

												Estimated useful lives
												Current		Former
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Subscribers - wireline						                                50 years	     40 years
Subscribers - wireless 						                                 7 years	7 to 10 years
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3. Financial Instruments

The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method (see Note 1(o)), accounts payable, restructuring and workforce reduction accounts payable, dividends payable, short-term obligations, long-term debt, interest rate swap agreements, foreign exchange hedges and convertible debentures.

The Company uses various financial instruments, the fair values of some which are not reflected on the balance sheets, to reduce or eliminate exposure to interest rate and foreign currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged. The majority of these instruments, which were newly added during 2001, pertain to TELUS' U.S. Dollar borrowing. Use of these instruments is subject to a policy, which requires that no derivative transaction be effected for the purpose of establishing a speculative or a levered position, and sets criteria for the credit worthiness of the transaction counterparties.

  Price risk - interest rate: The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt.

  Price risk - currency: The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity (see Note 1(g) and Note 14(b)).

The Company's foreign exchange risk management also includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only.

As at December 31, 2003, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$43.0 million of fiscal 2004 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

  Credit risk: The Company is exposed to credit risk with respect to its short-term deposits, accounts receivable, interest rate swap agreements and foreign exchange hedges.

Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by the Company's large customer base, which covers all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.

Counterparties to the Company's interest rate swap agreements and foreign exchange hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the nonperformance of its counterparties, the Company considers the risk of this remote; if all counterparties were not to perform, the pre-tax effect would be limited to the value of the deferred hedging asset (Note 11).

  Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

The fair values of the Company's long-term debt and convertible debentures are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

                                                                 2003                     		 2002
(millions)	                                        Carrying 				Carrying
                                                        amount		Fair value		amount		Fair value
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Long-term debt	                                      $	6,690.5       $ 7,682.8 	      $	8,387.7       $	8,338.2
Convertible debentures	                              $	  149.6       $	  157.4 	      $	  148.5       $	  137.6
Derivative financial instruments used to manage
  exposure to interest rate and currency risks (1)
    - Deferred hedging liability (Note 15)	      $	  739.6       $	  858.6 	      $	     - 	      $	     -
    - Deferred hedging asset (Note 11)	              $	     - 	      $	     - 		      $	  134.1       $	  315.7
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(1)	Notional amount outstanding $4,822.9 (2002 - $4,925.7).

4. Restructuring and Workforce Reduction Costs

In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges.

The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, the Company initiated a program offering an Early Retirement Incentive Plan and a Voluntary Departure Incentive Plan to 11,000 of over 16,000 bargaining unit employees and announced details on Operational Efficiency Program initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the above noted initiatives. Consolidation of administrative offices was largely completed by December 31, 2002.

As at December 31, 2003, no future costs remain to be recorded under the Operational Efficiency Program, but variances from estimates currently recorded may impact amounts ultimately recorded.

The following table presents the program costs to date and the changes in program costs in the year as well as the corresponding liabilities and changes in the corresponding liabilities for the year.

                               Program(1)                   Program(1)                   Program(1)     Program(1)
                               inception to   Year ended    inception to   Year ended    inception to   items not      Total
                               December 31,   December 31,  December 31,   December 31,  December 31,   yet eligible   program
(millions)                     2001           2002          2002           2003          2003           for recording  (1)(2)
---------------------------------------------------------------------------------------------------------------------------------
Workforce reduction costs
  Voluntary (Early
    Retirement Incentive
    Plan, Voluntary
    Departure Incentive
    Plan and other)	       $   94.6       $	 403.9 	    $	498.5 	   $    1.9 	 $  500.4 	$	-      $  500.4
  Involuntary and other		   67.3 	 153.5 		220.8 	       13.1 	    233.9	        - 	  233.9
---------------------------------------------------------------------------------------------------------------------------------
 		                  161.9 	 557.4 		719.3 	       15.0 	    734.3 		- 	  734.3
Lease termination charges	    6.0 	  10.1 		 16.1 		2.4 	     18.5 		- 	   18.5
Asset write-offs		   30.5 	    - 		 30.5 		 - 	     30.5 		- 	   30.5
Other charges		             - 		   2.4 		  2.4 	       10.9 	     13.3               - 	   13.3
---------------------------------------------------------------------------------------------------------------------------------
 Restructuring and workforce
  reduction costs		  198.4 	 569.9 		768.3 	       28.3 	    796.6 	$	- 	$ 796.6
---------------------------------------------------------------------------------------------------------------------------------
Less:
 Payments (Note 18(c))		   58.2 	 273.8 		332.0 	      287.7 	    619.7
 Asset write-offs related
   to restructuring		   30.5 	    - 	  	 30.5 	 	 - 	     30.5
 Reclassified to other
   long-term liabilities
   (pension and other
   post-retirement benefit
   liabilities)		             - 		   5.4 		  5.4 	         - 	      5.4
---------------------------------------------------------------------------------------------------
 		                   88.7 	 279.2 		367.9 	      287.7 	    655.6
---------------------------------------------------------------------------------------------------
Restructuring and
  workforce reduction
  accounts payable and
  accrued liabilities(3)       $  109.7       $	 290.7 	    $	400.4 	   $ (259.4)	 $  141.0
---------------------------------------------------------------------------------------------------

(1) Program includes phases 1, 2 and 3 of the Operational Efficiency Program.
(2) Amounts were updated during the fourth quarter of 2003.
(3) Included in the December 31, 2003, balance of $141.0 is $47.7 related to early retirement benefits (see Note 19(h)) of which $23.8 will be funded after
2004.

The following table presents the status of various Operational Efficiency Program initiatives. The expense and liability for the Early Retirement Incentive Plan and Voluntary Departure Incentive Plan programs are recognized when the employee accepts the Company's formalized offer. As a result, Operational Efficiency Program costs may be, and have been, as appropriate and required, recorded in advance of when the underlying event occurs.

                               Program(1)                   Program(1)                   Program(1)
                               inception to   Year ended    inception to   Year ended    inception to                  Total
                               December 31,   December 31,  December 31,   December 31,  December 31,                  program
(millions)                     2001           2002          2002           2003          2003           Future        (1)(2)
---------------------------------------------------------------------------------------------------------------------------------
Customer contact centre
 consolidation		             - 		  24 		24            20 	    44 		   2 		  46
=================================================================================================================================

TELUS store closures		     - 		  33 		33 	       - 	    33 		   - 		  33
=================================================================================================================================
Staff reductions (net of
 targeted hiring)
  Phase 1		           800 		   - 	       800 	       - 	   800 		   - 	         800
  Phases 2 and 3		     - 	       5,200 	     5,200 	   1,500 	 6,700 		  50	       6,750
---------------------------------------------------------------------------------------------------------------------------------
		                   800 	       5,200 	     6,000 	   1,500 	 7,500 		  50 	       7,550
=================================================================================================================================

(1) Program includes phases 1, 2 and 3 of the Operational Efficiency Program.
(2) Amounts were updated during the fourth quarter of 2003.

5. Financing Costs

Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt								      $	  666.7       $	  711.3
Interest on short-term obligations and other 						            5.0 	    3.6
Foreign exchange(1)						                                   (0.4)           (1.5)
Gain on redemption of long-term debt(2)						                     - 		  (82.7)
---------------------------------------------------------------------------------------------------------------------------------
						                                                  671.3           630.7
Capitalized interest during construction 						             - 		   (0.7)
Interest income (including interest on tax refunds)						  (43.3)	  (25.9)
---------------------------------------------------------------------------------------------------------------------------------

					                                                      $	  628.0       $	  604.1
=================================================================================================================================

(1) For the year ended December 31, 2003, these amounts include gains (losses) of $0.5 (2002 - NIL) in respect of hedge ineffectiveness.
(2) This amount includes a gain of $4.3, which arose from the associated settlement of financial instruments which hedged U.S. dollar denominated long-term debt that was extinguished during the third quarter of 2002.

6. Income Taxes

Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current					                                                      $	 (221.7)      $	  (51.7)
Future						                                                  398.6 	    9.2
---------------------------------------------------------------------------------------------------------------------------------

					                                                      $	  176.9        $  (42.5)
=================================================================================================================================

The Company's income tax expense (recovery) differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)				2003					2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates			      $	 189.9 		  37.1%		      $	 (105.0)	   39.1%
Tax rate differential on settlement of prior
 year tax issues					 (47.0)					    2.4
Revaluation of future tax assets and liabilities
 for changes in statutory tax rates			  13.6 					   31.3
Non-tax effected elements of income (loss)
before income taxes and non-controlling interest	   1.9 					   10.0
Non-taxable portion of gains				    - 					  (16.4)
Other					                  (2.8)					   11.0
---------------------------------------------------------------------------------------------------------------------------------
					                 155.6 		  30.4%			  (66.7) 	   24.9%
Large corporations tax			                  21.3 					   24.2
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery) per Consolidated
 Statements of Income	                              $	 176.9 		  34.6%		      $	  (42.5)	   15.8%
=================================================================================================================================

As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its future income tax assets and future income tax liabilities. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the future tax assets (liabilities) are estimated as follows:

(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Capital assets
  Property, plant, equipment, other and intangible assets subject to amortization	      $	   95.3       $	  291.2
  Intangible assets with indefinite lives						       (1,007.0)	 (992.3)
Reserves not currently deductible						                  156.1 	  145.7
Losses available to be carried forward						                  622.2 	  765.8
Other						                                                   56.4 	  106.4
---------------------------------------------------------------------------------------------------------------------------------
 					                                                      $	  (77.0)      $	  316.8
=================================================================================================================================
 Presented on the Consolidated Balance Sheets as:
    Future tax assets
       Current					                                              $	  304.0       $	  138.8
       Non-current						                                  626.0 	1,170.3
---------------------------------------------------------------------------------------------------------------------------------
						                                                  930.0 	1,309.1
   Future tax liabilities						                       (1,007.0)	 (992.3)
---------------------------------------------------------------------------------------------------------------------------------
   Net future tax assets (liabilities)					                       $  (77.0)      $	  316.8
=================================================================================================================================

The Company expects to be able to fully utilize its non-capital losses over the next several years. The Company's assessment is that the risk of expiry of such non-capital losses is remote.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2003, the Company recorded Investment Tax Credits of $1.5 million (2002 - $67.2 million) of which $1.3 million (2002 - $50.5 million) was recorded as a reduction of "Operations expense" and the balance was recorded as a reduction of capital expenditures.

7. Per Share Amounts

Basic income (loss) per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) by the total weighted average Common Shares and Non-Voting Shares outstanding during the year. Diluted income (loss) per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.


Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)									      $	 3 31.5       $	 (229.0)
Deduct:
  Preference and preferred share dividends						            3.5             3.5
  Interest on convertible debentures, net of income taxes					    7.1 	    6.8
---------------------------------------------------------------------------------------------------------------------------------
Basic and diluted Common Share and Non-Voting Share income (loss)		              $	  320.9       $	 (239.3)
=================================================================================================================================
Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares and Non-Voting Shares outstanding			  349.3 	  317.9
Effect of dilutive securities
   Exercise of share options and warrants						            2.5 	     -
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding			  351.8 	  317.9
=================================================================================================================================

Certain outstanding share options, in the amount of 17.9 million for the year ended December 31, 2003, were not included in the computation of diluted income
(loss) per Common Share and Non-Voting Share because the options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the year. Similarly, convertible debentures, which were convertible into 3.8 million shares in the year ended December 31, 2003, were not included in the computation of diluted income (loss) per Common Share and Non-Voting Share because the conversion price was greater than the average market price of the Non-Voting Shares during the year.

8. Share-Based Compensation

(a) Share Options

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts in respect of its share option plans. For share options granted after 2001, disclosure of the impact on net income (loss) and net income (loss) per Common Share and Non-Voting Share as if the fair value based method of accounting for the share-based compensation had been applied is required. Such impact, using weighted average fair values of $6.63 (2002 - $5.10) for options granted in 2003 would approximate the following pro forma amounts:

Years ended December 31 (millions except per share amounts)					2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost					                                      $	   18.4       $	    6.9
Net income (loss)
  As reported					                                              $	  331.5       $	 (229.0)
  Pro forma					                                              $	  313.1       $	 (235.9)
Net income (loss) per Common Share and Non-Voting Share
  Basic
    As reported					                                              $	    0.92      $	   (0.75)
    Pro forma					                                              $	    0.87      $	   (0.77)
  Diluted
    As reported					                                              $	    0.91      $	   (0.75)
    Pro forma					                                              $	    0.86      $	   (0.77)
---------------------------------------------------------------------------------------------------------------------------------

As only share options granted after 2001 are included, these pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes model with weighted average assumptions for grants as follows:

Years ended December 31										2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate					                                            4.5%	    4.9%
Expected lives (years)					                                            4.5		    6.2
Expected volatility					                                           40.0%	   36.6%
Dividend yield					                                                    2.9%	    3.8%
---------------------------------------------------------------------------------------------------------------------------------

Forfeitures of options are accounted for in the period of forfeiture.

Had weighted average assumptions for grants of share options which are reflected in the pro forma disclosures above been varied by 10 per cent and 20 per cent changes, the pro forma compensation cost arising from share options for the year ended December 31, 2003, would have varied as follows:

                                                                                              Hypothetical change in
                                                                                                  assumptions(1)
($ in millions)											10%		20%
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate					                                      $	    0.4       $	    0.9
Expected lives (years)				                                              $	    0.4       $	    0.8
Expected volatility					                                      $	    1.5       $	    3.1
Dividend yield					                                              $	    0.7       $	    1.4
---------------------------------------------------------------------------------------------------------------------------------

(1) These sensitivities are hypothetical and should be used with caution.
    Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the pro forma compensation cost arising from share options. As the figures indicate, changes in fair value based on a 10 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the pro forma compensation cost arising from share options is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

(b) Other Share-Based Compensation

The Company uses restricted share units as a form of incentive compensation. Each restricted share unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share are recorded as additional restricted share units during the life of the restricted share unit. During the year ended December 31, 2003, 238,660 restricted share units (2002 - 77,970 restricted share units) were granted at a weighted average value of $16.50 each (2002 - $16.75 each). The restricted share units become payable as they vest over their, currently, three year lives. Reflected in the Consolidated Statements of Income as "Operations expense" for the year ended December 31, 2003, is compensation expense arising from restricted share units of $1.6 million (2002 - $4.0 million).

9. Accounts Receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement (the "2002 Securitization") with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term.

On September 30, 2002, this securitization agreement was amended in order to make available for purchase by the securitization trust an interest in a certain class of TELUS Communications Inc.'s trade receivables, which were previously of the type sold to a different arm's-length securitization trust under a prior securitization agreement dated November 20, 1997. During the third quarter of 2002, TELUS Communications Inc. delivered a notice of termination in respect of this prior securitization; collection and final remittances of the corresponding accounts receivable had been completed by September 27, 2002.


(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio	                                                                      $	1,036.9       $	1,139.0
Securitized receivables		                                                                 (369.5)	 (595.4)
Retained interest in receivables sold		                                                   56.4 	   96.8
---------------------------------------------------------------------------------------------------------------------------------
Receivables held	                                                                      $	  723.8       $	  640.4
=================================================================================================================================

For the year ended December 31, 2003, the Company recognized losses of $3.9 million (2002 - $3.7 million) on the sale of receivables arising from the 2002 Securitization.

Cash flows from the 2002 Securitization are as follows:

Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning of year		                      $	  475.0       $	     -
Proceeds from new securitizations						                   34.0 	  475.0
Securitization reduction payments						                 (209.0) 	     -
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, end of year					      $	  300.0       $	  475.0
=================================================================================================================================
Proceeds from collections reinvested in revolving period securitizations		      $	4,112.3       $	1,419.7
=================================================================================================================================
Proceeds from collections pertaining to retained interest				      $	  875.1       $	  281.5
=================================================================================================================================

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest (see
Note 1(k)) are as follows:

Years ended December 31										2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Expected credit losses as a percentage of accounts receivable sold				    1.5%	    2.4%
Weighted average life of the receivables sold (days)						     40 	     39
Effective annual discount rate						                            4.3%	    4.2%
Servicing						                                            1.0%	    1.0%
---------------------------------------------------------------------------------------------------------------------------------

Generally, the sold trade receivables do not experience prepayments.

At December 31, 2003, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 per cent and 20 per cent changes in those assumptions are as follows:

                                                                               Hypothetical change in assumptions(1)
$ in millions)			                                               2003		10%		20%
---------------------------------------------------------------------------------------------------------------------------------
Carrying amount/fair value of future cash flows			           $  56.4
Expected credit losses as a percentage of accounts
 receivable sold			                                       1.0%	      $	   0.4 		$   0.7
Weighted average life of the receivables sold (days)				40   	      $	    - 		$   0.1
Effective annual discount rate				                       4.1%	      $	    - 		$   0.1
---------------------------------------------------------------------------------------------------------------------------------

(1) These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

10. Capital Assets

(a) Capital Assets, Net
                                                        	        Accumulated
                                                                        Depreciation and
                                                        Cost            Amortization	          Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets	                      $16,530.1       $ 10,527.7 	      $	6,002.4       $	6,252.9
  Assets leased to customers		                  417.1            357.1 		   60.0 	   77.5
  Buildings		                                1,576.5 	   744.5 		  832.0 	  836.0
  Office equipment and furniture		          870.1 	   605.1 		  265.0 	  280.8
  Assets under capital lease		                   25.6 	    11.4 		   14.2 	   10.3
  Other		                                          346.4 	   232.6 		  113.8 	  144.0
  Land		                                           49.0 	      - 		   49.0 	   55.4
  Plant under construction		                  405.0 	      - 		  405.0 	  341.6
  Materials and supplies		                   22.9 	      - 		   22.9 	   27.4
---------------------------------------------------------------------------------------------------------------------------------
		                                       20,242.7 	12,478.4 		7,764.3 	8,025.9
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base		                          362.9 	    73.2 		  289.7 	  311.6
  Software		                                1,084.0 	   610.3 		  473.7 	  600.3
  Access to rights-of-way and other		          115.5 	    34.2 		   81.3 	   86.6
---------------------------------------------------------------------------------------------------------------------------------
		                                        1,562.4 	   717.7 		  844.7 	  998.5
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)		                        3,973.1 	 1,018.5 		2,954.6 	2,950.1
---------------------------------------------------------------------------------------------------------------------------------
	                                              $25,778.2        $14,214.6 	      $11,563.6       $11,974.5
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Included in capital expenditures for the year ended December 31, 2003, were additions of intangible assets subject to amortization of $213.0 million (2002
- $350.3 million) and intangible assets with indefinite lives of $1.5 million (2002 - $4.6 million).

(b) Intangible Assets Subject to Amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2003, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2004													      $	  291.8
2005														  188.8
2006														   75.1
2007														   30.3
2008														   15.8

(c) Intangible Assets with Indefinite Lives

As referred to in Note 1(f) and Note 1(b), the carrying value of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for the Company. There is a material degree of uncertainty with respect to this estimate given the necessity of making key economic assumptions about the future. The Company considers a range of reasonably possible amounts and decides upon an amount that represents management's best estimate. If the future was to adversely differ from management's best estimate of key economic assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model combined with a market-based approach as a part of determining the fair value of its spectrum licences and goodwill. The discounted cash flow methodology uses management's best estimate of the cash flows and a discount rate established by calculating a weighted average cost of capital for each reporting unit. The market comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuation of the reporting units is reasonable based on current market values of the Company.

Based upon sensitivity testing conducted as a part of the December 2003 annual test, and the results of operations for 2003, the Company estimates that its annual cash flows would be sufficient to recover its carrying value of its intangible assets with indefinite lives and goodwill. A component of the sensitivity testing was a break-even analysis; an assumption of no growth rate, with all other assumptions being held constant, resulted in the Company continuing to be able to recover its carrying value of intangible assets with indefinite lives and goodwill for the foreseeable future. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover its carrying value of intangible assets with indefinite lives and goodwill for the foreseeable future.

(d) Sale of Property

During the first quarter of 2003, the Company disposed of a non-strategic property under the terms of a sale-leaseback transaction. The pre-tax gain of $8.2 million, arising from net proceeds of $19.3 million, has been deferred and is being amortized over the term of the lease.

During the second quarter of 2003, the Company disposed of non-strategic properties and realized pre-tax gains totaling $7.3 million, arising from net proceeds of $11.7 million.

11. Deferred Charges

(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Recognized transitional pension assets and pension plan contributions
 in excess of charges to income (Note 19(a))						      $	  426.8       $	  367.9
Cost of issuing debt securities, less amortization						   39.2 	   53.4
Deferred hedging asset										     - 		  134.1
Deferred customer activation and installation costs (Note 1(c))					   80.8 	  100.3
Other												   63.9 	   73.4
---------------------------------------------------------------------------------------------------------------------------------
											      $	  610.7       $	  729.1
=================================================================================================================================

12. Goodwill

For the year ended December 31, 2003, goodwill additions, arising from acquisitions, and in 2003, contingent consideration paid in respect of a prior year's acquisition, were $1.2 million (2002 - $3.7 million). For the year ended December 31, 2003, goodwill reductions arising from the disposition of a minor business, and in 2002 from discontinued operations, were $7.8 million (2002 - $6.3 million).

During 2002, the Company updated its estimate of the net income tax benefits that were obtained in the course of acquiring Clearnet Communications Inc. on October 19, 2000. This resulted in an increase to the future income tax asset of $193.2 million in 2002, which has been recorded as a reduction of the unamortized balance of goodwill arising from the acquisition.

13. Short-Term Obligations

At December 31, 2003, the Company's available bilateral bank facilities totalled $74 million (2002 - $74 million), of which $3.3 million (2002 - NIL) was utilized in the form of an overdraft and $24 million (2002 - $5 million) was utilized as outstanding undrawn letters of credit.

14. Long-Term Debt

(a) Details of Long-Term Debt

($ in millions)
             Series		        Rate		         Maturity		  2003		           2002
---------------------------------------------------------------------------------------------------------------------------------
 TELUS Corporation Notes
             CA		                  7.5%(1)		 June 2006		  $1,572.1 		   $1,569.7
             U.S.		          7.5%(1)		 June 2007		   1,507.4 		    1,835.5
             U.S.		          8.0%(1)		 June 2011		   2,484.4 		    3,026.6
---------------------------------------------------------------------------------------------------------------------------------
						                                           5,563.9 		    6,431.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facilities     4.875%(2)	         May 2004		       7.0 		      655.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
             1		                12.00%(1)		 May 2010		      50.0 		       50.0
             2		                11.90%(1)		 November 2015		     125.0 		      125.0
             3		                10.65%(1)		 June 2021		     175.0 		      175.0
             5		                 9.65%(1)		 April 2022		     249.0 		      249.0
             A		                 9.50%(1)	  	 August 2004		     189.5 		      189.5
             B		                 8.80%(1)		 September 2025		     200.0 		      200.0
---------------------------------------------------------------------------------------------------------------------------------
						                                             988.5 		      988.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Note Debentures
             96-9		        6.375%(1)		 August 2004		      20.0 		       20.0
             99-1		         7.25%(1)		 June 2030		       0.1 		      151.0
---------------------------------------------------------------------------------------------------------------------------------
		                                                                              20.1 		      171.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes		                                       0.4 			0.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. First Mortgage Bonds
             T		                10.80%(1)		 March 2003			- 		       30.0
             U		                11.50%(1)		 July 2010		      30.0 		       30.0
---------------------------------------------------------------------------------------------------------------------------------
						                                              30.0 		       60.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. Medium Term Notes
             1		                 7.10%(1)		 February 2007		      70.0 		       70.0
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 5.3% to 18.0% and maturing on various
 dates up to 2008		                                                              10.3 		       10.1
---------------------------------------------------------------------------------------------------------------------------------
 Other 			                                                                       0.3 			0.5
---------------------------------------------------------------------------------------------------------------------------------
Total debt						                                   6,690.5 		    8,387.7
Less - current maturities					                             221.1 		      190.3
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt			                                            	         $ 6,469.4 		  $ 8,197.4
=================================================================================================================================

(1) Interest is payable semi-annually.
(2) Weighted average rate as at December 31, 2003 (2002 - 4.325%).

(b) TELUS Corporation Notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company and are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company's subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

   2006 (Canadian Dollar) Notes: In May 2001, the Company issued $1.6 billion Notes at a price of $992.30 per $1,000.00 of principal to the public. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of (a) the present value of the notes discounted at the Government of Canada yield plus 35 basis points, or (b) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

   2007 and 2011 (U.S. Dollar) Notes: In May 2001, the Company issued
U.S.$1.3 billion 2007 Notes at a price of U.S.$995.06 per U.S.$1,000.00 of principal to the public and U.S.$2.0 billion 2011 Notes at a price of U.S.$994.78 per U.S.$1,000.00 of principal to the public. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of (a) the present value of the notes discounted at the Adjusted Treasury Rate plus 25 basis points in the case of the 2007 Notes and 30 basis points in the case of the 2011 Notes, or (b) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

   2007 and 2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2007 and 2011 (U.S. Dollar) Notes, U.S.$3.1 billion (2002 - U.S.$3.1 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed interest rates of 8.109% (2002 - 8.109%) and 8.493% (2002 - 8.493%), respectively. The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness (see Note 3).

As disclosed in Note 1(g), the Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements, which at December 31, 2003, comprised a deferred hedging liability of $739.6 million (see Note 15) (2002 - deferred hedging asset of $134.1 million, see Note 11), in addition to fixing the Company's effective interest rate, effectively fix the economic exchange rate of the U.S. Dollar notes at $1.5374:U.S.$1.00 (2002 - $1.5374:U.S.$1.00). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

   Repurchases: During the third quarter of 2002, the Company repurchased 2006 (Canadian Dollar) Notes, 2007 and 2011 (U.S. Dollar) Notes, with face values of $22.0 million, U.S.$133.5 million and U.S.$75.0 million, respectively. The gain on repurchasing these Notes and the gain on the corresponding amount of the 2007 and 2011 Cross Currency Interest Rate Swap Agreements terminated have been included as a component of financing costs (gain on redemption on long-term debt) (Note 5). Proceeds from the public issuance of Non-Voting Shares (Note 16(k)) in the third quarter of 2002 were, effectively, used to repurchase these Notes as well as TELUS Communications Inc. Debentures and TELUS Communications Inc. Medium Term Notes.

(c) TELUS Corporation Credit Facilities

TELUS Corporation's unsecured syndicated bank credit facilities at December 31, 2003, consisted of: i) a $1.5 billion (or the U.S. Dollar equivalent) revolving credit facility with a three-year term expiring on May 30, 2004, used for general corporate purposes, and ii) a 364-day facility with $600 million (or the U.S. Dollar equivalent) in available credit on a revolving basis until May 26, 2004, at which time it may be extended, given majority lender approval, for an additional 364-day revolving period or, if an extension is not granted, on a non-revolving basis for 364 days for any amounts outstanding at May 26, 2004. The 364-day facility may be used for general corporate purposes including the backstop of commercial paper issued by the Company or TELUS Communications Inc.

The $1.5 billion and the 364-day facilities bear interest at prime rate, U.S. Dollar Base Rate, Bankers' Acceptance rate or LIBOR, plus applicable margins.

Outstanding undrawn letters of credit under the $1.5 billion facility at December 31, 2003, totalled $98.2 million (2002 - $47.0 million). The 364-day facility was undrawn at year-end and there were no outstanding undrawn letters of credit.

(d) TELUS Communications Inc. Debentures

The outstanding Series 1 through 5 debentures were issued by BC TEL, a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated May 31, 1990 and are non-redeemable.

The outstanding Series A Debentures and Series B Debentures were issued by AGT Limited, a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated August 24, 1994 and a supplemental trust indenture dated September 22, 1995 relating to Series B Debentures only. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days' notice at the Government of Canada Yield plus 15 basis points. During 1995 the Company terminated an interest rate swap contract relating to the Series A Debentures and realized a gain on early termination in the amount of $16.8 million which is being amortized and credited to interest expense over the remaining term of the Series A Debentures. The amortization of the gain resulted in an effective rate of interest on Series A Debentures in 2003 of 8.79% (2002 - 8.79%).

Pursuant to an amalgamation on January 1, 2001, all these Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test.

   Repurchases: During the second half of 2002, the Company repurchased TELUS Communications Inc. Debentures, due August 2004, with a face value of $10.5 million. The gain on repurchasing these Debentures has been included as a component of financing costs (gain on redemption on long-term debt) (Note 5). Proceeds from the public issuance of Non-Voting Shares (Note 16(k)) in the third quarter of 2002 were, effectively, used to repurchase some of these Debentures as well as TELUS Corporation Notes and TELUS Communications Inc. Medium Term Notes.

(e) TELUS Communications Inc. Medium Term Note Programs

At December 31, 2003, TELUS Communications Inc. had two series of extendible medium term notes outstanding. These unsecured notes were originally issued by BC TEL pursuant to a Trust Indenture dated May 31, 1990 and a supplement dated October 24, 1994. In June 2000, $200 million of 6.4% notes were issued that were to mature in June 2003 and were extendible to 2030 at the option of the holder. If extended, the coupon rate increases to 7.25%. In June 2003, $150.9 million of the notes matured and were repaid. At December 31, 2003, the remaining series of medium term notes, totaling $20.1 million, have maturities of $20 million in 2004 and $0.1 million in 2030. The $20 million note, which currently has a maturity date of August 2004, is extendible at the option of TELUS Communications Inc. on a periodic basis through 2007.

   Repurchases: During the third quarter of 2002, the Company repurchased TELUS Communications Inc. 6.4% Medium Term Notes with a face value of $49.0 million. The gain on repurchasing these Notes has been included as a component of financing costs (gain on redemption on long-term debt) (Note 5). Proceeds from the public issuance of Non-Voting Shares (Note 16(k)) in the third quarter of 2002 were, effectively, used to repurchase these Notes as well as TELUS Corporation Notes and TELUS Communications Inc. Debentures.

(f) TELUS Communications Inc. Senior Discount Notes

In June 2001, the indentures governing the notes were amended by supplemental indentures pursuant to an Offer to Repay and Consent Solicitation. The effect of the supplemental indentures was to remove the limitations on business activities previously imposed by restrictive covenants. The Offer to Repay resulted in the redemption of approximately 99.9% of the four series of Senior Discount Notes.

During the third quarter of 2002, the 11.75% Senior Discount Notes, due 2007, were called for redemption and were redeemed. Pursuant to a corporate reorganization effected September 30, 2002, the outstanding Clearnet Inc. Senior Discount Notes, which mature in 2008 and 2009, became obligations of TELUS Communications Inc.

(g) TELUS Communications (Quebec) Inc. First Mortgage Bonds

The first mortgage bonds of all series are secured equally and rateably by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications (Quebec) Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights as well as by an hypothec on all of the movable and the immovable property, present and future of TELUS Communications (Quebec) Inc. The first mortgage bonds are not redeemable prior to maturity.

(h) TELUS Communications (Quebec) Inc. Medium Term Note Program

The medium term notes were issued under a trust indenture dated September 1, 1994 as supplemented from time to time, and are unsecured and not redeemable prior to maturity. New issues of medium term notes are subject to restrictions as to debt ratio and interest coverage.

(i) Long-Term Debt Maturities Anticipated requirements to meet long-term debt repayments during each of the five years ending December 31 are as follows:

(millions)	                                                         Credit facilities    Other(1)        Total(1)
---------------------------------------------------------------------------------------------------------------------------------
2004	                                                                 $   7.0              $   214.1       $   221.1
2005	                                                                      -                     1.5             1.5
2006	                                                                      -                 1,579.5         1,579.5
2007 	                                                                      -                 1,869.7         1,869.7
2008	                                                                      -                     1.8             1.8

(1)	 Where applicable, repayments reflect hedged foreign exchange rates

15. Other Long-Term Liabilities

(millions)										      2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Deferred gain on sale-leaseback of buildings	                                              $   109.1       $   111.1
Pension and other post-retirement liabilities (Note 19(a))	                            	  161.3 	  149.7
Deferred hedging liability		                                                          739.6 	     -
Deferred customer activation and installation fees (Note 1(c))		                           80.8 	  100.3
Other		                                                                                   82.9 	   44.2
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $	1,173.7       $   405.3
=================================================================================================================================

16. Shareholders' Equity

(a) Details of Shareholders' Equity

($ in millions except per share amounts)						      2003	       2002
---------------------------------------------------------------------------------------------------------------------------------
Convertible debentures (b)								      $	  149.6       $	  148.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference Shares and Preferred Shares (c)
	Authorized	                        Amount
	  Non-voting first preferred shares 	Unlimited
	                                                               Redemption
	Issued	                                                       Premium
	Cumulative
	$6.00	Preference			 8,090		       10.0%		            0.8 	    0.8
	$4.375	Preferred			53,000			4.0%		            5.3 	    5.3
	$4.50	Preferred			47,500			4.0%		            4.8 	    4.8
	$4.75	Preferred			71,250			5.0%		            7.1 	    7.1
	$4.75	Preferred (Series 1956)		71,250			4.0%		            7.1 	    7.1
	$5.15	Preferred		       114,700			5.0%		           11.5 	   11.5
	$5.75	Preferred			96,400			4.0%		            9.6 	    9.6
	$6.00	Preferred			42,750			5.0%		            4.3 	    4.3
	$1.21 	Preferred 		       768,400			4.0%		           19.2 	   19.2
---------------------------------------------------------------------------------------------------------------------------------
	                                                                        	           69.7 	   69.7
---------------------------------------------------------------------------------------------------------------------------------
Preferred equity
     Authorized	                             Amount
       First Preferred Shares	           1,000,000,000
       Second Preferred Shares	           1,000,000,000
Common equity
    Shares
       Authorized			     Amount
       Common Shares	                   1,000,000,000
       Non-Voting Shares	           1,000,000,000
    Issued
       Common Shares (d)		                                                        2,349.1 	2,275.1
       Non-Voting Shares (d)		                                                        3,296.6 	3,243.2
    Options and warrants (e)		                                                           51.5 	   56.8
    Accrual for shares issuable under channel stock incentive plan (f)		                    0.6 	    0.3
    Cumulative foreign currency translation adjustment		                                   (2.7)	    1.2
    Retained earnings		                                                                  741.7 	  630.4
    Contributed surplus		                                                                    5.9 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                6,442.7 	6,214.4
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity	                                                              $	6,662.0       $	6,432.6
---------------------------------------------------------------------------------------------------------------------------------

(b) Convertible Debentures

The 6.75% convertible debentures are unsecured, subordinated obligations of the Company which mature on June 15, 2010, and are convertible at the holders' option into Non-Voting Shares of the Company at a rate reflecting a share price of $39.73. The convertible debentures were not redeemable prior to June 15, 2003. Redemption in the period from June 15, 2003 through June 15, 2005, is allowed provided that the average trading price of Non-Voting Shares for a defined period exceeds 125% of the conversion price.

The holders' conversion option is valued using the residual value approach. As the Company has the unrestricted ability to settle the interest, principal and redemption payments through the issuance of Non-Voting Shares, the convertible debentures have been classified as equity. Accordingly, the principal amount is included in Shareholders' Equity on the Consolidated Balance Sheets. Interest payments, net of income taxes, are classified as dividends and charged directly to retained earnings.

(c) TELUS Communications Inc. Preference and Preferred Shares

TELUS Communications Inc. has the right to redeem the Preference and Preferred shares upon giving three months' previous notice. On February 12, 2004, TELUS Communications Inc. announced its intention to redeem all nine classes of its outstanding preference and preferred shares during the third quarter of 2004 for total consideration of approximately $72.8 million.

(d) Changes in Common Shares and Non-Voting Shares

Years ended December 31						2003					2002
---------------------------------------------------------------------------------------------------------------------------------
	                                               Number of        Amount                  Number          Amount
                                                       shares	       (millions)		of shares	(millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of year		                   187,271,994 	       $ 2,275.1 	        181,386,310 	$ 2,186.4
  Exercise of share options (g)		                36,682 		     0.7 		     77,937 	      1.7
  Exercise of pre-emptive rights (h)		          - 		      - 		    596,993 	     13.3
  Employees' purchase of shares (i)	             3,175,129 		    67.1 		  4,806,260 	     68.1
  Dividends reinvested in shares		       316,210 		     6.2 		    404,494 	      5.6
---------------------------------------------------------------------------------------------------------------------------------
  End of year		                           190,800,015 	       $ 2,349.1 		187,271,994 	$ 2,275.1
=================================================================================================================================
Non-Voting Shares
  Beginning of year		                   158,407,931 	       $ 3,243.2 		120,840,391 	$ 2,861.4
  Exercise of warrants (e)		                  - 		      - 		     28,667 	      1.1
  Channel stock incentive plan (f)	               46,150 		     1.0 		     26,950 	      0.3
  Exercise of share options (g)		              346,357 		    11.6 		     30,511 	      0.7
  Acquisitions and other (j)		                 (16)		      - 		    (25,288)	     (0.9)
  Public issuance of shares (k)		                   - 		      - 		 34,250,000 	    327.8
  Dividend Reinvestment and Share Purchase Plan (l)
  Dividends reinvested in shares		     2,189,432 		    39.8 		  3,112,647 	     51.1
  Optional cash payments		                52,515 		     1.0 		    144,053 	      1.7
---------------------------------------------------------------------------------------------------------------------------------
End of year		                           161,042,369 	       $ 3,296.6 		158,407,931 	$ 3,243.2
=================================================================================================================================

(e) Options and Warrants

Upon its acquisition of Clearnet in 2000, the Company was required to record the intrinsic value of Clearnet options and warrants outstanding at that time. As these options and warrants are exercised (see (d)), the corresponding intrinsic values are reclassified to share capital. As these options and warrants are forfeited or expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options and warrants are credited to share capital.

Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a Non-Voting Share at a price of U.S.$10.00 per share until September 15, 2005. As at December 31, 2003, 0.8 million (2002 - 0.8 million) warrants remained outstanding.

(f) Channel Stock Incentive Plan

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 0.2 million (2002 - 0.3 million) shares for issuance under the Plan. As at December 31, 2003, shares earned, but not yet issued, are accrued as a component of Common Equity.

(g) Share Option Plans

The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the time of grant. At December 31, 2003, 29.5 million (2002 - 25.8 million) shares are reserved for issuance under the share option plans.

The following table presents a summary of the activity related to the Company's share options plans for the years ended December 31.

Years ended December 31						2003					2002
---------------------------------------------------------------------------------------------------------------------------------
	                                                                Weighted                                Weighted
                                                        Number of 	average option          Number of       average option
                                                        shares	        price		        shares		price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year		              24,689,860 	$ 25.60 		19,668,368 	$  29.11
Granted		                                       3,485,225 	  21.32 		7,000,720 	   17.19
Exercised		                                (383,039)	  14.53 		(108,448)	   20.56
Forfeited		                              (1,801,305)	  30.50 		(1,827,553)	   31.17
Expired (and cancelled)		                        (216,909)	  25.03 		(43,227)	   34.82
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year		              25,773,832 	  24.85 		24,689,860 	   25.60
=================================================================================================================================

The following is an option price stratification of the Company's share options outstanding as at December 31, 2003.

	                                            Options outstanding		                   Options exercisable
                                              ----------------------------------------------------------------------------

			                              Weighted
                            		              average           Weighted                                Weighted
                              Number of               remaining         average option          Number of       average option
Range of option prices        shares                  contractual life	 price                  shares          price
---------------------------------------------------------------------------------------------------------------------------------
  $  4.43 -  5.95	           116,457 		4.9 years	$  5.91 		 116,457 	 $  5.91
     6.81 - 10.01		   415,615 		2.9 years	   7.91 		 350,877 	    7.82
    10.51 - 15.30		 1,911,286 		5.9 years	  13.90 		 820,628 	   12.90
    15.98 - 23.75		 5,944,076 		7.0 years	  16.72 	       1,249,854 	   17.27
    24.00 - 35.90		15,483,979 		7.1 years	  28.10 	      10,734,281 	   29.05
    36.78 - 46.75		 1,902,419 		5.8 years	  39.65 	       1,498,015 	   39.94
---------------------------------------------------------------------------------------------------------------------------------
		                25,773,832 						      14,770,112
=================================================================================================================================

(h) Pre-Emptive Rights

Verizon Communications Inc., a significant shareholder, has the right to acquire, from Treasury, its pro rata share of any issue, at the time of issue, by the Company of Common Shares and Non-Voting Shares, other than by way of grant of share options.

(i) Employee Share Purchase Plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 6% of their pay. The Company contributes two dollars for every five dollars contributed by an employee. The Company records its contributions as a component of operating expenses. During 2003, the Company contributed $20.6 million (2002 - $23.9 million) to this plan. Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001, when the issuance of shares from Treasury commenced, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

(j) Acquisitions and Other

During 2001, the Company issued Non-Voting Shares as partial consideration for acquisitions made during the year. Some of these Non-Voting Shares, which were held in an escrow account, represented contingent consideration that met the requirements for recording as capital at the time of the acquisition. The excess of the amount of contingent consideration over the amount actually earned has been recorded as a reduction of Non-Voting Share capital.

(k) Public Issuance of Non-Voting Shares

In the third quarter of 2002, the Company sold 34,250,000 Non-Voting Shares by way of a public offering in Canada and the United States at a price of $9.85 per share. Proceeds of $337.4 million were reduced by costs of issue of $14.5 million, less related future income taxes of $4.9 million.

(l) Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices.

17.  Commitments and Contingent Liabilities

(a) CRTC Decisions 2002-34 and 2002-43 Deferral Accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account (see
Note 1(c)). The Company records a liability ($76 million as of December 31, 2003 (2002 - $23 million)) to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

(b) Labour Negotiations

In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the five legacy agreements from BC TELECOM and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. While the conciliation process is underway, the Canada Labour Code prohibits a strike or lock out.

In January 2003, the Company and the Telecommunications Workers Union signed a Maintenance of Activities agreement, as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance, hospitals and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage.

Also in January 2003, the Company and the Telecommunications Workers Union agreed to an extension of the conciliation process to include a global review of all outstanding issues and a subsequent 60-day conciliation period. In July 2003, the conciliators concluded their global review and released their action plan, which was agreed to and accepted by the Company and the Telecommunications Workers Union. The conciliators' action plan set out that a 60-day conciliation period would commence November 14, 2003, while, in the interim, pensions and employee benefits discussions would continue. The outstanding issues were not resolved at the end of the 60-day period.

On January 15, 2004, the Federal Minister of Labour appointed the two conciliators as mediators to continue to work with the Company and the Telecommunications Workers Union towards a possible resolution.

On January 28, 2004, the Canadian Industrial Relations Board ruled, in response to an unfair labour practice complaint filed by the Telecommunications Workers Union, that the Company must make an offer of binding arbitration to the Telecommunications Workers Union to settle the collective agreement between the parties. The Company made the offer of binding arbitration on January 29, 2004, and on January 30, 2004, the Telecommunications Workers Union accepted the offer. Under the provisions of binding arbitration, no legal labour disruption can occur.

(c) Contractual Obligations

The Company's known contractual obligations at December 31, 2003, are as follows:

	Long-term debt maturities(1)
                (see Note 14)
       ------------------------------
                   All except                           Other long-term     Operating
                   capital                              liabilities(2)      leases                 Purchase
(millions)	   leases	      Capital leases	(see Note 15)      (see Note 17(d))        obligations(3)       Total
---------------------------------------------------------------------------------------------------------------------------------
2004	           $  217.1 	      $	 4.0 	        $ 22.6 	           $ 163.2 	           $ 650.5 	       $1,057.4
2005		         - 		 1.5 		  17.8 		     141.9 	             341.8 	          503.0
2006	            1,578.0 		 1.5 		  14.0 		     126.1 	              95.0 	        1,814.6
2007	            1,868.2 		 1.5 		  14.0 		     118.4 	              35.8 	        2,037.9
2008	 	         - 		 1.8 		  14.2 		     109.8 	              31.1 	          156.9
Thereafter          3,785.4 		  - 		 109.8 		     399.3 	               7.4 	        4,301.9
---------------------------------------------------------------------------------------------------------------------------------
Total	           $7,448.7 	      $ 10.3 	       $ 192.4 	          $1,058.7 	          $1,161.6 	       $9,871.7
=================================================================================================================================

(1) Where applicable, long-term debt maturities reflect hedged foreign exchange rates. As disclosed in Note 2(g), long-term debt will include the Company's convertible debentures (Note 16(b)) commencing January 1, 2004. As the Company has the unrestricted ability to settle the interest, principal and redemption payments through the issuance of Non-Voting Shares, the convertible debentures have not been included in this schedule.
(2) Items that do not result in a future outlay of economic resources, such as deferred gains on sale-leasebacks of buildings and deferred customer activation and installation fees, have been excluded. As long-term debt maturities reflect hedged foreign exchange rates, the deferred hedging liability is included therein. Funding of pension and other benefit plans has been included for 2004 for all plans that have a net accrued benefit liability position as at the current year end; only funding of unfunded plans has been included in years subsequent to 2004, up to the liability recognized at the current year end.
(3) Where applicable, purchase obligations reflect foreign exchange rates as at the current year end. Purchase obligations include both future operating and capital expenditures that have been contracted for as at the current year end and include most likely estimates of prices and volumes where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations arising from personnel supply contracts and other such labour agreements have been excluded.

The Company's estimate of 2004 expenditures for capital assets is $1,225 million. Substantial purchase commitments have been made in connection with these capital assets as at December 31, 2003.

(d) Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. As a result of the consolidation of leased premises arising from the Operational Efficiency Program (see Note 4), some of the leased building premises were sub-let. At December 31, 2003, the future minimum lease payments under capital leases and operating leases, and future receipts from real estate operating sub-leases, are as follows:


			                 Operating lease payments
                          ------------------------------------------------------------------------------


												           Operating
			              Land and buildings						   lease
           Capital	  -----------------------------------------	   Vehicles 			   receipts from
	   lease			   Occupancy			   and other			   sub-let land
(millions) payments	   Rent		   costs	  Gross		   equipment	   Total           and buildings
2004	   $  4.3 	   $  96.9 	   $  47.9 	   $ 144.8 	   $  18.4 	   $ 163.2 	   $  1.9
2005	      1.7 	      83.8 	      43.9 	     127.7 	      14.2 	     141.9 	      0.8
2006	      1.7 	      75.1 	      43.5 	     118.6 	       7.5 	     126.1 	      0.5
2007	      1.7 	      70.9 	      44.3 	     115.2 	       3.2 	     118.4 	       -
2008	      1.9 	      65.4 	      44.0 	     109.4 	       0.4 	     109.8 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total future
 minimum lease
 payments    11.3
Less imputed
interest      1.0
---------------------------------------------------------------------------------------------------------------------------------
 Capital lease
liability  $ 10.3
---------------------------------------------------------------------------------------------------------------------------------

(e) Guarantees

Effective for reporting periods ending after December 31, 2002, Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

The Company has guaranteed a third party's financial obligation as a part of a facility naming rights agreement. The guarantee runs through to December 31, 2014, on a declining-balance basis and is of limited recourse.

In 2003, the Company guaranteed a customer's financial obligation to a third party in respect of telecommunication equipment that the Company is supplying to the customer. The Company could be required to make a payment to the third party in the event that the customer does not accept the telecommunications equipment as a result of a major failure of the equipment that prevents the equipment from meeting specified service levels. The guarantee runs through to July 1, 2004, and the Company has recourse to the underlying assets.

As at December 31, 2003, the Company has no liability recorded in respect of the aforementioned performance guarantees.

Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at December 31, 2003, the Company has a liability of $1.5 million recorded in respect of these lease guarantees.

The following table quantifies the maximum undiscounted guarantee amounts as at December 31, 2003, without regard for the likelihood of having to make such payment.

                                                                Performance             Financial
(millions)			                                guarantees(1)	        guarantees(1)		Total
---------------------------------------------------------------------------------------------------------------------------------
2004			                                        $   7.2 		$   5.1 		$   12.3
2005				                                    2.0 		    4.0 		     6.0
2006			     	                                    1.8 		    2.9 		     4.7
2007				                                    1.6 		    1.4 		     3.0
2008				                                    1.4 		    0.5 		     1.9
---------------------------------------------------------------------------------------------------------------------------------

(1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the purchaser's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the purchaser being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the purchaser in respect of any losses that the purchaser incurred.

The Company has no liability recorded, as at December 31, 2003, in respect of indemnification obligations.

(f) Verizon Communications Inc. Agreement

Effective 2001, the Company has entered into an agreement with Verizon Communications Inc., a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2004. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$102 million for the period 2004 to 2008 and the current contractual obligation for 2004, none of which is capital in nature, is U.S.$20 million (see Note 21).

(g) Claims and Lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position.

18. Additional Financial Information

(a) Income Statement
Years ended December 31 (millions)								2003		2002
=================================================================================================================================
Advertising expense		                                                              $   153.2       $   153.3
=================================================================================================================================
(b) Balance Sheet

(millions)										        2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable
  Customer accounts receivable						                      $	  624.1       $	  524.7
  Accrued receivables								                  158.4 	  179.2
  Allowance for doubtful accounts							          (67.6)	  (71.8)
  Other									  	                    8.9 	    8.3
---------------------------------------------------------------------------------------------------------------------------------
										              $	  723.8       $   640.4
=================================================================================================================================

Prepaid expense and other
  Prepaid expenses							                      $	   86.6       $   106.1
  Deferred customer activation and installation costs				                   77.2 	   57.3
  Other										                    8.6 	    0.1
---------------------------------------------------------------------------------------------------------------------------------
 										              $	  172.4        $  163.5
=================================================================================================================================

Accounts payable and accrued liabilities
  Trade accounts payable							              $	  377.2        $  334.8
  Accrued liabilities								                  384.1 	  388.1
  Payroll and other employee-related liabilities					          430.4 	  359.7
  Interest payable								                   72.4 	   77.7
  Other										                   30.0 	   38.5
---------------------------------------------------------------------------------------------------------------------------------
 										              $ 1,294.1       $	1,198.8
=================================================================================================================================

Advance billings and customer deposits
  Advance billings							                      $	  340.9       $	  247.0
  Deferred customer activation and installation fees				                   77.2 	   57.3
  Customer deposits							 	                   26.9 	   26.0
---------------------------------------------------------------------------------------------------------------------------------
 										              $	  445.0       $	  330.3
=================================================================================================================================
(c) Supplementary Cash Flow Information

Years ended December 31 (millions)						 	        2003		2002
=================================================================================================================================
Net change in non-cash working capital
  Accounts receivable								              $	  (83.4)      $	  327.6
  Income and other taxes receivable						                  (53.4)	 (126.8)
  Inventories									                  (27.0)	   21.8
  Prepaid expenses and other							                   (0.8)	   11.1
  Accounts payable and accrued liabilities					                   73.2 	   26.0
  Advance billings and customer deposits						          114.7 	   19.5
---------------------------------------------------------------------------------------------------------------------------------
 										              $	   23.3       $	  279.2
=================================================================================================================================
 Disbursements made in conjunction with Operational Efficiency Program
  Workforce reduction
    Voluntary (Early Retirement Incentive Plan, Voluntary DepartureIncentive Plan and other)  $	  184.1       $	  131.0
		Involuntary and other							           81.7 	  109.7
    Lease termination								                    7.9 	    7.0
    Other										           14.0 	   26.1
---------------------------------------------------------------------------------------------------------------------------------
 										              $	  287.7       $	  273.8
=================================================================================================================================

19. Employee Future Benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include TELUS Quebec Inc. healthcare costs. The benefit plan(s) in which an employee is a participant in reflects the general development of the Company.

Pension Plan for Management and Professional Employees of TELUS Corporation:
This defined benefit pension plan, which comprises approximately one-quarter of the Company's total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees can periodically choose increased and enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to a maximum of 2%. Pensionable remuneration is determined by the average of the best five consecutive years.

TELUS Corporation Pension Plan: Management and professional employees in Alberta who joined the Company prior to January 1, 2001, and certain unionized employees are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of the Company's total accrued benefit obligation. Indexation is up to 70% of a specified cost-of-living index and pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

TELUS Communications Quebec Pension Plan: This contributory defined benefit, multiple employer pension plan, which comprises approximately one-tenth of the Company's total accrued benefit obligation, has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan: This contributory defined benefit pension plan ceased accepting new participants January 1, 1998. Indexation is 60% of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months in the last ten years preceding retirement.

Other defined benefit pension plans: In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained.

The Company has three contributory, non-indexed pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company's total accrued benefit obligation; these plans ceased accepting new participants September 1989.

Other defined benefit plans: Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and two life insurance plans. The healthcare plan for retired employees and one of the life insurance plans ceased accepting new participants effective January 1, 1997; the second life insurance plan ceased accepting new participants July 1, 1994.

Telecommunication Workers Pension Plan: Certain employees in British Columbia are covered by a union pension plan. Contributions are determined in accordance with provisions of negotiated labour contracts and are generally based on employee gross earnings.

Defined contribution pension plans: The Company's defined contribution pension plan requires a base level of Company contributions. Additionally, employees can annually choose to contribute to the plan, at a rate of between 3% and 6% of their pay, and the Company will match the contributions of the employees to a maximum of 50%. Similarly, for certain employees, the Company offers registered retirement savings plan-based programs; in one program the Company contributes 3% of employee pay and in the other the Company matches employee contributions, dollar for dollar, to a maximum of $2,500 per employee.

(a) Defined benefit plans

Information concerning the Company's defined benefit plans, in aggregate, is as follows:
							Pension Benefit Plans			Other Benefit Plans
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation:
  Balance at beginning of year	                      $	4,585.7       $	4,400.5 	      $	   67.3       $	   61.3
  Current service cost		                          100.6 	  114.2 		    5.0 	    4.5
  Interest cost		                                  307.0 	  296.2 		    3.8 	    7.5
  Benefits paid (b)		                         (234.6)	 (195.7)		   (4.9)	   (4.8)
  Early retirement benefits (c)		                    - 		    9.4 		     - 		     -
  Impact of voluntary departure incentive program           - 		  (35.0)		     - 		     -
  Actuarial loss (gain)		                          280.0 	   (5.9)		   (3.5)	   (1.2)
  Plan amendments		                             - 		    2.0 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
	Balance at end of year (d)		        5,038.7 	4,585.7 		   67.7            67.3
---------------------------------------------------------------------------------------------------------------------------------
Plan assets (e):
  Fair value at beginning of year		        4,506.8 	4,739.0 		   52.8 	   45.7
  Annual return on plan assets		                  599.6 	 (144.3)		    0.9 	    3.4
  Employer contributions (f)		                   95.3 	   68.2 		    0.8 	    8.5
  Employees' contributions		                   35.3 	   39.6 		     - 		     -
  Benefits paid (b)		                         (234.6)	 (195.7)		   (4.9)	   (4.8)
---------------------------------------------------------------------------------------------------------------------------------
	Fair value at end of year		        5,002.4 	4,506.8 		   49.6 	   52.8
---------------------------------------------------------------------------------------------------------------------------------
Funded status - plan surplus (deficit)		          (36.3)	  (78.9)		  (18.1)	  (14.5)
Unamortized net actuarial loss (gain)		          793.3 	  806.7 		  (16.3)	  (20.0)
Unamortized past service costs		                    7.3 	    7.9 		     - 		     -
Unamortized transitional obligation (asset)		 (367.6)	 (412.4)		    4.8 	    5.6
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability)		          396.7 	  323.3 		  (29.6)	  (28.9)
Valuation allowance		                         (101.6)	  (76.2)		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability), net of valuation
 allowance	                                      $	  295.1         $ 247.1 	      $	  (29.6)      $   (28.9)
=================================================================================================================================

The accrued benefit asset (liability), net of valuation allowance, is reflected in the Consolidated Balance Sheets as follows:
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans					                                      $	  295.1       $   247.1
Other benefit plans						                                  (29.6)	  (28.9)
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $	  265.5       $   218.2
=================================================================================================================================
Presented on the Consolidated Balance Sheets as:
  Deferred charges (Note 11)					                              $	  426.8       $	  367.9
  Other long-term liabilities (Note 15)						                 (161.3)	 (149.7)
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $	  265.5       $	  218.2
=================================================================================================================================

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

The Company's net defined benefit plan costs were as follows:
Years ended December 31 (millions)	                  2003		                                 2002
---------------------------------------------------------------------------------------------------------------------------------
					Incurred in 	Matching 	Recognized	Incurred in    Matching        Recognized
                                        year            adjustments(1)	in year         year           adjustments(1)  in year
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
 Current service cost	               $  65.3 	       $    - 	        $  65.3  	$  73.9        $    - 	       $  73.9
 Interest cost		                 307.0 		    - 		  307.0 	  296.2 	    - 		 296.2
 Return on plan assets		        (599.6)		 265.0 		 (334.6)	  144.3 	(506.9)		(362.6)
 Past service costs		            - 		   0.6 		    0.6 	    2.0 	  (2.0)		    -
 Actuarial loss (gain)		         280.0 		(250.7)		   29.3 	   (5.9)	   5.8 		  (0.1)
 Valuation allowance provided
  against accrued benefit asset		    - 		  25.4 		   25.4 	     - 		  25.4 		  25.4
 Amortization of transitional
  obligation (asset)		            - 		 (44.8)		  (44.8)	     - 		 (44.8)	 	 (44.8)
---------------------------------------------------------------------------------------------------------------------------------
		                          52.7 		  (4.5)		   48.2 	  510.5 	(522.5)		 (12.0)
Early retirement benefits		    - 		    - 		     - 		    5.4 	    - 		   5.4
---------------------------------------------------------------------------------------------------------------------------------
	                               $  52.7 	       $  (4.5)		$  48.2 	$ 515.9        $(522.5)	       $  (6.6)
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

Years ended December 31 (millions)			2003						2002
---------------------------------------------------------------------------------------------------------------------------------
					Incurred in 	Matching 	Recognized	Incurred in    Matching        Recognized
                                        year            adjustments(1)	in year         year           adjustments(1)  in year

---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans
 Current service cost	               $   5.0 	       $    - 		$   5.0 	$   4.5        $    - 	       $   4.5
 Interest cost		                   3.8 		    - 		    3.8 	    7.5 	    - 		   7.5
 Return on plan assets		          (0.9)		  (1.8)		   (2.7)	   (3.4)	   0.1 		  (3.3)
 Actuarial loss (gain)		          (3.5)		   2.3 		   (1.2)	   (1.2)	  (0.6)		  (1.8)
 Amortization of transitional
  obligation (asset)		            - 		   0.8 		    0.8 	     - 		   0.8 		   0.8
---------------------------------------------------------------------------------------------------------------------------------
	                               $   4.4 	       $   1.3 		$   5.7 	$   7.4        $   0.3 		$  7.7
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b) Benefit payments

Estimated future benefit payments from the Company's defined benefit plans are as follows:

				                        					Pension 	Other Benefit
Years ending December 31 (millions)	                                                        Benefit Plans   Plans
---------------------------------------------------------------------------------------------------------------------------------
2004											      $	  237.0       $	    5.1
2005												  242.8 	    5.3
2006												  253.4 	    5.5
2007												  265.0 	    5.7
2008												  276.9 	    5.9
2009 - 2013											1,601.6 	   32.5

(c) Early retirement benefits

A component of the Company's Operational Efficiency Program (see Note 4) was early retirement incentives. The early retirement incentives allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have. The benefits expense related to the early retirement incentives has been included in the Consolidated Statements of Income as "Restructuring and workforce reduction costs".

(d) Benefit obligations

Included in the defined benefit accrued benefit obligations at year-end are the following amounts in respect of defined benefit plans that are not funded:

                                                        Pension Benefit Plans		        Other Benefit Plans
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation	                      $   146.6       $	  148.8 	      $	   27.7       $	   25.2
=================================================================================================================================

At December 31, 2003 and 2002, undrawn Letters of Credit secured certain of the unfunded defined benefit pension plans (see Note 14(c)).

The accumulated benefit obligation (which differs from the accrued benefit obligation in that it does not include assumptions about future compensation levels) for all defined benefit pension plans at December 31, 2003, was $4,744.0 million (2002 - $4,277.0 million). The accumulated benefit obligation for defined benefit pension plans that are not funded at December 31, 2003, was $128.0 million (2002 - $107.1 million).

(e) Plan investment strategies and policies

The Company's primary goal for the defined benefit plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans' assets within a level of risk acceptable to the Company.

Risk management: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans' designs, the nature and maturity of defined benefit obligations and characteristics of the plans' memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types: Allowable and prohibited investments types, along with associated guidelines and limits, are set out in each fund's Pension Benefits Standards Act required Statement of Investment Policies and Procedures ("SIP&P") which is reviewed and approved annually by management and the Company's Pension Committee or designated governing fiduciary, respectively. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations' permitted investments and lending limits. As well as conventional investments, each fund's SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company or Verizon Communications Inc., a significant shareholder; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company's predecessors. Externally managed funds are permitted to invest in securities of the Company and Verizon Communications Inc., a significant shareholder, provided that the investments are consistent with the funds' mandate and are in compliance with the relevant SIP&P.

Diversification: The Company's strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (15-25% of total plans' assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans' assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plans' assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plans' assets, potential long-term inflation hedging and comparatively stable investment income.

Relationship between plan assets and benefit obligations: With the objective of lowering its long-term costs of defined benefit plans, the Company purposely mismatches plan assets and benefit obligations. This mismatching is implemented by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations. Compensation for liquidity issues that may have otherwise arisen from mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investment holdings) and cash flows from dividends, interest and rents from diversified investment holdings.

Asset allocations: Information concerning the Company's defined benefit plans' target asset allocation and actual asset allocation is as follows:


                                                  Pension Benefit Plans		                         Other Benefit Plans
---------------------------------------------------------------------------------------------------------------------------------
	                                Target        Percentage of plan assets         Target        Percentage of plan assets
                                       allocation	   at end of year		allocation	   at end of year
                                        2004		2003		2002		2004		2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Equity securities		        55-65%		63%		 57%		    - 		 - 		  -
Debt securities		                35-40%		31%		 35%		   0-5%		 - 		  1%
Real estate		                  0-5%		 3%		  4%		    - 		 - 		  -
Other		                          0-5%		 3%		  4%		95-100%		100% 		 99%
---------------------------------------------------------------------------------------------------------------------------------
 				                       100% 		100% 		                100% 		100%
=================================================================================================================================

At December 31, 2003 and 2002, shares of TELUS Corporation, combined with shares of Verizon Communications Inc., a significant shareholder, accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

(f) Employer contributions

The best estimates of fiscal 2004 employer contributions to the Company's defined benefit plans are $104.8 million and $1.0 million for defined pension benefit plans and other defined benefit plans, respectively. These estimates are based upon the mid-year 2003 annual funding reports that were prepared by actuaries using previous actuarial valuations. The funding reports are based on the pension plans' fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2004.

(g) Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions to be used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits. The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring the Company's accrued benefit obligations are as follows:


								Pension Benefit Plans		        Other Benefit Plans
								2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Discount rate used to determine:
  Net benefit costs for the year ended December 31		6.75%		6.75%			5.64%		6.75%
  Accrued benefit obligation as at December 31		        6.25%		6.75%			5.51%		5.65%
Expected long-term rate of return on plan assets
  used to determine:
  Net benefit costs for the year ended December 31		7.48%	        7.77%			5.50%		7.75%
  Accrued benefit obligation as at December 31		        7.50%		7.48%			5.50%		7.50%
Rate of future increases in compensation used to
  determine:
  Net benefit costs for the year ended December 31		3.80%		4.25%			-		-
  Accrued benefit obligation as at December 31		        3.50%		3.80%			-		-
---------------------------------------------------------------------------------------------------------------------------------
2003 sensitivity of key assumptions	                        Pension Benefit Plans		        Other Benefit Plans
---------------------------------------------------------------------------------------------------------------------------------
 (millions)						     Change in           Change in              Change in      Change in
                                                             obligation		 expense		obligation	expense
---------------------------------------------------------------------------------------------------------------------------------
Impact of hypothetical 0.25% change(1) in:
  Discount rate	                                            $ 167.2 		$  19.5 		$  1.1 		$   0.1
  Expected long-term rate of return on plan assets			        $  10.8 			        $   0.1
  Rate of future increases in compensation	            $  32.0 		$   6.6 		$   - 	        $    -
---------------------------------------------------------------------------------------------------------------------------------

(1) These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 0.25 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

The Company's health benefit costs for hospital rooms and medication were estimated to increase at an annual rate of 10% (2002 - 8%), decreasing to an annual growth rate of 5% (2002 - 5%) over a ten-year period; all other health benefit costs were estimated to increase at an annual rate of 10% (2002 - 5%), decreasing to an annual growth rate of 5% (2002 - 5%).

(h) Defined contribution plans

The Company's total defined contribution pension plan costs recognized were as follows:
Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Union pension plan contributions
  Regular benefits					                                      $    39.6        $   50.2
  Early retirement benefits (c)						                             - 		   65.7
---------------------------------------------------------------------------------------------------------------------------------
 						                                                   39.6 	  115.9
Other defined contribution pension plans					                   10.4 	    4.4
---------------------------------------------------------------------------------------------------------------------------------
 					                                                      $	   50.0       $   120.3
=================================================================================================================================

Regular benefit contributions for the union pension plan include other benefit amounts of $2.8 million (2002 - NIL).


20. Segmented Information The Company's reportable segments, which are used to manage the business, are Communications and Mobility. The Communications segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Mobility segment includes digital personal communications services and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.


Years ended
December 31	            Communications	         Mobility		 Eliminations		  Consolidated
(millions)	          2003	       2002	    2003	 2002	      2003	   2002	        2003	     2002
---------------------------------------------------------------------------------------------------------------------------------
External revenue$	  4,786.4     $4,989.3 	   $2,359.6 	$2,017.4     $	   - 	  $	-      $7,146.0     $7,006.7
Inter-segment revenue	     94.5         95.3 	       15.7 	    17.5       (110.2)	    (112.8)	     - 		  -
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue	  4,880.9      5,084.6 	    2,375.3 	 2,034.9       (110.2)	    (112.8)	7,146.0      7,006.7
Operations expense	  2,852.2      3,100.8 	    1,559.9 	 1,500.1       (110.2)	    (112.8)	4,301.9      4,488.1
---------------------------------------------------------------------------------------------------------------------------------
EBITDA excluding
 restructuring and
 workforce reduction
 costs		          2,028.7      1,983.8 	      815.4 	   534.8 	   - 		- 	2,844.1      2,518.6
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and
 work-force reduction
 costs		             28.3 	 563.4 		 - 	     6.5 	   -            -   	   28.3        569.9
---------------------------------------------------------------------------------------------------------------------------------

EBITDA(1)	         $2,000.4     $1,420.4 	   $  815.4 	$  528.3     $	   -      $     - 	$2,815.8    $1,948.7
=================================================================================================================================
CAPEX(2)	         $  892.8     $1,238.2 	   $  359.9 	$  459.7     $	   -      $     - 	$1,252.7    $1,697.9
=================================================================================================================================
EBITDA excluding
restructuring and
workforce reduction
costs less CAPEX	 $1,135.9     $	 745.6 	   $  455.5	$   75.1     $	   -      $	- 	$1,591.4     $ 820.7
=================================================================================================================================

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")
    is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. Previously, the Company defined
    EBITDA so as to exclude restructuring and workforce reduction costs; the definition was amended to reflect a change in how the Company operates. The
    Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with debt covenants.
(2) Total capital expenditures ("CAPEX").

21. Related Party Transactions

In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2004. As of December 31, 2003, in aggregate, $312.1 million (2002 - $312.1 million) of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after December 31, 2003, is U.S.$102 million.

In the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed. In connection with the 2001 disposition of TELUS' directory business to Verizon, the Company rebills, and collects for, directory listings on Verizon's behalf. The Company owed Verizon, on a net basis and including directory rebilling and collections done on Verizon's behalf as well as dividends payable, $40.9 million at December 31, 2003 (2002 - $75.4 million).

Years ended December 31 (millions)							       2003	        2002
---------------------------------------------------------------------------------------------------------------------------------
Verizon agreement
  Ongoing services and benefits expensed					              $   27.7       $     43.9
  Specified software licences and trademark licence acquired and recorded as
  capital and other	    								      $	    - 	      $   112.8
Sales to Verizon (Verizon customers' usage of TELUS' telecommunication
  infrastructure and other)                                                                   $   47.2	           40.2
 and other)	                                                                              $   35.9 	      $    31.5
---------------------------------------------------------------------------------------------------------------------------------

In common with, and on the same basis as, other shareholders of the Company, Verizon is eligible to participate in the Company's Dividend Reinvestment and Share Purchase Plan (see Note 16(l)). The following table presents a summary of the Company's dividend transactions with Verizon, which are included elsewhere in these financial statements in similarly captioned line item amounts.

Years ended December 31 (millions)							      2003	       2002
---------------------------------------------------------------------------------------------------------------------------------
Declared dividends attributable to Verizon's shareholdings
	- to be paid in cash		                                                      $    43.5       $    31.6
	- to be reinvested in Treasury shares						            0.5            12.3
---------------------------------------------------------------------------------------------------------------------------------

						                                                   44.0 	   43.9
---------------------------------------------------------------------------------------------------------------------------------

Cash payments						                                           43.0 	   21.0
Reinvested in Treasury shares						                            1.0 	   22.6
---------------------------------------------------------------------------------------------------------------------------------

						                                                   44.0 	   43.6
---------------------------------------------------------------------------------------------------------------------------------

Change in dividends payable to Verizon					            	             - 	            0.3
Dividends payable to Verizon, beginning of year					               	   11.0 	   10.7
---------------------------------------------------------------------------------------------------------------------------------

Dividends payable to Verizon, end of year					              $    11.0       $    11.0
=================================================================================================================================

22. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Years ended December 31 (millions)							      2003	       2002
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with Canadian GAAP					      $   331.5       $  (229.0)
Adjustments:
Decrease in depreciation expense (b)						                   35.8 	   35.8
Decrease in interest expense (c)						                    9.6 	    9.6
Amortization of intangible assets (d)						                  (81.8)	  (81.8)
Change in future employee benefits (e)						                  (16.9)	  (16.9)
Asset impairment - decrease in depreciation (f)						           57.6            72.1
Interest on convertible debentures (g)						                   (7.1)	   (6.8)
Accounting for derivatives (h)						                            2.0 	    1.3
Taxes on the above adjustments						                           (1.7)	   (8.6)
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before effect of change in accounting principle			                  329.0 	 (224.3)
Effect of change in accounting principles for intangible assets and goodwill (j)		     - 	       (1,701.6)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP						          329.0        (1,925.9)
Other comprehensive income (loss) (h) (n)						         (205.0)           40.9
---------------------------------------------------------------------------------------------------------------------------------
 Comprehensive income (loss) in accordance with U.S. GAAP 		                      $   124.0       $(1,885.0)
=================================================================================================================================
Net income (loss) in accordance with U.S. GAAP per Common Share and Non-Voting (basic and diluted):
 Before effect of change in accounting principles for intangible assets and goodwill	      $     0.93      $    (0.72)
 Effect of change in accounting principles for intangible assets and goodwill (j)		     - 		   (5.35)
---------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)					                                      $	    0.93      $    (6.07)
=================================================================================================================================

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

(millions)											2003	        2002
---------------------------------------------------------------------------------------------------------------------------------
Current Assets										      $ 1,517.3       $ 1,173.2
Capital Assets
  Property, plant, equipment and other		                                                7,757.8 	7,926.0
  Intangible assets subject to amortization		                                        2,666.0 	2,901.6
  Intangible assets with indefinite lives		                                        2,954.6 	2,950.1
Goodwill		                                                                        3,536.6 	3,543.2
Deferred Income Taxes		                                                                  709.0 	1,174.7
Other Assets		                                                                          623.1 	  979.9
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $19,764.4       $20,648.7
=================================================================================================================================
Current Liabilities	                                                                      $ 2,154.7       $ 2,181.0
Long-Term Debt		                                                                        6,628.4 	8,364.9
Other Long-Term Liabilities		                                                        1,367.1 	  499.7
Deferred Income Taxes		                                                                1,638.8 	1,655.1
Non-Controlling Interest		                                                           10.7 	   11.2
Shareholders' Equity		                                                                7,964.7 	7,936.8
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $19,764.4       $20,648.7
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between
Canadian and U.S. GAAP:
(millions)	                                                                              2003	        2002
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under Canadian GAAP	                                              $ 6,662.0       $ 6,432.6
Adjustments:
  Purchase versus Pooling Accounting (a) - (e), (k)		                                1,512.9 	1,545.8
  Asset impairment (f)		                                                                     - 	          (36.2)
  Reclassification of convertible debentures from equity to debt (g)		                 (149.6)	 (148.5)
  Accounting for derivatives (h)		                                                   (0.1)	   (1.4)
  Additional goodwill on Clearnet purchase (l)		                                          123.5 	  123.5
  Accumulated other comprehensive income (loss) (n)		                                 (184.0)	   21.0
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP	                                                      $ 7,964.7       $ 7,936.8
=================================================================================================================================
Composition of Shareholders' Equity under U.S. GAAP
  Preference and preferred shares
  TELUS Communications Inc. Preference Shares and Preferred Shares	                      $	   69.7       $	   69.7
  Common equity
  Common Shares		                                                                        4,282.6 	4,208.6
  Non-Voting Shares		                                                                4,585.8 	4,532.4
  Options and warrants		                                                                   51.5 	   56.8
  Accrual for shares issuable under channel stock incentive plan		                    0.6 	    0.3
  Cumulative foreign currency translation adjustment		                                   (2.7)	    1.2
  Retained earnings (deficit) 		                                                         (844.7)	 (960.6)
  Accumulated other comprehensive income (loss) (n)		                                 (184.0)	   21.0
  Contributed surplus		                                                                    5.9 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                7,895.0 	7,867.1
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $ 7,964.7       $ 7,936.8
=================================================================================================================================

(a)	Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b) Depreciation

Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values). As of March 31, 2004, the amortization of this difference will have been completed.

(c) Interest

Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).

(d) Intangible Assets

As TELUS' intangible assets on acquisition have been recorded at their fair value, amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

                                                        Cost	    Accumulated                   Net Book Value
                                                                    Amortization
(millions)					                                                2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscribers - wireline	                      $ 1,950.0       $   219.0 	      $ 1,731.0       $ 1,769.4
  Subscribers - wireless 		                  250.0 	  159.7 		   90.3 	  133.7
---------------------------------------------------------------------------------------------------------------------------------
 		                                        2,200.0 	  378.7 		1,821.3 	1,903.1
---------------------------------------------------------------------------------------------------------------------------------
 Intangible assets with indefinite lives
  Spectrum licences(1)		                        1,833.3 	1,833.3 		     - 	             -
---------------------------------------------------------------------------------------------------------------------------------
	                                              $ 4,033.3       $ 2,212.0 	      $ 1,821.3       $ 1,903.1
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2003, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2004													      $   373.6
2005														  270.6
2006														  117.0
2007														   68.7
2008														   54.2

(e) Future Employee Benefits

Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

(f) Asset Impairment

In the first quarter of 1998, BC TELECOM took an asset impairment charge. In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, at the time the assessment took place, the impairment amount recorded was the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded was the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP. As of December 31, 2003, the amortization of this difference had been completed.

(g) Convertible Debentures

Under Canadian GAAP, financial instruments such as the convertible debentures are classified as debt or equity according to their substance rather than their legal form. Accordingly, due to the substance of the transaction the convertible debentures have currently been classified as equity and the corresponding interest expense and the amortization of issue costs has been charged to the retained earnings rather than to the Consolidated Statements of Income. Pursuant to U.S. GAAP, the convertible debentures would be included in long-term debt. The corresponding interest expense on the convertible debentures and the amortization of issue costs would be charged to the Consolidated Statements of Income.

(h) Accounting for Derivatives

On January 1, 2001, the Company adopted, for U.S. GAAP purposes, the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires that all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income.

(i) Income Taxes

Years ended December 31 (millions)					                        2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current					                                                      $  (221.7)      $  (51.7)
Deferred						                                          395.4 	  43.9
---------------------------------------------------------------------------------------------------------------------------------
 						                                                  173.7 	  (7.8)
Investment Tax Credits						                                   (1.3)	 (50.5)
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $   172.4       $  (58.3)
=================================================================================================================================

The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:


Years ended December 31 ($ in millions)	                       2003		                       2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates	                      $   186.8 	   37.1%	      $   (93.3)	   39.4%
Tax rate differential on settlement of prior
 year tax issues		                          (47.0)				    2.4
Revaluation of deferred income tax assets and
liabilities for changes in statutory tax rates		   13.0 				   34.4
Non-tax effected elements of net income before tax	    1.9 				   10.0
Investment Tax Credits		                           (0.8)				  (30.6)
Non-taxable portion of gains		                     - 				          (16.4)
Other		                                           (2.8)				   11.0
---------------------------------------------------------------------------------------------------------------------------------
		                                          151.1 	   30.0%		  (82.5)	   34.9%
Large corporations tax		                           21.3 				   24.2
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery)	              $   172.4 	   34.3%	      $   (58.3)	   24.6%
=================================================================================================================================

As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its future income tax assets and future income tax liabilities. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the deferred tax assets (liabilities) are estimated as follows:

(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Capital assets
 Property, plant, equipment, other and intangible assets subject to amortization	      $  (534.1)      $  (334.4)
 Intangible assets with indefinite lives						       (1,007.0)   	 (992.3)
Reserves not currently deductible						                  156.1 	  145.7
Losses available to be carried forward						                  622.2 	  765.8
Other						                                                  137.0 	   73.6
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $  (625.8)      $	 (341.6)
=================================================================================================================================
Deferred tax assets
	Current					                                              $   304.0       $	  138.8
	Non-current						                                  709.0 	1,174.7
---------------------------------------------------------------------------------------------------------------------------------
						                                                1,013.0 	1,313.5
Deferred tax liabilities						                       (1,638.8)       (1,655.1)
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets (liabilities)					                      $  (625.8)      $	 (341.6)
=================================================================================================================================

(j) Intangible Asset Transitional Impairment Amount and Goodwill

Commencing January 1, 2002, in Canada and the United States, new Generally Accepted Accounting Principles for intangible assets with an indefinite life and goodwill apply to the Company (Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets"). As one part of the transitional implementation, intangible assets with indefinite lives were tested for impairment as at January 1, 2002. Any such transitional impairment amount arising is considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. As a result of the differing accounting treatment afforded the merger of BC TELECOM and TELUS (see (a) and (d)), the recorded value of intangible assets with indefinite lives differs materially between Canadian and U.S. GAAP. The Company has assessed its intangible assets with indefinite lives and determined it necessary to record a transitional impairment amount of $595.2 million ($910.0 million before tax) for purposes of Canadian GAAP; a transitional impairment of $1,701.6 million ($2,609.7 million before tax) was required under U.S. GAAP. The transitional impairment amount, under both Canadian and U.S. GAAP, reduced the carrying values of the intangible assets with indefinite lives to the same amounts, thus eliminating the corresponding GAAP difference.

Similarly, goodwill was also to be tested for impairment as at January 1, 2002, and any transitional impairment amount would also be considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. The Company completed this test in the first quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

(k) Goodwill

Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(l) Additional Goodwill on Clearnet purchase

Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(m) Share-Based Compensation

Generally Accepted Accounting Principles require disclosure of the impact on net income (loss) and net income (loss) per Common Share and Non-Voting Share as if the fair value based method of accounting had been applied for share-based compensation. Under Canadian GAAP, this is required in respect of awards made after 2001; under U.S. GAAP, this is required in respect of awards made after 1994. The fair values of the Company's options granted in 2003 and 2002, and the weighted average assumptions used in estimating the fair values, are set out in Note 8(a). Such impact, using the fair values set out in Note 8(a) would approximate the following pro forma amounts:

Years ended December 31 (millions except per share amounts)		                        2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost					                                      $	43.9 	      $	   62.3
Net income (loss) in accordance with U.S. GAAP
  As reported					                                              $	328.9 	      $(1,925.9)
  Pro forma					                                              $	285.0 	      $(1,988.2)
Net income (loss) in accordance with U.S. GAAP per Common Share and Non-Voting Share
  Basic
     As reported					                                      $	0.93 	      $	   (6.07)
     Pro forma					                                              $	0.81 	      $	   (6.25)
  Diluted
     As reported					                                      $	0.93 	      $	   (6.07)
     Pro forma					                                              $	0.80 	      $	   (6.25)
---------------------------------------------------------------------------------------------------------------------------------

(n) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Years ended December 31 (millions)			2003		                                2002
---------------------------------------------------------------------------------------------------------------------------------
                                       Unrealized                                      Unrealized
                                       fair value of                                   fair value of
                                       derivative      Minimum                         derivative      Minimum
                                       cash flow       pension                         cash flow       pension
                                       hedges          liability       Total           hedges          liability       Total
---------------------------------------------------------------------------------------------------------------------------------
Amount arising in year	               $ (303.8)       $ (12.5)	       $ (316.3)       $  227.8        $(156.5)	       $  71.3
Income tax expense (recovery)		 (114.5)	   3.2 		 (111.3)	   92.2 	 (61.8)		  30.4
---------------------------------------------------------------------------------------------------------------------------------

Net		                         (189.3)	 (15.7)		 (205.0)	  135.6 	 (94.7)		  40.9
Accumulated other comprehensive
 income (loss), beginning of year	  115.7 	 (94.7)		   21.0 	 (19.9)		    - 	         (19.9)
---------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive
 income (loss), end of year	       $  (73.6)       $(110.4)	       $ (184.0)       $ 115.7 	        $(94.7)	       $  21.0
=================================================================================================================================

(o) Recently Issued Accounting Standards Not Yet Implemented

As would affect the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 12,2004
						TELUS Corporation



						___"James W. Peters"___
						Name:  James W. Peters
						Title:  Corporate Secretary